Filed pursuant to Rule 424(b)(3)
Registration No. 333-165617
Registration Nos. 333-165617-01
to 333-165617-34

PROSPECTUS

Offer to Exchange
$600,000,000 in Aggregate Principal Amount of
10.375% Senior Notes Due 2016
Which Have Been Registered Under the Securities Act
For Any and All Outstanding 10.375% Senior Notes Due 2016

Issued by

NATIONAL MONEY MART COMPANY

Fully and Unconditionally Guaranteed by

DOLLAR FINANCIAL CORP.

and certain of its existing and future U.S. and Canadian Subsidiaries

This exchange offer will expire at 5:00 p.m., New York City time, on July 9, 2010, unless extended.

National Money Mart Company, which we refer to in this prospectus as the Issuer, hereby offers to exchange up to $600,000,000 aggregate principal amount of its 10.375% senior notes due 2016, which have been registered under the Securities Act of 1933, as amended, pursuant to a registration statement of which this prospectus is part and which we refer to in this prospectus as the exchange notes, for a like principal amount of its 10.375% senior notes due 2016 outstanding on the date hereof, which we refer to in this prospectus as the old notes, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

The terms of the exchange notes are identical in all material respects to those of the old notes, except for certain transfer restrictions, registration rights and liquidated damages provisions applicable to the old notes. The exchange notes will evidence the same debt as the old notes. The exchange notes will be issued pursuant to, and entitled to the benefits of, the indenture, dated as of December 23, 2009, among the Issuer, Dollar Financial Corp., the indirect parent company of the Issuer, which we refer to in this prospectus as the Parent, and certain domestic and Canadian subsidiaries of Parent that are parties thereto, as guarantors, and U.S. Bank National Association, as trustee. Consequently, the old notes and the exchange notes will be treated as a single class of debt securities under the indenture. National Money Mart Company will not receive any proceeds from the exchange offer. The exchange will not be a taxable event for U.S. federal income tax purposes. The exchange notes will not be listed on any national securities exchange or The Nasdaq Stock Market, Inc.

The old notes are, and, upon their issuance, the exchange notes will be, the senior unsecured obligations of the Issuer and will rank equally in right of payment with all of its future senior unsecured indebtedness from time to time outstanding. The obligations of the Issuer under the old notes are, and, upon their issuance, the exchange notes will be, fully and unconditionally guaranteed, on a joint and several basis, by the Parent and certain of its existing and future U.S. and Canadian subsidiaries.

We are making the exchange offer described in this prospectus in reliance on position of the staff of the Securities and Exchange Commission set forth in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated and Shearman & Sterling no action letters and similar no action letters issued to third parties.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

You should carefully consider the risk factors beginning on page 20 of this prospectus before deciding whether or not to participate in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 14, 2010.

Broker-dealers receiving exchange notes in exchange for old notes acquired for their own account through market-making or other trading activities must deliver a prospectus in any resale of the exchange notes.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

This document incorporates important business and financial information about us from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to us through the Securities and Exchange Commission’s website at http://www.sec.gov or by requesting them in writing or by telephoning us at the following address: National Money Mart Company, c/o Dollar Financial Corp., 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312-1288, Attention: Investor Relations, Phone: (610) 296-3400.

In order for you to receive timely delivery of these documents in advance of the expiration of the exchange offer, we must receive your request no later than July 1, 2010.

PROSPECTUS SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements and related notes included in this prospectus or incorporated by reference herein. You should carefully read this prospectus and the information incorporated by reference herein, including the sections entitled “Risk Factors” and “Unaudited Pro Forma Condensed Consolidating Financial Statements.” Unless we indicate otherwise, or the context otherwise requires, information identified in this prospectus as “pro forma” gives effect to our acquisition of Military Financial Services, LLC, the amendment and extension of our senior secured credit facility, the prepayment of a portion of our outstanding term loans and the offering of the old notes and the application of the net proceeds therefrom, which we collectively refer to as the “Transactions”. See “The Transactions.”

As used in this prospectus, unless the context otherwise requires, the terms (i) “we,” “us,” “our” and “the Company” refer to Dollar Financial Corp. and its subsidiaries, including National Money Mart Company, the issuer of the exchange notes and the old notes, (ii) “Issuer” refers solely to National Money Mart Company, (iii) “Parent” refers solely to Dollar Financial Corp., (iv) “DFG” refers solely to Dollar Financial Group, Inc., (v) “Dollar Financial U.K.” refers solely to Dollar Financial U.K. Limited, (vi) “MFS” refers to Military Financial Services, LLC and its wholly-owned subsidiaries, Dealers’ Financial Services, LLC and Dealers’ Financial Services Reinsurance Ltd., and (vii) “DFS” refers to Dealers’ Financial Services, LLC and Dealers’ Financial Services Reinsurance Ltd. Unless the context otherwise requires, the terms “fiscal year” and “fiscal” refer to (i) the twelve-month period ended on June 30 of that year with respect to the Company and (ii) the twelve-month period ended on December 31 of that year with respect to MFS. References to “$,” “dollars,” “United States dollars” or “U.S. dollars” refer to the lawful currency of the United States of America.

Our Company

We are a leading international financial services company serving unbanked and under-banked consumers. We believe our financial services store network is the largest network of its kind in each of Canada and the United Kingdom and the second-largest network of its kind in the United States. Our customers are typically service sector individuals who require basic financial services but, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. To meet the needs of these customers, we provide a range of consumer financial products and services primarily consisting of check cashing, single-payment consumer loans, longer-term installment loans, pawn lending, debit cards, phone/gift cards, bill payment, money orders, money transfers, foreign exchange, gold buying and legal document processing services.

As of March 31, 2010, our global financial services network consisted of 1,178 locations (of which 1,054 are company-owned) operating primarily as Money Mart®, Money Shop®, Loan Mart®, Money Corner®, Insta-Cheques® and The Check Cashing Store® in the United States, Canada, the United Kingdom and the Republic of Ireland. These locations primarily offer financial services including check cashing, single-payment consumer loans, sale of money orders, money transfer services and various other related services. Also included in this network is our Poland operation acquired in June 2009 which provides financial services to the general public through in-home loan servicing. Furthermore, this network includes a U.K. Internet based consumer lending business as well as a merchant cash advance business in the United Kingdom that primarily provides working capital to small retail businesses by providing cash advances against a future receivable calculated as a percentage of future credit card sales.

Our network includes the following platforms for delivering our financial services to the consumers in our core markets:

United States.  We believe we operate one of only seven U.S. check cashing store networks that have more than 100 locations, the remaining competitors being local chains and single-unit operators. As of March 31, 2010, we operated a total of 348 financial services stores in 15 states, including 99 stores in California, 104 stores in Florida, 35 stores in Arizona, 18 stores in Louisiana and 92 stores in 11 other states. Our financial services store locations typically offer our full range of financial products and services, including check cashing and short-term consumer loans. Our 37 Loan Mart stores principally offer short-term consumer loans, as well as other ancillary services depending upon location. Our U.S. business had revenues of $153.7 million for fiscal 2008 and $154.9 million for fiscal 2009. Additionally, for the nine months ended March 31, 2009, our U.S. business had revenues of $121.9 million and, for the nine months ended March 31, 2010, our U.S. business had revenues of $104.7 million.

Canada.  In Canada, we believe we are the leading financial services company serving unbanked and under-banked consumers and we hold a significant share of that market. We estimate that the total number of outlets offering check cashing and/or single-payment consumer loans in the entire Canadian market to be 1,500. We believe that there are only two other networks of stores in Canada with over 100 locations. While we believe that we enjoy almost 30% market share by outlet in Canada, our research estimates our market share by volume of business to be significantly higher. As of March 31, 2010, there are 460 financial services stores in our Canadian network, of which 398 are operated by us and 62 are operated by franchisees in 12 of the 13 Canadian provinces and territories with 224 locations in Ontario, 83 locations in British Columbia, 72 locations in Alberta, 20 locations in Manitoba and 61 locations in the other 8 provinces and territories. All of our stores in Canada are operated under the name “Money Mart” except locations in the Province of Québec, which operate under the name “Instant Cheques”. The stores in Canada typically offer check cashing, short-term consumer loans and other ancillary products and services. Our Canadian business had revenues of $279.5 million for fiscal 2008 and $236.3 million for fiscal 2009. The impact of foreign currency rates resulted in a decrease in Canadian revenues for fiscal 2009 of approximately $34.4 million versus the prior year. Additionally, for the nine months ended March 31, 2009, our Canadian business had revenues of $180.4 million and, for the nine months ended March 31, 2010, our Canadian business had revenues of $204.3 million. The impact of foreign currency rates resulted in an increase in Canadian revenues for the nine months ended March 31, 2010 of approximately $17.1 million versus the prior year.

United Kingdom and Republic of Ireland.  Based on information from the British Cheque Cashers Association, we believe that we have a United Kingdom market share of stores of approximately 18%. In addition, we believe that our 347 company-operated and franchised/agent stores as of December 31, 2009 account for up to 40% of the total check cashing transactions performed at check cashing stores in the United Kingdom. As of March 31, 2010, there are 362 financial services stores in our United Kingdom network, of which 308 are operated by us and 54 are operated by franchisees/agents with 308 locations in England, 25 locations in Scotland, 13 locations in Wales and 15 locations in Northern Ireland. We currently have one store in the Republic of Ireland which we opened in 2008. All of our stores in the United Kingdom and the Republic of Ireland (with the exception of certain franchises operating under the name “Cash A Cheque”) are operated under the name “Money Shop.” The stores in the United Kingdom typically offer check cashing, short-term consumer loans, pawn lending and other ancillary products and services. Our store in the Republic of Ireland offers check cashing and other ancillary products and services. In April 2009, we acquired all the shares of Express Finance Limited, a U.K. Internet-based consumer lending business. Our United Kingdom and Republic of Ireland business had revenues of $139.0 million for fiscal 2008 and $136.7 million for fiscal 2009. The impact of foreign currency rates resulted in a decrease in United Kingdom and Ireland revenues for fiscal 2009 of approximately $32.8 million. Additionally, for the nine months ended March 31, 2009, our United Kingdom and Republic of Ireland business had revenues of $101.1 million and, for the nine months ended March 31, 2010, our United Kingdom and Republic of Ireland business had revenues of $135.4 million. The impact of foreign currency rates resulted in a decrease in United Kingdom and Republic of Ireland revenues for the fiscal quarter ended March 31, 2010 of approximately $1.1 million.

On October 3, 2009, we purchased a merchant cash advance business in the United Kingdom. The acquired company primarily provides working capital needs to small retail businesses by providing cash advances against a percentage of future credit card sales. The purchase price for the acquired company, which currently manages a receivable portfolio of approximately $3.5 million, was $4.6 million. The acquired company is competitively positioned in a rapidly growing market. Moreover, we believe we can export and leverage this expertise to other European countries as well as our Canadian business unit.

Poland.  On June 30, 2009, we acquired a 76% interest in an established consumer lending business in Poland. The acquired company, Optima, S.A., founded in 1999 and headquartered in Gdansk, offers unsecured loans of generally 40-50 week durations with an average loan amount of $250 to $500. The loan transactions include an in-home servicing feature, whereby loan disbursement and collection activities take place in the customer’s home according to a mutually agreed-upon and pre-arranged schedule. The in-home loan servicing concept is well accepted within Poland and Eastern Europe. Customer sales and service activities are managed through an extensive network of local commission-based representatives across six provinces in Northwestern Poland.

DFS Acquisition.  On December 23, 2009, we acquired MFS, which, through its wholly-owned subsidiary, DFS, is an established business that provides services to enlisted military personnel seeking to purchase new and used vehicles. We refer in this prospectus to our acquisition of MFS as the DFS acquisition. DFS markets its services through its branded Military Installment Loan and Education Services, or “MILES”, program. DFS provides services to enlisted military personnel who make applications for auto loans to purchase new and used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank based in the United States. Additionally, DFS provides ancillary services such as service contracts and guaranteed asset protection, or GAP, insurance, along with consultations regarding new and used automotive purchasing, budgeting and credit and ownership training. DFS’s revenue comes from fees which are paid by the third-party national bank and fees from the sale of ancillary products such as warranty service contracts and GAP insurance coverage. DFS operates through an established network of arrangements with more than 545 franchised and independent new and used car dealerships, according to underwriting protocols specified by the third-party national bank. Importantly, as a result of its fee-based business model, DFS receives up-front payments for its services and is not exposed to balance sheet risk on any of the loans that are funded and serviced by the third-party national bank. The purchase price for the DFS acquisition was approximately $117.8 million, plus approximately $5.5 million on account of the working capital of MFS and its subsidiaries as of the closing date.

We believe that DFS provides us with an opportunity to expand into a financial services business that has historically offered relatively stable free cash flow due to the nature of its business, a stable customer base, multiple revenue streams, low operational costs and low capital requirements. While DFS currently does business in all but seven U.S. states, we believe there are opportunities to expand geographically, increase penetration in certain markets, expand product offerings, and increase penetration of DFS’s products with more tenured enlisted military personnel with higher pay grade levels. While high levels of unemployment have significantly reduced civilian demand for automobiles and auto loans, we believe that DFS is less impacted by this trend due to the stable employment and regular wage increases provided by the U.S. military.

Products and Services

Our customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to our convenient neighborhood locations, extended operating hours and high-quality customer service. Our products and services, principally our check cashing and short-term consumer loan program, provide immediate access to cash for living expenses or other needs. We principally cash payroll checks, although our stores also cash government benefit, personal and income-tax-refund checks. During fiscal 2009, we cashed 9.3 million checks with a total face amount of $4.5 billion and an average face amount of $487 per check. During fiscal 2009, we originated 4.1 million single-payment consumer loans with an average principal amount of $406 and a weighted average term of approximately 18 days. In addition, we acted as a servicer and direct lender originating approximately 6,000 longer-term installment loans with an average principal amount of $815 and a weighted average term of approximately 210 days. We strive to provide our customers with high-value ancillary services, including Western Union money order and money transfer products, electronic tax filing, reloadable VISA® and Mastercard® debit cards, bill payment, foreign currency exchange, pawn broking, gold buying, photo ID and prepaid local and long-distance phone services. In addition, during the twelve-month period ended March 31, 2010, DFS, through its MILES program, provided services in connection with approximately 39,235 automobile loan applications by enlisted military personnel resulting in approximately 15,046 completed loan contracts, with an average loan amount of approximately $15,575.

Industry Overview

We operate in a sector of the financial services industry that serves the basic need of service sector individuals who need convenient access to cash and other services. This need is primarily evidenced by consumer demand for check cashing, short-term and longer-term installment loans, pawn lending, Western Union transfers, debit cards and other services. Consumers who use these services are often underserved by banks and other financial institutions.

Service sector individuals represent the largest part of the population in each country in which we operate; in the United States, the service sector makes up one of the fastest growing segments of the workforce. Many of these individuals, particularly in the United States, do not maintain regular banking relationships. They use services provided by our industry for a variety of reasons, including that they often:

•	do not have sufficient assets to meet minimum balance requirements or to achieve the benefits of savings with banks;

•	do not write enough checks to make a bank account beneficial;

•	need access to financial services outside of normal banking hours;

•	desire not to pay fees for banking services that they do not use;

•	require immediate access to cash from their paychecks;

•	may have a dislike or distrust of banks; and

•	do not have a neighborhood bank in close proximity to them.

In addition to check cashing services, under-banked consumers also require short-term and longer-term installment loans that provide cash for living and other expenses. They also may not be able to or want to obtain loans from banks as a result of:

•	their immediate need for cash;

•	irregular receipt of payments from their employers;

•	their desire for convenience and customer service;

•	the unavailability of bank loans in small denominations for short terms; and

•	the high cost of overdraft advances through banks.

Despite the demand for basic financial services, access to banks has become more difficult over time for many consumers. Many banks have chosen to close their less profitable or lower-traffic locations and reduced the hours they operate. Typically, these branch closings have occurred in neighborhoods where the branches have failed to attract a sufficient base of customer deposits. This trend has resulted in fewer convenient alternatives for basic financial services in many neighborhoods. Many banks have also reduced or eliminated some services that under-banked consumers desire.

As a result of these trends, a significant number of retailers have begun to offer financial services to service sector individuals. The providers of these services are fragmented, and range from specialty finance offices to retail stores in other industries that offer ancillary services.

We believe that the under-banked consumer market will continue to grow as a result of a diminishing supply of competing banking services as well as underlying demographic trends. These demographic trends include an overall increase in the population and an increase in the number of self employed, small business and service sector jobs as a percentage of the total workforce.

The demographics of the typical customers for non-banking financial services vary somewhat in each of the markets in which we operate, but the trends driving the industry are generally the same. In addition, the type of store and services that appeal to customers in each market varies based on cultural, social, geographic, economic and other factors. Finally, the composition of providers of these services in each market results, in part, from the historical development and regulatory environment in that market.

Growth Opportunities

We believe that significant opportunities for growth exist in our industry as a result of:

•	growth of small businesses, the self employed and service-sector workforce;

•	failure of commercial banks and other traditional financial service providers to adequately address the needs of small business, service sector and other working-class individuals;

•	trends favoring larger operators in the industry;

•	consolidation within our industry; and

•	Canadian short-term consumer lending provincial regulation that will likely change the competitive landscape and favor lower cost operators.

We believe that, as the service sector population segment increases, and as trends within the retail banking industry make banking less accessible or more costly to these consumers, the industry in which we operate will see a significant increase in demand for our products and services. We also believe that the industry will continue to consolidate as a result of a number of factors, including:

•	economies of scale available to larger operations;

•	use of technology to serve customers better and to control large store networks;

•	inability of smaller operators to form the alliances necessary to deliver new products; and

•	increased licensing and regulatory burdens.

This consolidation process should provide us, as operator of one of the largest store networks, with opportunities for continued growth. We also believe there are substantial growth opportunities in Europe.

Competition

United States.  The industry in which we operate in the United States is highly fragmented. According to Financial Service Centers of America, Inc. or FiSCA, there are over 11,000 neighborhood check cashing stores and according to published equity research estimates by Stephens Inc., there are over 24,000 short-term lending stores. There are several public companies in the United States with a large network of stores offering single-payment consumer loans, as well as several large pawn shop chains offering such loans in their store networks in the United States. Like check cashing, there are also many local chains and single-unit operators offering single-payment consumer loans as their principal business product.

Canada.  With the advent of new provincial regulation for single-payment consumer loans, we anticipate that U.S. competitors will likely enter into the Canadian market. Under the new provincial regulation, we believe we have an opportunity to leverage our multi-product platform and improve our share of the Canadian market by continuing to offer lower product pricing than a number of our competitors. Furthermore, we believe many of the less efficient mono-line operators will likely struggle under provincial regulation, which should present an opportunity for us to purchase their stores or customer accounts at attractive prices.

United Kingdom.  In the consumer lending market, recent research indicates that the U.K. market for small, short-term single-payment loans is served by approximately 1,650 store locations, which include check cashers, pawn brokers and home-collected credit companies and is also served by approximately 15 on-line lenders.

Globally.  In addition to other check cashing stores and consumer lending stores and financial services platforms in the United States, Canada, the United Kingdom, Poland and the Republic of Ireland, our industry includes banks and other financial services entities, as well as with retail businesses, such as grocery and liquor stores, which often cash checks for their customers. Some competitors, primarily grocery stores, do not charge a fee to cash a check. However, these merchants generally provide this service to certain customers with solid credit ratings or for checks issued by highly recognized companies, or those written on the customer’s account and made payable to the store.

Our industry includes companies that offer automated check cashing machines and franchised kiosk units that provide check-cashing and money order services to customers, which can be located in places such as convenience stores, bank lobbies, grocery stores, discount retailers and shopping malls.

We believe that convenience, hours of operations and other aspects of customer service are the principal factors influencing customers’ selection of a financial services company in our industry and that the pricing of products and services is a secondary consideration.

Competitive Strengths

We believe that the following competitive strengths position us well for continued growth:

Leading Position in Core Markets.  We have a leading position in our core markets. As of March 31, 2010, we operate 348 company-owned stores in the United States, 398 company-owned stores in Canada, 308 company-owned stores and an Internet-based consumer lending business in the United Kingdom and one company-owned store in the Republic of Ireland. In addition, with our acquisition in June 2009 of an established consumer lending business in Poland, we service an average of 30,000 customers through in-home loan servicing. As of March 31, 2010, we had 62 and 54 foreign financial services franchised/agent locations in Canada and in the United Kingdom, respectively. Highlights of our competitive position in these core markets include the following:

•	A large portion of our domestic stores are located in the western United States and Florida, where we believe we hold leading market positions.

•	We are the industry leader in Canada, and we believe that we hold a very significant market share and have at least one store in almost every Canadian city with a population of over 50,000.

•	We believe that we are the largest check cashing company in the United Kingdom, comprising approximately 18% of the market measured by number of stores, although we believe that we account for approximately 40% of all check cashing transactions performed at check cashing stores.

Additionally, through DFS, we currently provide services to approximately 110 U.S. military communities covering approximately 95% of all U.S. military bases.

Diversified Product and Geographic Mix.  Our stores offer a wide range of consumer financial products and services to meet the demands of their respective locales, including check cashing, short-term consumer loans, money orders and money transfer services. We also provide high-value ancillary products and services, including Western Union money order and money transfer products, electronic tax filing, bill payment, foreign currency exchange, reloadable VISA® and MasterCard® brand debit cards, pawn broking, gold buying, photo ID and prepaid local and long-distance phone services. For fiscal 2009, the revenue contribution by our check cashing operations was 31.2%, our consumer lending operations was 50.5% and our other products and services was 18.3%. Additionally, for the nine month period ended March 31, 2010, the revenue contribution by our check cashing operations was 25.1%, our consumer lending operations was 52.7% and our other products and services was 22.1%. In addition to our product diversification, our business is diversified geographically. For fiscal 2009, our U.S. operations generated 29.4% of our total revenue, our Canadian operations generated 44.7% of our total revenue and our United Kingdom operations generated 25.9% of our total revenue. For the nine month period ended March 31, 2010, our U.S. operations generated 24.8% of our total revenue, our Canadian operations generated 45.2% of our total revenue and our United Kingdom operations generated 30.0% of our total revenue. Our broad product and geographic mix provides a diverse stream of revenue growth opportunities that we believe distinguishes us from others in the industry. In addition, as a result of the DFS acquisition, we will offer services to enlisted U.S. military personnel who make application for auto loans to purchase new and used vehicles. DFS’s revenue comes from fees which are paid by a third-party national bank and fees from the sale of ancillary products such as warranty service contracts and GAP insurance coverage. After giving pro forma effect to the DFS acquisition, the fee-based income of DFS would have generated approximately 14.7% of our U.S. revenue for fiscal 2009 and 16.3% of our U.S. revenue for the nine month period ended March 31, 2010.

Diversification and Management of Credit Risk.  Our revenue is generated through a high volume of small-dollar financial transactions, and therefore our exposure to loss from a single customer transaction is minimal. In addition, we actively manage our customer risk profile and collection efforts in order to maximize our consumer lending and check cashing revenues while maintaining losses within an expected range. We have instituted control mechanisms that have been effective in managing risk. Such mechanisms, among others, include the daily monitoring of initial return rates with respect to payments made on our consumer loan portfolio. We have implemented predictive scoring models that limit or eliminate the amount of loans we offer to customers who statistically would likely be unable to repay their loan. As a result, we believe that we are less likely to sustain a material credit loss from a series of transactions or launch of a new product. We historically have experienced relatively low net write-offs as a percentage of the face amount of checks cashed. For fiscal 2009, in our check cashing business, net write-offs as a percentage of the face amount of checks cashed were 0.29% as compared to the prior year’s rate of 0.31%. With respect to loans funded directly by us, net write-offs as a percentage of originations were 3.1% for fiscal 2009 as compared to the prior year’s rate of 2.9%.

High-Quality Customer Service.  We commissioned a consumer research study in 2009 that told us that our customer satisfaction scores are well over 90%. We adhere to a strict set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our customers. We believe that our customers appreciate this convenience, as well as the flexible and extended operating hours that we typically offer, which are often more compatible with our customers’ work schedules. We provide our customers with a clean, attractive and secure environment in which to transact their business. We believe that our friendly and courteous customer service at both the store level and through our centralized support centers is a competitive advantage.

Management Expertise.  We have a highly experienced and motivated management team at both the corporate and operational levels. Our CEO and CFO each have more than 20 years experience with retail financial services companies serving unbanked and under-banked consumers. Our senior management team is very tenured and also has extensive experience in the financial services industry and multi-unit retail operations. Collectively, this team has demonstrated the ability to grow our business through their operational leadership, strategic vision, and experience in selecting and integrating acquisitions. Since 1990, we have completed more than 90 acquisitions that added over 780 company-owned financial services stores to our network, as well as new products, lending platforms, and expansion into additional countries, with a continuing focus on serving the service sector workforce.

Business Strategy

Our business strategy is designed to capitalize on our competitive strengths and enhance our leading market positions. Key elements of our strategy include:

Growing Through Disciplined Network Expansion.  We intend to continue to grow our network through the addition of new stores, acquisitions and expansion of financial services platforms, while adhering to a disciplined selection process. In order to optimize our expansion, we carefully assess potential markets by analyzing demographic, competitive and regulatory factors, site selection and availability and growth potential. We seek to add locations that offer check cashing, consumer lending, debit cards, foreign currency, pawn lending, gold buying and other services or a combination of any of these products and services. In fiscal 2009, we entered into Poland, our fifth country, with the acquisition of 76% of Optima, S.A., a company that offers unsecured loans with payment terms of generally 40 — 50 week durations with an average loan amount of $250 to $500. Also during fiscal 2009, we acquired an established profitable U.K. Internet-based consumer lending business which was immediately accretive to earnings. The acquired company is competitively positioned in a rapidly growing market and further expands our expertise within the Internet lending arena. Moreover, we believe we can export and leverage this expertise to other European countries as well as our Canadian business unit. We continue to actively seek to acquire targeted competitor operations in selected expansion markets in the United States, Canada, the United Kingdom, Europe and Latin America and attractive financial services businesses like DFS.

Introducing Related Products and Services.  We believe that our check cashing and consumer lending customers enjoy the convenience of other high value products and services offered by us. These products and services enable our customers to manage their personal finances more effectively. For example, in fiscal 2004, we introduced reloadable VISA® brand debit cards, and, in fiscal 2005, we introduced VISA® brand gift cards. In fiscal 2006, we introduced an installment loan program in the United States and the United Kingdom. In fiscal 2008, we launched an Internet single-payment loan site for residents of the United Kingdom and plan to expand to other geographic areas over time. During fiscal 2009, we began gold buying services in the United Kingdom, Canada and the United States. We believe this can be a high growth area while gold prices remain relatively high. The addition of the U.K. Internet-based consumer lending business also adds to our product offerings. Our product development department continues to develop and test additional new products and services for our customers.

Capitalizing on our Enhanced Network and System Capabilities.  With our network of 1,178 stores as of March 31, 2010, we believe we are well positioned to capitalize on economies of scale. Our centralized core support functions, including collections, call center, field operations and service, loan processing and tax filing enable us to generate efficiencies by improving collections and purchasing power with our vendors. Our proprietary systems are used to further improve our customer relations and loan servicing activities, as well as to provide a highly efficient means to manage our internal reporting requirements as well as regulatory compliance efforts. We plan to continue to take advantage of these efficiencies to enhance network and store-level profitability.

Maintaining our Customer-Driven Retail Philosophy.  We strive to maintain our customer-service-oriented approach and meet the basic financial service needs of our service sector customers. This dedication to service helps to explain our high 90%+ customer satisfaction scores. We believe our approach differentiates us from many of our competitors and is a key tenet of our employee training programs. We offer extended operating hours in clean, attractive and secure store locations to enhance appeal and stimulate store traffic. In certain markets, we operate stores that are open 24 hours a day. To ensure customer satisfaction, we periodically send anonymous market researchers posing as shoppers to our stores to measure customer service performance. We plan to continue to develop ways to improve our performance, including incentive programs to reward employees for exceptional customer service.

Community Involvement and Ethics.  We strengthen relationships with our business partners through ethical behavior and with our customers through community involvement. In March 2007, we were honored to be named the fourth most trustworthy public company in the United States by Audit Integrity, who ranked firms on exhibiting the “highest degree of accounting transparency and fair dealing to stake holders during 2006.” We have also encouraged the management of each of our stores to involve themselves with their respective local communities. From these efforts we provide hundreds of thousands of dollars in charitable donations every year. In Canada, over the last 5 years we have raised well over $1.0 million for Easter Seals through our sponsorship of the 24 Hour Relay.

Regulation

We are subject to regulation by foreign, federal and state governments that affects the products and services we provide. In general, this regulation is designed to protect consumers who deal with us and not to protect the holders of our securities, including our common stock. In particular, we are subject to the regulations described below as well as currency reporting regulations, regulations regarding our legal document processing services business, privacy regulation and other regulations described in our annual report on Form 10-K for fiscal 2009, our quarterly reports on Form 10-Q for fiscal 2010 and our current reports on Form 8-K filed during fiscal 2010.

Regulation of Check Cashing

To date, regulation of check cashing fees in the United States has occurred on the state level. We are currently subject to fee regulation in seven states: Arizona, California, Hawaii, Louisiana, Ohio, Pennsylvania and Florida, where regulations set maximum fees for cashing various types of checks. Our fees comply with applicable state regulations.

Some states, including California, Ohio, Pennsylvania and Washington, have enacted licensing requirements for check cashing stores. Other states, including Ohio, require the conspicuous posting of the fees charged by each store. A number of states, including Ohio, also have imposed recordkeeping requirements, while others require check cashing stores to file fee schedules with the state.

In Canada, the federal government generally does not regulate our check cashing business, nor do provincial governments generally impose any regulations specific to the check cashing industry. The exceptions are the provinces of Québec and Saskatchewan, where check cashing stores are not permitted to charge a fee to cash government checks, and Manitoba, where the province imposes a maximum fee to cash government checks.

In the United Kingdom, as a result of the Cheques Act of 1992, banks must refund the fraudulent or dishonest checks that they clear to the maker. For this reason, banks have invoked more stringent credit inspection and indemnity criteria for businesses such as ours. Additionally, in 2003, the Money Laundering Regulations of 1993 were enhanced, requiring check cashing, money transfer and foreign currency exchange providers to be licensed, and in 2007, they were further enhanced to require background checks of persons running such businesses as a requirement of granting a license. We believe we currently comply with these rules and regulations.

Regulation of Consumer Lending

In Canada, our consumer lending activities have historically been subject to provincial licensing in Saskatchewan, Nova Scotia, New Brunswick and Newfoundland. A federal usury ceiling had applied to loans we made to Canadian consumers. Historically, Canadian borrowers contracted to repay us in cash. If they elected to repay by check, we also collected, in addition to a permissible finance charge, our customary check-cashing fees. Effective May 3, 2007, the Canadian Parliament amended the federal usury law to transfer jurisdiction and the development of laws and regulation of our industry’s consumer loan products to the respective provinces. To date, the provinces of British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island and New Brunswick have all passed legislation to regulate short term consumer lenders, and each already has, or is currently in the process of, adopting new regulations and rates consistent with the federal regulations. Alberta has also added regulations to its existing consumer protection legislation to also regulate short term consumer lenders. As of July 1, 2009, we have implemented a new lending model in Ontario to conform to its new legislation. As of August 1, 2009, we have also implemented our new lending model in Nova Scotia and Alberta on September 1, 2009, and in British Columbia on November 1, 2009. The new lending model requires consumers to pay a flat fee per each $100 borrowed. In general, the regulations proposed and implemented to date are similar to those in effect in the United States which require lenders to be licensed, set maximum limits on the charges to the consumer for a loan and regulate collection practices.

In the United Kingdom, consumer lending is governed by the Consumer Credit Act of 1974, or the Act, and related rules and regulations. As required by the Act, we have obtained licenses from the Office of Fair Trading, which is responsible for regulating competition, policy, and for consumer protection. The Act also contains rules regarding the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. Beginning July 31, 2009, The Money Laundering Regulations 2007 were enhanced to include consumer credit lenders and all consumer credit lenders not authorized by the FSA or the HM Revenue and Customs as a Money Service Business are now required to register with the Office of Fair Trading. We believe we have complied with these new regulations where we were not already registered by HM Revenue and Customs.

Our consumer lending activities are also subject to certain other state, federal and foreign regulations, including regulations governing lending practices and terms, such as the content, form and accuracy of our consumer disclosures, limitations on the cost of credit, fair debt collection practices and rules regarding advertising content.

Corporate Information

Dollar Financial Corp. is a Delaware corporation formed in 1990. National Money Mart Company is an unlimited company amalgamated under the laws of the Province of Nova Scotia, Canada, on July 1, 2006.

We operate our store networks through our direct and indirect wholly-owned foreign and domestic subsidiaries. Our principal executive offices are located at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and our telephone number is (610) 296-3400. Our website address is http://www.dfg.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus.

Trademarks

Money Mart®, Money Shop®, Loan Mart®, Money Corner®, Money MartExpress®, Insta-Cheques®, Check Mart®, The Check Cashing Store®, Cash ‘Til Payday®, CustomCash®, Momentum®, Qwicash®, Payday Express®, Cheque In Cash Out®, Real People. Fast Cash®, EasyTax®, Zap-It®, Fast Cash Advance®, Advance Canada®, Creditgotm, Creditboosttm, Directloadtm, CC®, iii optima®, mce®, and MILES® are our registered trademarks. All other registered trademarks and trade names referred to in this prospectus are the property of their respective owners.

The Transactions

In addition to the consummation of the offering of the old notes on December 23, 2009, the Transactions include the transactions described below, each of which was completed on December 23, 2009.

Amended Senior Secured Credit Facility

In connection with the offering of the old notes, we and our lenders agreed to amend certain terms of our senior secured credit facility to provide us with greater operational flexibility and to extend the maturity of portions of our senior secured credit facility. We used a portion of the proceeds of the offering of the old notes to prepay, on a pro rata basis, $350.0 million of outstanding borrowings under the term loan portions of our senior secured credit facility. The amendment included an extension of our revolving credit facilities and term loans to December 31, 2014 as to those lenders that agreed to such extensions. Lenders holding approximately 90% of the revolving commitments and lenders holding approximately 91% of the term loans agreed to extend the maturity.

The DFS Acquisition

On December 23, 2009, we completed the DFS acquisition. We used a portion of the net proceeds from the offering of the old notes to pay the purchase price of approximately $117.8 million plus approximately $5.5 million on account of the working capital of MFS and its subsidiaries as of the closing date.

Investment of Proceeds by Issuer

The Issuer used a portion of the proceeds of the offering of the old notes to purchase from a subsidiary of Parent a portion of the equity interest that such subsidiary owns in Dollar Financial U.K. Such sale proceeds were then utilized by Parent to pay the purchase price for the DFS acquisition and certain related costs and expenses.

Exchange and Repurchase of Parent’s 2.875% Senior Convertible Notes due 2027

In December 2009, Parent entered into privately negotiated exchange agreements with certain holders of its 2.875% senior convertible notes due 2027, which we refer to in this prospectus as the 2027 notes. Pursuant to these exchange agreements, $120.0 million in aggregate principal amount of the 2027 notes were exchanged for an equal aggregate principal amount of Parent’s new 3.00% senior convertible notes due 2028, which transactions we refer to collectively as the convertible note exchange. The new 3.00% senior convertible notes, which we refer to in this prospectus as the 2028 notes, have substantially the same terms as the 2027 notes, other than (i) the maturity date of the 2028 notes is April 1, 2028, (ii) the conversion price of the new convertible notes is $28.956 per share, (iii) holders of the 2028 notes have the right to require Parent to repurchase their 2028 notes on each of April 1, 2015, April 1, 2018 and April 1, 2023 for a purchase price payable in cash equal to 100% of the principal amount of the 2028 notes to be purchased plus any accrued and unpaid interest, and (iv) Parent has the right to redeem the 2028 notes, on and after April 5, 2015, for a payment in cash equal to 100% of the principal amount of the 2028 notes to be redeemed, plus accrued and unpaid interest.

In February 2010, Parent repurchased $35.2 million aggregate principal amount of the 2027 notes in privately negotiated transactions with three of the holders of the 2027 notes. The aggregate purchase price paid by Parent in the transactions for the repurchased 2027 notes was $32,032,000.

As a result of these repurchase transactions and the convertible note exchange, $44.8 million aggregate principal amount of the 2027 notes was outstanding as of March 31, 2010. Furthermore, as a result of these transactions, the maturity date of the old notes is affirmed to be, and the maturity date for the exchange notes will be, December 15, 2016, and the maturity date for approximately $16.9 million of the our obligations under the term loan portions of our senior secured credit facility, as amended and restated on December 23, 2009, is affirmed to be December 31, 2014 (with the maturity date for the remaining $1.6 million of our obligations under the term loans remaining October 30, 2012).

Ownership Structure

The chart below illustrates a summary of our current ownership and corporate structure after giving effect to the Transactions and the convertible note exchange and repurchase transactions described above. The chart is a summary only and does not reflect all subsidiaries of Dollar Financial Group, Inc., DFG International, Inc., DFG World, Inc. or Dollar Financial U.K. The old notes are, and the exchange notes will be, guaranteed by Parent and substantially all of our U.S. and Canadian subsidiaries.

(1)	Denotes facilities included under our senior secured credit facility. See “Description of Other Indebtedness.”

(2)	Includes MFS and its wholly-owned subsidiaries.

(3)	Our U.S., Canadian and U.K. subsidiaries guarantee our obligations under our senior secured credit facility. Substantially all of our U.S. and Canadian subsidiaries guarantee the old notes and will guarantee the exchange notes.

(4)	We used $350.0 million of the net proceeds from the offering of the old notes to prepay, on a pro rata basis, outstanding borrowings under our Canadian and U.K. term loans.

The Exchange Offer

The following summary contains basic information about the exchange offer and the exchange notes. It does not contain all of the information that is important to you. For a more complete understanding of the notes, please refer to the sections of this prospectus entitled “The Exchange Offer” and “Description of the Exchange Notes.”

Exchange Offer	We are offering to exchange up to $600.0 million aggregate principal amount of the exchange notes for up to $600.0 million aggregate principal amount of the old notes issued on December 23, 2009. The old notes may only be exchanged in multiples of $1,000 principal amount. To be exchanged, an old note must be properly tendered and accepted.

The exchange notes will evidence the same debt as the old notes. The form and terms of the exchange notes are the same as the form and terms of the old notes except that:

• the exchange notes have been registered under the Securities Act and will not bear any legend restricting their transfer;

• the exchange notes will bear a different CUSIP number than the old notes; and

• the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the old notes in some circumstances relating to the timing of the exchange offer.

Resales Without Further Registration	We believe that the exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you will acknowledge that:

• you are acquiring the exchange notes issued in the exchange offer in the ordinary course of your business;

• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of the exchange notes issued to you in the exchange offer; and

• you are not our “affiliate,” as defined under Rule 405 of the Securities Act.

Each of the participating broker-dealers that receives exchange notes for its own account in exchange for old notes that were acquired by such broker or dealer as a result of market-making or other activities must acknowledge that it will deliver a prospectus in connection with the resale of the exchange notes.

Expiration Date	5:00 p.m., New York City time, on July 9, 2010, unless we extend the exchange offer.

Exchange and Registration Rights	The purpose of this exchange offer is to satisfy our obligations under the registration rights agreement to exchange the old notes for exchange notes with substantially identical terms. Once the exchange offer is complete, you will no longer be entitled to any exchange or, except in limited circumstances, registration rights with respect to your old notes, and the exchange notes will not provide for liquidated damages.

Accrued Interest on the Exchange Notes and Old Notes	The exchange notes will bear interest from December 23, 2009 (or the most recent date prior to the closing of the exchange offer on which interest was paid on the old notes). The right to receive interest on the exchange notes will replace the right to receive any payment in respect of interest on old notes accepted for exchange that accrued to the date of issuance of the exchange notes.

Conditions to the Exchange Offer	The exchange offer is conditioned upon certain customary conditions which we may waive and upon compliance with securities laws.

Procedures for Tendering Old Notes	Each holder of old notes wishing to accept the exchange offer must:

• complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or

• arrange for The Depository Trust Company to transmit certain required information to the exchange agent in connection with a book-entry transfer.

You must mail or otherwise deliver this documentation together with the old notes to the exchange agent.

Special Procedures for Beneficial Holders	If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact such registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your old notes, either arrange to have your old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	You must comply with the applicable procedures for tendering if you wish to tender your old notes and:

• time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer;

• you cannot complete the procedure for book-entry transfer on time; or

• your old notes are not immediately available.

Withdrawal Rights	You may withdraw your tender of old notes at any time prior to 5:00 p.m., New York City time, on the date that the exchange offer expires.

Failure to Exchange Will Affect You Adversely	If you are eligible to participate in the exchange offer and you do not tender your old notes, you will not have further exchange or registration rights and your old notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the old notes will be adversely affected.

Certain United States Federal Income Tax Considerations	The exchange of old notes for exchange notes pursuant to the exchange offer will not result in a taxable event. Accordingly:

• no gain or loss will be realized by a U.S. holder upon receipt of an exchange note;

• a holder’s holding period for exchange notes will include the holding period for old notes; and

• the adjusted tax basis of the exchange notes will be the same as the adjusted tax basis of the old notes exchanged at the time of such exchange.

See “Certain Material United States Tax Considerations.”

Accounting Treatment	The exchange notes will be recorded as the same debt obligation as the old notes as reflected in our accounting records. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the exchange notes will be amortized over the term of the exchange notes. See “The Exchange Offer — Accounting Treatment.”

Use of Proceeds	We will not receive any proceeds from the exchange offer. See “Use of Proceeds.”

The Exchange Notes

Issuer	National Money Mart Company, a Nova Scotia unlimited company.

Notes Offered	$600.0 million aggregate principal amount of 10.375% senior notes due 2016. The exchange notes have terms substantially identical to the $600.0 million aggregate principal amount of 10.375% senior notes due 2016 that were issued on December 23, 2009.

The exchange notes will evidence the same debt as the old notes. The form and terms of the exchange notes are the same as the form and terms of the old notes except that:

• the exchange notes have been registered under the Securities Act and will not bear any legend restricting their transfer;

• the exchange notes will bear a different CUSIP number than the old notes; and

• the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the old notes in some circumstances relating to the timing of the exchange offer.

Maturity Date	December 15, 2016.

Interest Payment Dates	June 15 and December 15 of each year, commencing on June 15, 2010.

Guarantee	The exchange notes will be fully and unconditionally guaranteed, on a senior unsecured basis, by Parent and certain of its existing and future U.S. and Canadian subsidiaries. See “Description of the Exchange Notes — Guarantees.”

Ranking	The exchange notes and guarantees thereof will:

• be effectively subordinated to all of the Issuer’s and the guarantors’ obligations under all secured indebtedness, and be effectively subordinated to all obligations of each of our subsidiaries that is not a guarantor of the notes;

• rank pari passu in right of payment with all of Issuer’s and the guarantors’ existing and future unsecured senior indebtedness; and

• rank senior in right of payment to all of Issuer’s and the guarantors’ future subordinated indebtedness.

As of March 31, 2010, after giving effect to the offering of the old notes and the use of the proceeds therefrom, the Transactions and the convertible note exchange, we had approximately (i) $32.7 million of senior secured indebtedness outstanding (consisting of $14.2 million under our U.S. revolving loan and $18.5 million under our term loans), and an additional $60.8 million, C$28.5 million and GBP 5.0 million under our U.S. revolving loan, Canadian revolving loan and our U.K. overdraft facility, respectively, that we would have been able to borrow, to which the old notes were, and the exchange notes would have been, effectively subordinated to the extent of the value of the collateral, (ii) $120.0 million aggregate principal amount of 2028 notes outstanding and (iii) $80.0 million aggregate principal amount of 2027 notes outstanding (which was reduced to $44.8 million aggregate principal amount in February 2010 as a result of Parent’s repurchases of 2027 notes in several privately negotiated transactions), to which, in the case of (ii) and (iii), the guarantee of the notes by Parent would be ranked pari passu in right of payment.

The obligations of the Issuer under the exchange notes and the guarantees of the notes by Parent and our subsidiary guarantors will be structurally senior to Parent’s obligations under the 2027 notes and the 2028 notes to the extent of the amounts payable on the exchange notes, in the case of the Issuer, and the value of the guarantees, in the case of Parent and our subsidiary guarantors.

For fiscal year 2009 and the nine months ended March 31, 2010, after giving effect to the offering of the old notes and the use of the proceeds therefrom in the Transactions, our subsidiaries that will not be guarantors of the exchange notes had total revenue of $138.7 million and $148.6 million, respectively, and as of March 31, 2010, those subsidiaries had assets of $369.4 million and debt and total liabilities of $77.9 million (including inter-company balances).

Optional Redemption	The Issuer may redeem some or all of the exchange notes at any time on or after December 15, 2013 at the redemption prices set forth in this prospectus. The Issuer may redeem some or all of the exchange notes at any time prior to December 15, 2013 at a price equal to 100% of the principal amount of the exchange notes redeemed plus accrued and unpaid interest, if any, plus a “make-whole” premium, as set forth in this prospectus. In addition, the Issuer may redeem up to 35% of the aggregate principal amount of the exchange notes at any time prior to December 15, 2012, using the net proceeds from certain equity offerings at the redemption prices set forth in this prospectus. See “Description of the Exchange Notes — Optional Redemption.”

Change of Control	If the Issuer experiences specific kinds of change of control events, the Issuer must offer to repurchase the exchange notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date. See “Description of the Exchange Notes — Repurchase at the Option of Holders — Change of Control.”

Certain Covenants	The Issuer will issue the exchange notes under the indenture dated December 23, 2009 with the guarantors and U.S. Bank National Association, as trustee. The indenture, among other things, restricts our ability and the ability of our subsidiaries that are guarantors to:

• repurchase or redeem equity interests or subordinated indebtedness;

• make certain investments;

• incur additional indebtedness;

• create liens;

• incur restrictions on the ability of our subsidiaries to pay dividends or make other payments or transfers to us;

• merge or consolidate with or into any other person or transfer all or substantially all of our assets;

• enter into transactions with our affiliates; and

• enter into sale and leaseback transactions.

However, these limitations are subject to a number of important qualifications and exceptions. See “Description of the Exchange Notes — Certain Covenants.”

Listing	We do not intend to list the exchange notes on any securities exchange.

Risk Factors	You should carefully consider the information set forth in the section of this prospectus titled “Risk Factors” as well as the other information included in or incorporated by reference in this prospectus before deciding whether to tender your old notes for exchange notes in the exchange.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following table sets forth a summary of our selected consolidated historical financial data as of and for the periods presented. The summary historical financial information as of June 30, 2008 and 2009 and for each of the fiscal years ended June 30, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The summary historical financial information as of and for each of the nine-month periods ended March 31, 2009 and 2010 have been derived from our unaudited interim consolidated financial statements incorporated by reference in this prospectus. In the opinion of management, the unaudited interim financial data includes all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year.

We derived our summary pro forma financial data from our pro forma financial statements set forth in “Unaudited Pro Forma Condensed Consolidating Financial Statements.” The following unaudited pro forma condensed consolidating financial statements are based on our historical financial statements and those of MFS incorporated by reference in this prospectus after giving effect to the Transactions. These pro forma financial statements have been prepared applying the assumptions and adjustments described in the accompanying notes.

The unaudited pro forma condensed consolidating statements of operations data for the periods presented give effect to the Transactions as if they had been consummated on July 1, 2008. Prior to our acquisition of MFS, MFS’ fiscal year ended on December 31. MFS’ historical statement of operations for the twelve months ended June 30, 2009 represents a compilation of their quarterly periods during the twelve month period ended June 30, 2009. As a result, such statement of operations includes estimates inherent in preparing interim financial statements, which estimates were based on MFS’ actual fiscal years.

We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should also be read in conjunction with these unaudited pro forma condensed consolidating financial statements. You should also read this information in conjunction with the:

•	separate unaudited historical consolidated financial statements of Dollar Financial Corp. as of and for the nine-month period ended March 31, 2010, incorporated by reference in this prospectus;

•	separate audited historical consolidated financial statements of Dollar Financial Corp. as of June 30, 2008 and 2009 and for each of the fiscal years ended June 30, 2007, 2008 and 2009 incorporated by reference in this prospectus;

•	separate historical financial statements of MFS as of December 31, 2007 and 2008 and for the years ended December 31, 2007 and 2008, filed as exhibit 99.1 to Parent’s current report on Form 8-K filed with the SEC on November 18, 2009 and incorporated by reference in this prospectus; and

•	separate unaudited historical financial statements of MFS as of and for the nine-month periods ended September 30, 2008 and 2009, filed as exhibit 99.2 to Parent’s current report on Form 8-K filed with the SEC on November 18, 2009 and incorporated by reference in this prospectus.

The pro forma adjustments related to the purchase price allocation and financing of the DFS acquisition are preliminary and based on information obtained to date by management, and are subject to revision as additional information becomes available as to, among other things, the fair value of acquired assets and liabilities as well as any pre-acquisition contingencies and finalization of acquisition-related costs. The actual adjustments described in the accompanying notes will be made as of the closing date of the DFS acquisition and may differ from those reflected in these unaudited pro forma condensed financial statements. Revisions to the preliminary purchase price allocation of the DFS acquisition may have a significant impact on the pro forma amounts of total assets, total liabilities and stockholders’ equity, operating expense and costs, depreciation and amortization and interest expense.

The unaudited pro forma condensed consolidating financial statements should not be considered indicative of actual results that would have been achieved had the Transactions been consummated on the date or for the periods indicated, and do not purport to indicate consolidated balance sheet data or results of operations as of any future date or any future period.

The summary historical consolidated financial data and unaudited pro forma condensed consolidated statements of operations should be read in conjunction with “Unaudited Pro Forma Condensed Consolidating Financial Statements,” “Selected Financial Data,” our audited consolidated financial statements, filed on our most recent Form 10-K, as amended in our current report on Form 8-K filed with the SEC on March 19, 2010, and unaudited consolidated financial statements filed on our most recent Form 10-Q, all included in this prospectus or incorporated by reference herein.

						Pro Forma
							Nine Months
				Nine Months Ended		Year Ended	Ended
	Year Ended June 30,			March 31,		June 30,	March 31,
	2007(1)	2008(1)	2009(1)	2009(1)	2010(1)	2009	2010
	(Dollars in thousands, except for check data or as otherwise indicated)

Consolidated Statement of Operations Data:
Revenues:
Check cashing	$166,754	$196,580	$164,598	$127,419	$113,575	$164,598	$113,575
Fees from consumer lending	227,445	292,517	275,272	203,261	238,250	275,272	238,250
Money transfer fees	20,879	27,512	26,823	20,351	20,523	26,823	13,914
Other	40,654	55,575	61,160	52,382	79,549	87,923	48,456

Total revenues	455,732	572,184	527,853	403,413	451,897	554,616	464,733
Store and regional expenses:
Salaries and benefits	129,522	159,363	145,716	111,507	114,341	152,282	117,696
Provision for loan losses	45,799	58,458	52,136	40,392	34,578	52,136	34,578
Occupancy	32,270	43,018	41,812	31,503	32,659	42,303	32,895
Depreciation	9,455	13,663	13,075	9,819	10,869	13,238	10,963
Other	83,195	98,452	93,310	71,513	78,984	95,824	62,541

Total store and regional expenses	300,241	372,954	346,049	264,734	271,431	355,783	276,255

Store and regional margin	155,491	199,230	181,804	138,679	180,466	198,833	188,478
Corporate and other expenses:
Corporate expenses	53,327	70,859	68,217	52,566	65,368	68,217	65,368
Other depreciation and amortization	3,390	3,902	3,827	2,903	4,652	9,912	7,574
Interest expense, net(2)	31,462	44,378	43,696	32,560	46,412	89,109	78,371
Loss on extinguishment of debt	31,784	—	—	—	9,531	—	9,531
Goodwill impairment and other charges	24,301	—	—	—	—	—	—
Unrealized foreign exchange loss (gain)	7,551	—	(5,499)	—	(11,769)	(5,499)	(11,769)
Loss on derivatives not designated as hedges	—	—	—	—	21,909	—	21,909
(Proceeds from) provision for litigation settlements	(3,256)	345	57,920	554	27,894	57,920	27,894
Other expense, net	1,400	367	5,442	(409)	4,842	2,675	4,842

Income (loss) before income taxes	5,532	79,379	8,201	50,505	11,627	(23,501)	(15,242)
Income tax provision	37,735	36,015	15,023	23,970	11,538	690	2,360

Net (loss) income	(32,203)	43,364	(6,822)	$26,535	$89	(23,501)	(17,602)
Less: Net income attributable to non-controlling interests	—	—	—	—	(73)	—	(73)

Net (loss) income attributable to Parent	$(32,203)	$43,364	$(6,822)	$26,535	$162	$(24,191)	$(17,529)

Other Data:
Capital Expenditures	$19,435	$23,528	$15,735	$11,013	$18,303	$15,735	$18,303
Face amount of checks cashed (in millions)	$4,341	$5,256	$4,501	$3,514	$2,992	$4,501	$2,992
Face amount of average check	$482	$531	$487	$493	$506	$487	$506
Average fee per check	$18.52	$19.85	$17.79	$17.87	$19.19	$17.79	$19.19
Number of checks cashed (in thousands)	9,004	9,902	9,251	7,132	5,917	9,251	5,917
Net write-offs as a % of the face amount of checks cashed	0.29%	0.31%	0.29%	0.31%	0.17%	0.29%	0.17%
Total company-funded consumer loan originations (in millions)	$1,322.9	$1,850.4	$1,748.2	$1,332.2	$1,303.9	$1,748.2	$1,303.9
Net charge-offs on company-funded consumer loans as a % of total company-funded consumer loan originations	2.3%	2.9%	3.1%	3.0%	2.1%	3.1%	2.1%

				Nine Months Ended
	Year Ended June 30,			March 31,
	2007(1)	2008(1)	2009(1)	2009(1)	2010(1)
				(Unaudited)
	(Dollars in thousands)

Operating and Other Data:
Net cash provided by (used in):
Operating activities	$29,277	$80,756	$59,204	$47,559	$79,117
Investing activities	$(170,651)	$(166,956)	$(41,954)	$(13,395)	$(142,132)
Financing activities	$307,358	$288	$2,669	$(10,721)	$202,186
Stores in operation at end of period:
Company-owned	902	1,122	1,031	1,078	1,054
Franchised stores/agents	378	330	175	186	124

Total	1,280	1,452	1,206	1,264	1,178

				Nine Months Ended
	Year Ended June 30,			March 31,
	2007(1)	2008(1)	2009(1)	2008(1)	2009(1)
				(Unaudited)
	(Dollars in thousands)

Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$290,945	$209,714	$209,602	$191,567	$370,977
Total assets	$831,775	$941,412	$921,465	$845,779	$1,264,990
Total debt	$521,150	$535,586	$536,305	$526,370	$750,329
Stockholders’ equity	$199,899	$239,432	$209,078	$217,570	$218,508

(1)	We have engaged in numerous acquisitions which are reflected in our historical financial statements from the date of such acquisitions and, as a result, the financial information for the periods presented may not be comparable. For additional information see our audited consolidated financial statements and related notes thereto and our unaudited interim consolidated financial statements incorporated by reference in this prospectus.

(2)	Includes $0, $7.8 million, $8.6 million, $4.4 million, $7.0 million, $8.6 million and $7.0 million of primarily non-cash imputed interest expenses related to the adoption of ASC 470-20 (formerly FSP APB 14-1) for the fiscal years ended 2007, 2008, 2009 and for the nine months ended March 31, 2009 and 2010 and on a pro forma basis for the year ended June 30, 2009 and for the nine months ended March 31, 2010, respectively.

RISK FACTORS

You should carefully consider the risks described below, as well as the risks described in the documents incorporated by reference in this prospectus, before electing to exchange your old notes for exchange notes. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently consider less significant may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the exchange notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

If we do not generate a sufficient amount of cash, which depends on many factors beyond our control, our liquidity and our ability to service our indebtedness and fund our operations would be harmed.

We believe that our cash flow from operations, available cash and available borrowings under our credit facilities will be adequate to meet our future liquidity needs. However, we have substantial debt service obligations, working capital needs and contractual commitments. We cannot assure you that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized or that future borrowings will be available to us under credit facilities in amounts sufficient to enable us to pay our existing indebtedness, fund our expansion efforts or fund our other liquidity needs. In addition, adverse changes in any of the measures above may impact the value of the goodwill or other intangible assets on our balance sheet by causing us to write-down or write-off the balance completely.

Changes in applicable laws and regulations governing consumer protection and lending practices, both domestically and abroad, may have a significant negative impact on our business, results of operations and financial condition.

Our business is subject to numerous state and certain federal and foreign laws and regulations which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. These regulations govern or affect:

•	check cashing fees;

•	licensing and posting of fees;

•	lending practices, such as truth in lending and installment and single-payment lending;

•	interest rates and usury;

•	loan amount and fee limitations;

•	currency reporting;

•	privacy of personal consumer information; and

•	prompt remittance of proceeds for the sale of money orders.

As we develop and introduce new products and services, we may become subject to additional federal, state and foreign regulations. In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations and financial condition. In addition, local and federal governments may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. Our business is also subject to litigation and regulatory proceedings, which could generate adverse publicity or cause us to incur substantial expenditures or modify the way we conduct our business.

Various anti-cash advance legislation has been proposed or introduced in various state legislatures and in the U.S. Congress. Congressional members continue to receive pressure from consumer advocates and other industry opposition groups to adopt such legislation. Any U.S. federal legislative or regulatory action that severely restricts or prohibits cash advance and similar services, if enacted, could have an adverse impact on our business, prospects, results of operations and financial condition.

Currently our check cashing and consumer lending activities are subject to only limited substantive regulation in Canada other than usury laws. Effective May 3, 2007, the Canadian Parliament amended the federal usury law to transfer jurisdiction and the development of laws and regulations of our industry’s consumer loan products to the respective provinces. There can be no assurance that the new regulations that may be adopted would not have a detrimental effect on our consumer lending business in Canada. Historically, our Canadian consumer lending activities were subject to provincial licensing in Saskatchewan, Nova Scotia, New Brunswick and Newfoundland. A federal usury ceiling applied to loans we made to Canadian customers. Such borrowers historically contracted to repay us in cash; if they elected to repay by check, we also collected, in addition to a permissible finance charge, our customary check-cashing fees. To date, the provinces of British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island, Alberta and New Brunswick have all passed legislation to regulate short term consumer lenders and each has, or is in the process of adopting the new regulations and rates consistent with the regulations. In general, the regulations proposed and implemented to date are similar to those in effect in the United States which require lenders to be licensed, set maximum limits on the charges to the consumer for a loan and regulate collection practices.

In the United Kingdom, our consumer lending activities must comply with the Consumer Credit Act of 1974 and related rules and regulations which, among other things, require us to obtain governmental licenses and prescribe the presentation, form and content of loan agreements. The modification of existing laws or regulations in Canada and the United Kingdom, or the adoption of new laws or regulations restricting or imposing more stringent requirements on our international check cashing and consumer lending activities, could increase our operating expenses and significantly limit our international business activities.

Public perception and press coverage of single-payment consumer loans as being predatory or abusive could negatively affect our revenues and results of operations.

Consumer advocacy groups and some legislators have recently advocated governmental action to prohibit or severely restrict certain types of short-term consumer lending. Typically the consumer groups, some legislators and press coverage focus on lenders that charge consumers interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers. This difference in credit cost may become more significant if a consumer does not repay the loan promptly, but renews the loan for one or more additional short-term periods. These types of short-term single-payment loans are often characterized by consumer groups, some legislators and press coverage as predatory or abusive toward consumers. If consumers accept this negative characterization of certain single-payment consumer loans and believe that the loans we provide to our customers fit this characterization, demand for our loans could significantly decrease, which could negatively affect our revenues and results of operations.

If our estimates of loan losses are not adequate to absorb losses, our results of operations and financial condition may be adversely affected.

We maintain an allowance for loan losses for anticipated losses on company-funded loans and loans in default. To estimate the appropriate level of loan loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current allowance for loan losses is based on our charge-offs, expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans. As of March 31, 2010, our allowance for loan losses on company-funded consumer loans that were not in default was $17.3 million and our allowance for losses on loans in default was $15.2 million. These reserves, however, are estimates, and if actual loan losses are materially greater than our loan loss reserves, our results of operations and financial condition could be adversely affected.

Legal proceedings may have a material adverse impact on our results of operations or cash flows in future periods.

We are currently subject to a number of legal proceedings. We are vigorously defending these proceedings. In addition, we are likely to be subject to further legal proceedings in the future. The resolution of any current or future legal proceeding could cause us to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate our operations in particular local and federal jurisdictions. We may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to our operations. Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition.

Competition in the financial services industry could cause us to lose market share and revenues.

The industry in which we operate is highly fragmented and very competitive. In addition, we believe that the market will become more competitive as the industry consolidates. In addition to other check cashing stores and consumer lending stores in the United States, Canada, the United Kingdom and Europe, we compete with banks and other financial services entities and retail businesses that cash checks, offer consumer loans, sell money orders, provide money transfer services or offer other products and services offered by us. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.

Unexpected changes in foreign tax rates could negatively impact our operating results.

We currently conduct significant check cashing and consumer lending activities internationally. Our foreign subsidiaries accounted for 76.3% of our total revenues during the nine months ended March 31, 2010 and 69.8% of our total revenues during the nine months ended March 31, 2009. Our financial results may be negatively impacted to the extent tax rates in foreign countries where we operate increase and/or exceed those in the United States and as a result of the imposition of withholding requirements on foreign earnings.

Risk and uncertainties related to political and economic conditions in foreign countries in which we operate could negatively impact our operations.

We currently conduct significant check cashing and consumer lending activities internationally. If political, regulatory or economic conditions deteriorate in these countries, our ability to conduct our international operations could be limited and our costs could be increased. Moreover, actions or events could occur in these countries that are beyond our control, which could restrict or eliminate our ability to operate in such jurisdictions or significantly reduce product demand and the expected profitability of such operations.

The international scope of our operations may contribute to increased costs and negatively impact our operations.

Our operations in Canada and the United Kingdom are significant to our business and present risks which may vary from those we face domestically. At March 31, 2009, assets held by our foreign subsidiaries represented 66.5% of our total assets. Since international operations increase the complexity of an organization, we may face additional administrative costs in managing our business. In addition, most countries typically impose additional burdens on non-domestic companies through the use of local regulations, tariffs and labor controls. Unexpected changes to the foregoing could negatively impact our operations.

Foreign currency fluctuations may adversely affect our results of operations.

We derive significant revenue, earnings and cash flow from our operations in Canada and the United Kingdom. Our results of operations are vulnerable to currency exchange rate fluctuations principally in the Canadian dollar and the British pound against the United States dollar. We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations (exclusive in the nine months ended March 31, 2010 of losses on extinguishment of debt of $8.4 million, unrealized foreign exchange gains of $11.9 million, losses on derivatives not designated as hedges of $21.9 million, litigation expense of $22.4 million and losses on store closings of $0.8 million) by approximately $7.2 million for the nine months ended March 31,

2010 and $7.9 million (exclusive of litigation expense of $0.6 million and losses on store closings of $3.3 million) for the nine months ended March 31, 2009. This impact represents 11.6% of our consolidated foreign pre-tax earnings for the nine months ended March 31, 2010 and 13.8% of our consolidated foreign pre-tax earnings for the nine months ended March 31, 2009.

Demand for our products and services is sensitive to the level of transactions effected by our customers, and accordingly, our revenues could be affected negatively by a general economic slowdown.

A significant portion of our revenues is derived from cashing checks and consumer lending. Revenues from check cashing and consumer lending accounted for 25.1% and 52.7%, respectively, of our total revenues during the three months ended March 31, 2010 and 31.6% and 50.4%, respectively, of our total revenues during the three months ended March 31, 2009. Any changes in economic factors that adversely affect consumer transactions and employment could reduce the volume of transactions that we process and have an adverse effect on our revenues and results of operations.

If the national and worldwide financial crisis continues, potential disruptions in the credit markets may negatively impact the availability and cost of short-term borrowing under our senior secured credit facility, which could adversely affect our results of operations, cash flows and financial condition.

If internal funds are not available from our operations and after utilizing our excess cash we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as have been experienced since 2008, could adversely affect our ability to draw on our revolving loans. Our access to funds under that credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. In addition, the effects of the global recession and its effects on our operations and the translational effects of our foreign operations, could cause us to have difficulties in complying with our credit agreements.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our ability to refinance our outstanding indebtedness on favorable terms, if at all. The lack of availability under, and the inability to subsequently refinance, our indebtedness could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures, including acquisitions, and reducing or eliminating other discretionary uses of cash.

Our business model for our legal document processing services business is being challenged in the courts, as well as by state legislatures, which could result in our discontinuation of these services in any one or more jurisdictions.

Our business model for our legal document processing services business is being challenged in various states and, at the federal level, by various United States bankruptcy trustees, as the unauthorized practice of law. A finding in any of these pending lawsuits and proceedings that our legal document processing services business model constitutes the unauthorized practice of law could result in our discontinuation of these services in any one or more jurisdictions.

Future legislative and regulatory activities and court orders may restrict our ability to continue our current legal document processing services business model or expand its use. For example, there have been recent efforts by various trade and state bar associations and state legislatures and regulators to define the practice of law in a manner which would prohibit the preparation of legal documents by non-attorneys or prohibit non-attorneys from offering for sale certain legal documents.

Changes in local rules and regulations such as local zoning ordinances could negatively impact our business, results of operations and financial condition.

In addition to state and federal laws and regulations, our business can be subject to various local rules and regulations such as local zoning regulations. Any actions taken in the future by local zoning boards or other local governing bodies to require special use permits for, or impose other restrictions on, our ability to provide products and services could adversely affect our ability to expand our operations or relocate existing stores.

A reduction in demand for our products and services and failure by us to adapt to such reduction could adversely affect our business and results of operations.

The demand for a particular product or service we offer may be reduced due to a variety of factors, such as regulatory restrictions that decrease customer access to particular products, the availability of competing products or changes in customers’ preferences or financial conditions. Should we fail to adapt to significant changes in our customers’ demand for, or access to, our products or services, our revenues could decrease significantly and our operations could be harmed. Even if we do make changes to existing products or services or introduce new products or services to fulfill customer demand, customers may resist or may reject such products or services. Moreover, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time and by that time it may be too late to make further modifications to such product or service without causing further harm to our business and results of operations.

Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.

Our expansion strategy, which contemplates the addition of new stores, the acquisition of competitor stores and acquiring or developing new distribution channels for our products in the United States, Canada, the United Kingdom, the Republic of Ireland, Poland and other international markets, is subject to significant risks. Our continued growth is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for our expansion activities, the ability to successfully transition acquired stores or their historical customer base to our operating platform, the ability to obtain any government permits and licenses that may be required, the ability to identify and overcome cultural and linguistic differences which may impact market practices within a given geographic region, and other factors, some of which are beyond our control. There can be no assurance that we will be able to successfully grow our business or that our current business, results of operations and financial condition will not suffer if we are unable to do so. Expansion beyond the geographic areas where the stores are presently located will increase demands on management and divert their attention. In addition, expansion into new products and services will present new challenges to our business and will require additional management time.

Our ability to open and acquire new stores is subject to outside factors and circumstances over which we have limited control or that are beyond our control which could adversely affect our growth potential.

Our expansion strategy includes acquiring existing stores and opening new ones. The success of this strategy is subject to numerous outside factors, such as the availability of attractive acquisition candidates, the availability of acceptable business locations, the ability to access capital to acquire and open such stores and the ability to obtain required permits and licenses. We have limited control, and in some cases, no control, over these factors. Moreover, the start-up costs and the losses we likely would incur from initial operations attributable to each newly opened store place demands upon our liquidity and cash flow, and we cannot assure you that we will be able to satisfy these demands. The failure to execute our expansion strategy would adversely affect our ability to expand our business and could materially adversely affect our revenue, profitability and results of operations.

If we do not successfully integrate newly acquired businesses into our operations, our performance and results of operations could be negatively affected.

We have historically grown through strategic acquisitions and a key component of our growth strategy is to continue to pursue attractive acquisition opportunities. The success of our acquisitions is dependent, in part, upon our effectively integrating the management, operations and technology of acquired businesses into our existing management, operations and technology platforms, of which there can be no assurance. The failure to successfully integrate acquired businesses into our organization could materially adversely affect our business, prospects, results of operations and financial condition.

Our check cashing services may further diminish because of technological advances.

We derive a significant component of our revenues from fees associated with cashing payroll, government and personal checks. Recently, there has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits. To the extent that checks received by our customer base are replaced with such electronic transfers, demand for our check cashing services could decrease.

Our business is seasonal in nature, which causes our revenues and earnings to fluctuate.

Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications for refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during the third fiscal quarter ending March 31 when revenues from these tax-related services peak. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our financial results would be adversely impacted and our ability to service our debt, including our ability to make interest payments on our debt, may also be adversely affected.

Because we maintain a significant supply of cash in our stores, we may be subject to cash shortages due to robbery, employee error and theft.

Since our business requires us to maintain a significant supply of cash in each of our stores, we are subject to the risk of cash shortages resulting from robberies, as well as employee errors and theft. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security, systems and processes for our employees and facilities, we cannot assure you that robberies, employee error and theft will not occur and lead to cash shortages that could adversely affect our results of operations.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our future success depends to a significant degree upon the members of our senior management team, which have been instrumental in procuring capital to assist us in executing our growth strategies, identifying and negotiating domestic and international acquisitions and providing expertise in managing our developing international operations. The loss of the services of one or more members of senior management could harm our business and future development. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain the requisite personnel as needed in the future, our operating results and growth could suffer.

A catastrophic event at our corporate or international headquarters or our centralized call-center facilities in the United States, Canada and the United Kingdom could significantly disrupt our operations and adversely affect our business, results of operations and financial condition.

Our global business management processes are primarily provided from our corporate headquarters in Berwyn, Pennsylvania, and our operations headquarters in Victoria, British Columbia, Nottingham, England and a satellite office in Fort Lauderdale, Florida. We also maintain a centralized call-center facility in Salt Lake City, Utah that performs customer service, collection and loan-servicing functions for our consumer lending business, as well as similar facilities in Victoria, British Columbia, Nottingham, England and a satellite office in Fort Lauderdale, Florida. We have in place disaster recovery plans for each of these sites, including data redundancy and remote information back-up systems, but if any of these locations were severely damaged by a catastrophic event, such as a flood, significant power outage or act of terror, our operations could be significantly disrupted and our business, results of operations and financial condition could be adversely impacted.

Any disruption in the availability of our information systems could adversely affect our business operations.

We rely upon our information systems to manage and operate our stores and business. Each store is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to our headquarters. Our back-up systems and security measures could fail to prevent a disruption in our information systems. Any disruption in our information systems could adversely affect our business, prospects, results of operations and financial condition.

In the event that our cash flow from operations are not sufficient to meet our future liquidity needs, a portion of the goodwill on our balance sheet could become impaired, which could significantly impact our total stockholders’ equity.

In the event that our cash flow from operations are not sufficient to meet our future liquidity needs, a portion of the goodwill on our balance sheet could become impaired as the fair value of our goodwill is estimated based upon a present value technique using discounted future cash flows. The balance of our goodwill as of March 31, 2010 of $593.6 million exceeded total stockholders’ equity of $218.5 million. As a result, a decrease to our cash flow from operations could result in a charge that significantly impacts the balance of our total shareholders’ equity.

Risks Related to the Exchange Notes and Our Indebtedness

We have a holding company structure and may not be able to generate sufficient cash to service all of our indebtedness, including the exchange notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Parent and certain guarantors are holding companies and conduct most of their operations through subsidiaries. Certain guarantors’, including Parent’s, operating cash flows and consequently their ability to service their debt, including the guarantee obligations if the Issuer were to default on its obligations, are therefore principally dependent upon their subsidiaries’ earnings and their distributions of those earnings to them and may also be dependent upon loans, advances or other payments of funds to them by those subsidiaries. In some circumstances, the subsidiaries of these guarantors may be unable to pay them dividends or otherwise make payments to these guarantors, including as a result of insufficient cash flow, restrictive covenants in loan agreements, foreign exchange limitations or other regulatory restrictions. If the subsidiaries of these guarantors are unable to pay them dividends or otherwise make payments to these guarantors, the guarantors will not be able to make debt service payments on the guarantee obligations under the exchange notes. In addition, any payments of dividends, distributions, loans or advances to us by our subsidiaries could be subject to legal and contractual restrictions. Our operating subsidiaries are permitted under the terms of our indebtedness, including the indenture governing the exchange notes and our senior secured credit facility to incur additional indebtedness that may restrict payments from those subsidiaries to us. The agreements governing the current and future indebtedness of our operating subsidiaries may not permit those subsidiaries to provide Parent and certain other guarantors with sufficient cash to meet their guarantee obligations on the exchange notes when due. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness, including the exchange notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. Our senior secured credit facility restricts our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due.

The exchange notes will be subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the notes following a change of control.

We may not have the ability to raise the funds necessary to fulfill our obligations under the exchange notes following a “change of control” as defined in the indenture governing the exchange notes. Under the indenture governing the notes, upon the occurrence of a defined change of control, we will be required to offer to repurchase all outstanding exchange notes at 101% of the principal amount thereof plus, without duplication, accrued and unpaid interest and special interest, if any, to the date of repurchase. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of the notes. Our failure to make or complete a change of control offer would place us in default under the indenture governing the notes. In addition, we are not permitted to make a change in control payment for the notes under our senior secured credit facility.

Your right to receive payments on the exchange notes could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidate or reorganize.

Parent and some, but not all, of its direct and indirect U.S. and Canadian subsidiaries guarantee the exchange notes. As a result, you are creditors of only the Issuer and Parent and certain of its U.S. and Canadian subsidiaries that guarantee the exchange notes. In the case of subsidiaries that are not guarantors and those U.S., Canadian and U.K. subsidiaries of Parent which are borrowers or guarantors under our senior secured credit facility, all the existing and future liabilities of those subsidiaries, including any claims of trade creditors, debt holders and preferred stockholders, are effectively senior to the exchange notes and related guarantees. Subject to limitations in our senior secured credit facility, as amended in connection with the Transactions, and the indenture governing the notes, non-guarantor subsidiaries may incur additional indebtedness in the future (and may incur other liabilities without limitation). In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, their creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. For fiscal year 2009 and the nine months ended March 31, 2010, our subsidiaries that will not be guarantors of the exchange notes had total revenue of $138.7 million and $148.6 million respectively, and as of March 31, 2010, those subsidiaries had assets of $369.4 million and debt and total liabilities of $77.9 million (including inter-company balances).

We are subject to restrictive covenants imposed by our senior secured credit facility and by the indenture governing the notes.

Our senior secured credit facility, as amended in connection with the Transactions, and the indenture governing the notes contain numerous financial and operating covenants. These covenants restrict or limit, among other things, our ability to:

•	dispose of assets;

•	make capital expenditures;

•	repurchase or redeem equity interests or subordinated indebtedness;

•	make principal payments or prepayments on the notes;

•	make certain investments;

•	incur additional indebtedness;

•	create liens;

•	incur restrictions on the ability of our subsidiaries to grant liens or to pay dividends or make other payments or transfers to us;

•	merge or consolidate with or into any other person or transfer all or substantially all of our assets;

•	enter into new businesses unrelated to our existing business;

•	enter into transactions with our affiliates;

•	enter into swap agreements; and

•	enter into sale and leaseback transactions.

Our senior secured credit facility also requires us to maintain compliance with certain financial ratios, consisting of:

•	a maximum ratio of our debt as of the last day of any fiscal quarter to our EBITDA for the four fiscal quarters ending on such date not to exceed 5.25:1 for the quarter ended March 31, 2010, declining to a maximum ratio of 3.50:1 for the quarter ended September 30, 2014;

•	a maximum ratio of our secured debt as of the last day of any fiscal quarter to our EBITDA for the four fiscal quarters ending on such date not to exceed 2.25:1 for the quarter ended March 31, 2010, declining to a maximum ratio of 1.50:1 for the quarter ended September 30, 2014; and

•	a minimum ratio of our EBITDA for any four fiscal quarters less any capital expenditures during such four fiscal quarters to our consolidated fixed charges for such four fiscal quarter period of 1:50:1 for the four fiscal quarter period ending on March 31, 2010, increasing to a minimum ratio of 2.00:1 for the four fiscal quarter period ended September 30, 2014.

The restrictions in our senior secured credit facility and restrictions in the indenture governing the notes limit our financial and strategic flexibility, and may prohibit or limit any contemplated strategic initiatives and limit our ability to grow and increase our revenues or respond to competitive changes. The failure to comply with the covenants would result in a default and permit the lenders under our senior secured credit facility to accelerate the maturity of the indebtedness issued thereunder, and we could be prohibited from making any principal payments on the exchange notes.

Agreements governing future indebtedness could also contain significant financial and operating restrictions. A failure to comply with the obligations contained in the indenture governing the notes could result in an event of default under the indenture, which could permit acceleration of the notes and acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. If not, the exchange notes would likely lose much or all of their value.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the exchange notes.

Any default under the agreements governing our indebtedness, including a default under our senior secured credit facility, that is not waived by the required lenders or holders of such indebtedness, and the remedies sought by the holders of such indebtedness could prevent us from paying principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow or are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the agreements governing our indebtedness, including the covenants contained in our senior secured credit facility, we would be in default under the terms of the agreements governing such indebtedness. In the event of such a default under our senior secured credit facility, as amended in connection with the Transactions, including a failure to satisfy the minimum financial ratios:

•	the lenders under our senior secured credit facility could elect to terminate their commitments thereunder, declare all the outstanding loans thereunder to be due and payable and, if not promptly paid, institute foreclosure proceedings against our assets;

•	even if those lenders do not declare a default, they may be able to cause all of our available cash to be used to repay their loans; and

•	such default could cause a cross-default or cross-acceleration under our other indebtedness.

As a result of such default and any actions the lenders may take in response thereto, we could be forced into bankruptcy or liquidation.

Despite the level of our indebtedness, we may still incur significantly more indebtedness. This could further increase the risks associated with our indebtedness.

Despite our current level of indebtedness, we may need to incur significant additional indebtedness, including secured indebtedness, in the future. Although our senior secured credit facility and the indenture governing the notes contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and, under certain circumstances, the indebtedness incurred in compliance with such restrictions could be substantial. If new indebtedness is added to our current debt levels, the related risks that we face would be increased, and we may not be able to meet all our debt obligations, including repayment of the exchange notes, in whole or in part.

The exchange notes will be senior unsecured obligations of National Money Mart Company guaranteed by Parent and certain of its subsidiaries, and as unsecured indebtedness will be effectively junior to any secured indebtedness to the extent of the security for such secured indebtedness.

The exchange notes will be general unsecured obligations that rank junior in right of payment to all of our existing and future secured indebtedness. Our senior secured credit facility is secured by substantially all of our assets. Our senior secured credit facility will mature prior to the maturity of the exchange notes. If we become insolvent or are liquidated, or if payment of any secured indebtedness is accelerated, the holders of the secured indebtedness will be entitled to exercise the remedies available to secured lenders under applicable law, including the ability to foreclose on and sell the assets securing such indebtedness in order to satisfy such indebtedness. In any case, any remaining assets may be insufficient to repay the exchange notes.

There is no established trading market for the exchange notes.

We do not intend to apply for listing of the exchange notes on any securities exchange. As a result, an active trading market for the exchange notes may not develop. If an active trading market does not develop or is not maintained, the market price and liquidity of the exchange notes may be adversely affected. In that case, holders of the exchange notes may not be able to sell their exchange notes at a particular time or you may not be able to sell your exchange notes at a favorable price. Future trading prices of the exchange notes will depend on many factors, including:

•	our operating performance and financial condition;

•	the estimates, expectations and/or recommendations of securities analysts of us or the retail industry generally;

•	the interest of securities dealers in making a market; and

•	the market for similar securities.

Dollar Financial Corp. and certain of its direct and indirect wholly-owned U.S. and Canadian subsidiaries will guarantee the exchange notes on a senior unsecured basis. Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

Under the terms of the indenture governing the exchange notes, the exchange notes will be guaranteed on a senior unsecured basis by Parent and some, but not all, of its direct and indirect wholly-owned U.S. and Canadian subsidiaries. If Parent or one of the subsidiaries that is a guarantor of the exchange notes becomes the subject of a bankruptcy case or a lawsuit filed by unpaid creditors of any such guarantor, the guarantees entered into by these guarantors may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to other obligations of a guarantor, if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for entering into the guarantee; and either:

•	was insolvent or rendered insolvent by reason of entering into the guarantee; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay such debts or contingent liabilities as they become due.

In such event, any payment by a guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the guarantor’s creditors, under those circumstances.

If a guarantee of a guarantor were voided as a fraudulent conveyance or held unenforceable for any other reason, in all likelihood holders of the exchange notes would be creditors solely of National Money Mart Company and those guarantors whose guarantees had not been voided. The exchange notes then would in effect be structurally subordinated to all liabilities of the guarantor whose guarantee was voided.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts or contingent liabilities as they become due.

We cannot assure you as to what standard a court would use to determine whether or not a guarantor would be solvent at the relevant time, or regardless of the standard used, that the guarantee would not be subordinated to any guarantor’s other debt.

If a court held that the guarantees should be voided as fraudulent conveyances, the court could void, or hold unenforceable, the guarantees, which could mean that you may not receive any payments under the guarantees, and the court may direct you to return any amounts that you have already received from any guarantor. Furthermore, the holders of the exchange notes would cease to have any direct claim against the applicable guarantor. Consequently, any former guarantor’s assets would be applied first to satisfy its other liabilities, before any portion of its assets could be applied to the payment of the exchange notes.

Each guarantee contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce or eliminate the guarantor’s obligation to an amount that effectively makes the guarantee worthless.

There are restrictions on the resale of old notes.

The old notes are not registered under the Securities Act or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for exchange notes pursuant to the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the old notes unless they are registered under the Securities Act or unless you resell them, offer to resell them or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. We will no longer be under an obligation to register the old notes under the Securities Act, except in the limited circumstances provided in the registration rights agreement. In addition, to the extent that the old notes are tendered for exchange and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted old notes could be adversely affected.

Risks Related to the DFS Business

The DFS business relies upon exclusive contractual relationships with its service providers, and the DFS business would be harmed from the loss of any of these service providers or if alternate service providers are needed but cannot be arranged or are not available.

DFS is an established business that provides services to enlisted military personnel who make application for auto loans to purchase new and used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank based in the United States. DFS’s revenue comes from fees related to the loan application which are paid by the third-party national bank and fees from the sale of ancillary products such as warranty service contracts and GAP insurance coverage. DFS relies upon exclusive contractual relationships with the third-party national bank for the funding and servicing of auto loans made in connection with qualifying applications submitted for its customers through DFS’s MILES program, a third-party provider for service contracts and a third-party provider for GAP insurance contracts. If events were to occur which resulted in DFS losing any or all of these contractual relationships, or which resulted in a material reduction in the services provided, a material increase in the cost of the services provided or a material reduction in the fees earned by DFS for the services provided under these exclusive contractual relationships, DFS could be required to locate new or alternate service providers. In such event, and until DFS would be able to locate new or alternate service providers, the DFS business could be significantly disrupted. In addition, these new or alternate service providers may offer services that are more costly to DFS’s customers or that pay premiums or fees below the level that DFS currently receives. These changes could have a material adverse effect on our business and negatively affect our revenues and results of operations.

Potential disruptions in the credit markets may negatively impact the availability and cost of auto loans which could adversely affect DFS’s results of operations, cash flows and financial condition.

The auto loans made in connection with qualifying applications submitted for its customers through DFS’s MILES program are funded and serviced under an exclusive agreement with a major third-party national bank based in the United States. Disruptions in the capital and credit markets could adversely affect the third-party national bank’s ability to continue funding and servicing these auto loans. In addition, longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect DFS’s ability to make arrangements with replacement or alternate lenders on favorable terms, if at all. If this third-party national bank were to provide DFS notice under its contract with DFS of its intent to terminate the contract, DFS would be required to find new or alternate service providers of credit arrangements for its customers. Increases in the costs of auto loans, reductions in the fees paid to DFS in connection with auto loans or declines in business while replacement or alternate lenders are arranged could adversely affect our results of operations, cash flows and financial condition.

The DFS business relies upon ongoing enlistment in the U.S. military and budget cuts that reduce enlistments or reduce the number of active duty military personnel could harm the DFS business.

DFS offers its services to enlisted active duty U.S. military personnel. The number of enlisted active duty military personnel and the number of recruits joining the military each year are subject to the U.S. defense budget. Cuts in the U.S. defense budget may result in reductions in recruitment targets, reductions in the number of active duty military personnel or both, any of which would reduce the overall number of potential DFS customers or potentially reduce demand for the services offered by DFS which would cause our revenue to decline and could otherwise harm our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference certain forward-looking statements regarding, among other things, any future purchases or redemptions of outstanding notes or new notes, potential expansion of our business (through acquisitions or otherwise), anticipated improvements in operations, our plans, earnings, cash flow and expense estimates, strategies and prospects, both business and financial. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements. The words “believe,” “expect,” “anticipate,” “should,” “plan,” “will,” “may,” “intend,” “estimate,” “potential,” “continue” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events, financial trends, litigation and industry regulations that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions, including, without limitation, with respect to risks, uncertainties, anticipated operating efficiencies, the general economic conditions in the markets in which we operate, new business prospects and the rate of expense increases. In light of these risks, uncertainties and assumptions, the forward-looking statements in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Additional factors that could materially alter such forecasts and forward-looking statements include but are not limited to:

•	our ability to generate a sufficient amount of cash to service our indebtedness and fund our operations;

•	our ability to manage changes in applicable laws and regulations governing consumer protection, lending and other practices;

•	our ability to manage risks inherent in an international operation, including foreign currency fluctuation;

•	the consequences of the continued U.S. and global financial crisis and the accompanying worldwide recession and the impact on the markets we serve;

•	our ability to sustain demand for our products and services;

•	our ability to manage our growth effectively;

•	potential outcomes of our current and threatened litigation;

•	our ability to effectively compete in the financial services industry and maintain our share of the market;

•	our ability to effectively manage any changes in foreign tax and political and economic conditions;

•	our ability to successfully integrate newly acquired businesses into our operations;

•	our ability to compete in light of technological advances; and

•	our ability to safeguard against employee error and theft.

When you consider these forward-looking statements, you should keep in mind the risk factors discussed below under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the risk factors included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 and our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2009. Should one or more of these risks or uncertainties materialize, or should our underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

These forward-looking statements speak only as of the date on which they are made, and, except as required by law, we do not undertake any obligation to update or modify any forward-looking statement to reflect events or circumstances after the date of this prospectus. If we do update or modify one or more forward-looking statements, you should not conclude that we will make additional updates or modifications with respect thereto or with respect to other forward-looking statements, except as required by law.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the exchange offer. You will receive, in exchange for the old notes tendered by you and accepted by us in the exchange offer, the same principal amount of exchange notes. The old notes surrendered in exchange for the exchange notes will be retired and will not result in any increase in our outstanding debt. Any surrendered but unaccepted old notes will be returned to you and will remain outstanding.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges on an actual basis for each of the last five fiscal years and for the nine month periods ended March 31, 2009 and 2010, and on a pro forma basis after giving effect to the Transactions for each of the fiscal year ended June 30, 2009 and the nine month periods ended March 31, 2009 and 2010, are set forth below. For the purpose of computing these ratios, earnings consist of income from continuing operations before provision for taxes on income, minority interest and cumulative effect of a change in accounting principle less minority interest adjusted for fixed charges, excluding capitalized interest. “Fixed charges” consists of interest expense (which includes amortization of debt expenses), capitalized interest and an estimate of the interest factor in our leases. It is not practicable to calculate the interest factor in a material portion of our leases. The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings from continuing operations before taxes and fixed charges.

	Actual							Pro Forma
						For the		For the	For the
						Nine Month		Fiscal Year	Nine Month
						Period Ended		Ended	Period Ended
	For the Fiscal Years Ended June 30,					March 31,		June 30,	March 31,
	2005	2006	2007	2008	2009	2008	2009	2009	2009

Ratio of earnings to fixed charges	1.5x	1.9x	1.1x	2.2x	1.1x	2.1x	1.2x	1.1x	1.1x

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2010.

As of
March 31, 2010
(Unaudited)
(Dollars in
millions)

Cash and cash equivalents	$371.0

Long-Term Debt:
U.S. revolving loan(1)(2)	14.2
Canadian revolving loan(1)	—
U.K. overdraft facility(1)	—
Canadian and U.K. term loans	18.5
2.875% senior convertible notes due 2027(3)	44.8
2.875% senior convertible notes due 2027 discount	(7.0)
3.00% senior convertible notes due 2028(4)	120.0
3.00% senior convertible notes due 2028 discount	(36.5)
10.375% senior notes due 2016	600.0
10.375% senior notes due 2016 discount	(3.7)

Total debt	750.3
Total stockholders’ equity	218.5

Total capitalization	$968.8

(1)	As of March 31, 2010, we would have been able to borrow $75.0 million, C$28.5 million and GBP 5.0 million under our U.S. revolving loan, Canadian revolving loan and our U.K. overdraft facility, respectively.

(2)	As of March 31, 2010, there were $13.6 million of outstanding letters of credit under our U.S. revolving loan.

(3)	Reflects the aggregate principal amount of 2027 notes outstanding as of March 31, 2010. As of March 31, 2010, the carrying value of the 2027 notes under U.S. GAAP was $37.8 million.

(4)	Reflects the aggregate principal amount of 2028 notes outstanding as of March 31, 2010. As of March 31, 2010, the carrying value of the 2028 notes was $83.5 million.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

On December 23, 2009, a wholly owned subsidiary of DFG acquired all of the outstanding membership interests of MFS, and, as a result of such transaction, MFS became a wholly owned subsidiary of DFG. We refer to this business combination as the DFS acquisition. For the purposes of these unaudited pro forma condensed consolidating financial statements, we refer to the following events as the Transactions, each of which was completed on December 23, 2009:

•	the offering by Issuer of $596.4 million of old notes ($600.0 million face value net of a $3.6 million issuance discount);

•	the use by the Issuer of a portion of the proceeds from the offering of the old notes to purchase an equity interest in Dollar Financial U.K. and the purchase by the Issuer of newly issued shares of Dollar Financial U.K.;

•	the prepayment of approximately $350.0 million of the approximately $369.6 million outstanding under our term loans under our senior secured credit facility, reducing the outstanding balance to approximately $19.6 million;

•	amending the terms of our senior secured credit facility subject to certain future conditions to provide, among other things, for an extension of a majority of our revolving loans and remaining term loans from October 2011 and October 2012, respectively, to December 2014;

•	the payment of approximately $17.0 million of fees and expenses related to the amendment described above and the issuance of the old notes; and

•	the acquisition by a wholly-owned subsidiary of DFG of all of the outstanding membership interests of MFS, as a result of which MFS became a wholly-owned subsidiary of DFG, and the payment of approximately $117.8 million plus approximately $5.5 million on account of the working capital of MFS and its subsidiary as of the closing date.

The following unaudited pro forma condensed consolidating financial statements are based on our historical financial statements and those of MFS incorporated by reference in this prospectus after giving effect to the Transactions. These pro forma financial statements have been prepared applying the assumptions and adjustments described in the accompanying notes.

The unaudited pro forma condensed consolidating statements of operations data for the periods presented give effect to the Transactions as if they had been consummated on July 1, 2008. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should also be read in conjunction with these unaudited pro forma condensed consolidating financial statements. You should also read this information in conjunction with the:

•	separate unaudited historical consolidated financial statements of Dollar Financial Corp. as of and for the nine-month period ended March 31, 2010, incorporated by reference in this prospectus;

•	separate audited historical consolidated financial statements of Dollar Financial Corp. as of and for the fiscal year ended June 30, 2009, incorporated by reference in this prospectus;

•	separate historical financial statements of MFS as of and for the years ended December 31, 2007 and 2008, incorporated by reference in this prospectus; and

•	separate unaudited historical financial statements of MFS as of and for the nine-month periods ended September 30, 2008 and 2009, incorporated by reference in this prospectus.

The pro forma adjustments related to the purchase price allocation and financing of the DFS acquisition are preliminary and based on information obtained to date by management, and are subject to revision as additional information becomes available as to, among other things, the fair value of acquired assets and liabilities as well as any pre-acquisition contingencies and finalization of acquisition-related costs. The actual adjustments described in the accompanying notes will be made as of the closing date of the DFS acquisition and may differ from those reflected in these unaudited pro forma condensed consolidating financial statements. Revisions to the preliminary purchase price allocation may have a significant impact on the pro forma amounts of total assets, total liabilities and stockholders’ equity, operating expense and costs, depreciation and amortization and interest expense.

The unaudited pro forma condensed consolidating financial statements should not be considered indicative of actual results that would have been achieved had the Transactions been consummated on the date or for the periods indicated, and do not purport to indicate consolidated balance sheet data or results of operations as of any future date or any future period.

Dollar Financial Corp.

Unaudited Pro Forma Condensed Consolidating Statement of Operations
For the Year Ended June 30, 2009

		Pro Forma
	Dollar	Amendment		Adjusted				Pro Forma
	Financial	and the		Dollar	Dealer’s	Pro Forma		Dollar
	Corp.	Offering		Financial	Financial	Acquisition		Financial
	Historical	(Note 2)		Corp.	Services	(Note 3)		Corp.

Revenues:
Check cashing	$164,598	$—		$164,598	$—	$—		$164,598
Fees from consumer lending	275,272	—		275,272	—	—		275,272
Other	87,983	—		87,983	26,763	—		114,746

Total revenues	527,853	—		527,853	26,763	—		554,616
Store and regional expenses:
Salaries and benefits	145,716	—		145,716	6,566	—		152,282
Provision for loan losses	52,136	—		52,136	—	—		52,136
Occupancy	41,812	—		41,812	491	—		42,303
Returned checks, net and cash shortages	16,021	—		16,021	—	—		16,021
Bank charges and armored carrier service	13,357	—		13,357	—	—		13,357
Depreciation	13,075	—		13,075	163	—		13,238
Other	63,932	—		63,932	3,127	(613	)B	66,446

Total store and regional expenses	346,049	—		346,049	10,347	(613)		355,783

Store and regional margin	181,804	—		181,804	16,416	613		198,833
Corporate and other expenses:
Corporate expenses	68,217	—		68,217	—	—		68,217
Other depreciation and amortization	3,827	—		3,827	1,543	4,542	C	9,912
Interest expense, net	43,696	(17,728	)A	89,239	1,637	(1,767	)D	89,109
		645	B
		62,626	C
Provision for litigation settlements	57,920	—		57,920	—	—		57,920
Unrealized foreign exchange gain	(5,499)	—		(5,499)	—	—		(5,499)
Loss on store closings	10,340	—		10,340	—	—		10,340
Other income	(4,898)	—		(4,898)	(2,767)	—		(7,665)

Income (loss) before income taxes	8,201	(45,543)		(37,342)	16,003	(2,162)		(23,501)
Income tax provision (benefit)	15,023	(14,333	)D	690	345	(345	)E	690

Net (loss) income	$(6,822)	$(31,210)		$(38,032)	$15,658	$(1,817)		$(24,191)

Net loss per share:
Basic	$(0.28)	—		$(1.58)	—	—		$(1.01)
Diluted	$(0.28)	—		$(1.58)	—	—		$(1.01)
Weighed average shares outstanding
Basic	24,012,705	—		24,012,705	—	—		24,012,705
Diluted	24,012,705	—		24,012,705	—	—		24,012,705

Dollar Financial Corp.

Unaudited Pro Forma Condensed Consolidating Statement of Operations
For the Nine Months Ended March 31, 2010

		Pro Forma
	Dollar	Refinancing		Adjusted				Pro Forma
	Financial	and the		Dollar	Dealer’s	Pro Forma		Dollar
	Corp.	Offering		Financial	Financial	Acquisition		Financial
	Historical	(Note 2)		Corp.	Services	(Note 3)		Corp.

Revenues:
Check cashing	$113,575	$—		$113,575	$—	$—		$113,575
Fees from consumer lending	238,250	—		238,250	—	—		238,250
Other	100,072	—		100,072	12,836	—		112,908

Total revenues	451,897	—		451,897	12,836	—		464,733
Store and regional expenses:
Salaries and benefits	114,341	—		114,341	7,940	(4,585	)A	117,696
Provision for loan losses	34,578	—		34,578	—	—		34,578
Occupancy	32,659	—		32,659	236	—		32,895
Returned checks, net and cash shortages	7,182	—		7,182	—	—		7,182
Bank charges and armored carrier service	10,400	—		10,400	—	—		10,400
Depreciation	10,869	—		10,869	94	—		10,963
Other	61,402	—		61,402	7,535	(6,396	)B	62,541

Total store and regional expenses	271,431	—		271,431	15,805	(10,981)		276,255

Store and regional margin	180,466	—		180,466	(2,969)	10,981		188,478
Corporate and other expenses:
Corporate expenses	65,368	—		65,368	—	—		65,368
Other depreciation and amortization	4,652	—		4,652	706	2,216	C	7,574
Interest expense, net	46,412	998	A	78,431	506	(566	)D	78,371
		827	B
		30,194	C
Provision for litigation settlements	27,894	—		27,894	—	—		27,894
Loss on extinguishment of debt	9,531	—		9,531	—	—		9,531
Loss on derivatives not designated as hedges	21,909	—		21,909	—	—		21,909
Unrealized foreign exchange loss (gain)	(11,769)	—		(11,769)				(11,769)
Loss on store closings	3,157	—		3,157	—	—		3,157
Other expense (income)	1,685	—		1,685	—	—		1,685

Income before income taxes	11,627	(32,019)		(20,392)	(4,181)	9,331		(15,242)
Income tax provision (benefit)	11,538	(9,178	)D	2,360	69	(69	)E	2,360

Net income (loss)	89	(22,841)		(22,752)	(4,250)	9,400		(17,602)
Less: Net loss attributable to non-controlling interest	(73)	—		(73)	—	—		(73)

Net income attributable to Dollar Financial Corp.	$162	$(22,841)		$(22,679)	$(4,250)	$9,400		$(17,529)

Net income per share:
Basic	$0.01	—		$(0.94)	—	—		$(0.73)
Diluted	$0.01	—		$(0.94)	—	—		$(0.73)
Weighed average shares outstanding
Basic	24,064,118	—		24,064,118	—	—		24,064,118
Diluted	24,767,284	—		24,064,118	—	—		24,064,118

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Note 1.	Basis of Pro Forma Presentation

The unaudited pro forma consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission.

Certain information and certain disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures provided herein are adequate to make the information presented not misleading.

The information concerning Parent has been derived from the audited consolidated financial statements of the Company as of and for the year ended June 30, 2009, as included in the Company’s Current Report on Form 8-K filed on March 19, 2010, for the year ended June 30, 2009 and from the consolidated financial statements of the Company as of and for the nine months ended March 31, 2010, as included in the Company’s Quarterly Report on Form 10-Q filed on May 10, 2010, for the fiscal quarter ended March 31, 2010. The information concerning MFS has been derived from the internally prepared financial statements of MFS for the twelve months ended June 30, 2009 and as of and for the nine months ended March 31, 2010. Prior to the completion of the DFS acquisition, MFS’ fiscal year ended on December 31. MFS’ historical statement of operations for the twelve months ended June 30, 2009 represent a compilation of their quarterly periods during the twelve month period ended June 30, 2009. As a result, such statement of operations include estimates inherent in preparing interim financial statements, which estimates were based on MFS’ actual fiscal years.

Article 11 of Regulation S-X requires that pro forma adjustments reflected in the unaudited pro forma condensed consolidated statements of operations are directly related to the transaction for which the pro forma financial information is presented and have a continuing impact on the results of operations. Certain charges have been excluded in the unaudited pro forma condensed consolidating statements of operations as such charges were incurred in direct connection with or at the time of the Transactions and are not expected to have an on-going impact on the results of operations after the closings.

Note 2.	Pro Forma Amendment Transaction and Offering Adjustments

In connection with the Transactions, we entered into an amendment to our senior secured credit facility, which we refer to as the Amendment, with the following changes:

•	An extension of the revolving credit facility maturity date from October 2011 to December 2014 and of the term loan maturity dates from October 2012 to December 2014, in each case such extension being applicable to those lenders who agreed to extend and being subject to the condition that the principal amount of the outstanding 2.875% senior convertible notes due 2027 issued by Parent has been reduced to an amount less than or equal to $50 million by October 2012, a condition which was subsequently satisfied in February 2010.

•	The establishment of a Libor/Euribor/CDOR floor of 2.0% on all tranches of the credit facility.

•	An increase of 25 basis points (bps) to the revolving credit commitment fee on the extended revolving credit commitments. This increase will result in a revised commitment fee of 75 bps.

•	An increase of 75 bps to spreads over Libor/Euribor/CDOR rates with respect to non-extended term loans and revolving credit loans and an increase of 200 bps to the spreads over Libor/Euribor rates with respect to extended term loans and revolving credit loans. These increases will result in Libor/CDOR (minimum of 2.0%) plus 500 bps for the extended revolving credit facilities, Libor (minimum of 2.0%) plus 500 bps for the extended Canadian term loans and Libor/Euribor (minimum of 2.0%) plus 500 bps for the extended U.K. term loans.

•	The prepayment of $270.9 million on the existing Canadian term loan amount and $79.1 million on the existing U.K. term loan amount.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATING FINANCIAL STATEMENTS — (Continued)

As more fully described in Note 20 to our fiscal year ended June 30, 2009 financial statements, we hedged our senior secured credit facility with cross currency interest rate swaps in order to protect the company against changes in the variable index associated with the senior credit facility (LIBOR, or in the case of a portion of the U.K. facility, EURIBOR) and changes to foreign currency exchange rates. For purposes of the pro forma presentation, we have not reflected any actions that have been or may be taken, or any related accounting implications regarding, these cross currency swaps, including the dedesignation of the interest rate swaps due to ineffectiveness; the amendment of the terms of these swaps, or the impact to historical interest expense had the aforementioned actions or derivations of the aforementioned actions had been taken.

During fiscal 2009 and the nine months ended March 31, 2010, the impact to the interest expense related to our interest rate swaps was an increase in expense of $5.6 million and $11.2 million, respectively. These amounts are included in both our historical and pro forma interest expense for the year ended June 30, 2009 and nine month period ended March 31, 2010.

Had we completely dedesignated these interest rate swaps as of July 1, 2008 but did not terminate them, interest expense would have been reduced by $5.6 million and $11.2 million for the year ended June 30, 2009 and the nine month period ended March 31, 2010, respectively; however, upon dedesignation, GAAP would require that the change in fair value associated with these swaps would have been recorded through the income statement instead of other comprehensive income, which would have decreased net income by $8.2 million for the year ended June 30, 2009 and increased net income by $0.7 million for the nine month period ended March 31, 2010.

Also as part of the Transactions, the Company’s Canadian subsidiary issued $596.4 million of senior notes, net of a $3.6 million issuance discount, with a coupon of 10.375% and an effective annual interest rate of 10.5% with a maturity of December 2016, which we refer to as the Offering. The specific pro forma adjustments related to the Amendment and the Offering included in the unaudited pro forma consolidated financial statements are as follows:

A — To reflect the net reduction in interest expense due to the repayment of $350.0 million of principal, adjusted for the Amendment of the Company’s senior secured credit facility.

B — To adjust interest expense related to the amortization of deferred debt costs of both the amended senior secured credit facility and the old notes, as follows (in thousands):

		Nine Months
	Year Ended	Ended
	June 30,	March 31,
	2009	2010

Elimination of amortization of pre-existing deferred financing costs	$(1,679)	$(915)
Amortization of additional deferred financing costs related to the Amendment	540	405
Amortization of additional deferred financing costs related to the Offering	1,784	1,337

Totals	$645	$827

C — To reflect additional cash interest expense and the amortization of the related issuance discount related to the issuance of the old notes.

D — To reflect the related tax impacts on interest expense adjustments in both Canada and the United Kingdom.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATING FINANCIAL STATEMENTS — (Continued)

Note 3.	Pro Forma Acquisition Adjustments

Pro forma adjustments are made to reflect the estimated purchase price of MFS, to adjust amounts related to MFS’ net tangible and intangible assets to a preliminary estimate of the fair values to those assets, to reflect the amortization expense related to the estimated amortizable intangible assets and to reclassify certain of MFS’ amounts to conform to the Company’s financial statement presentation.

The specific pro forma adjustments included in the unaudited pro forma condensed consolidating financial statements are as follows:

A — To eliminate compensation payments to certain DFS employees related to the sale of the business.

B — The previous owners of MFS charged a management fee and related expenses in connection with their over-sight and involvement with DFS. In addition, there were various expenses directly related to the sale of MFS. This adjustment eliminates those expenses from the historical operating results of MFS.

C — To adjust amortization expense to an estimate of intangible asset amortization, as follows (in thousands):

		Nine Months
	Year Ended	Ended
	June 30,	March 31,
	2009	2010

Eliminate MFS’ historical intangible asset amortization expense	$(1,543)	$(706)
Estimated amortization expense for:
Third-party bank financing contract	3,035	1,450
Service warranty contract provider contract	1,433	689
Auto dealer relationships	851	409
GAP insurance provider contract	513	247
Payment Processing contract	84	42
Non-compete contracts	169	85

Totals	$4,542	$2,216

D — To eliminate MFS interest expense related to pre-existing debt balances extinguished upon consummation of the acquisition.

E — Since Parent is in a net operating loss position for tax purposes, the MFS historical tax expense is being eliminated.

SELECTED FINANCIAL DATA

The following table of our selected consolidated historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and the consolidated financial statements and related notes incorporated by reference in this prospectus. The consolidated statement of operations data as of June 30 for each of the fiscal years ended June 30, 2007, 2008 and 2009, and the consolidated balance sheet data at June 30, 2008 and 2009, have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The consolidated balance sheet data as of June 30, 2005 and 2006 and statement of operations data as of and for the fiscal years ended June 30, 2005, 2006 and 2007 were derived from our audited consolidated financial statements which are not included or otherwise incorporated by reference herein. The consolidated balance sheet data as of March 31, 2009 and 2010, and the consolidated statement of operations data for the nine-month periods ended March 31, 2009 and 2010, have been derived from our unaudited interim condensed consolidated financial statements incorporated by reference in this prospectus. In the opinion of management, the unaudited interim financial data includes all adjustments, consisting of only normal non-recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The following data should be read in conjunction with our consolidated financial statements and related notes and other financial information incorporated by reference in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

						Nine Months Ended
	Fiscal Year Ended June 30,					March 31,
	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	2009(1)	2010(1)
	(Dollars in thousands)

Consolidated Statement of Operations Data:
Revenues:
Check cashing	$128,748	$142,470	$166,754	$196,580	$164,598	$127,419	$113,575
Fees from consumer lending	153,004	162,588	227,445	292,517	275,272	203,261	238,250
Money transfer fees	14,771	17,205	20,879	27,512	26,823	20,351	20,523
Other	24,468	36,625	40,654	55,575	61,160	52,382	79,549

Total revenues	320,991	358,888	455,732	572,184	527,853	403,413	451,897

Store and regional expenses:
Salaries and benefits	91,982	106,823	129,522	159,363	145,716	111,507	114,341
Provision for loan losses	29,425	30,367	45,799	58,458	52,136	40,392	34,578
Occupancy	22,899	27,914	32,270	43,018	41,812	31,503	32,659
Depreciation	7,226	7,834	9,455	13,663	13,075	9,819	10,869
Other	62,371	69,024	83,195	98,452	93,310	71,513	78,984

Total operating expenses	213,903	241,962	300,241	372,954	346,049	264,734	271,431

Operating margin	107,088	116,926	155,491	199,230	181,804	138,679	180,466
Corporate and other expenses:
Corporate expenses	37,012	41,051	53,327	70,859	68,217	52,566	65,368
Other depreciation and amortization	3,776	3,655	3,390	3,902	3,827	2,903	4,652
Interest expense, net	33,878	29,702	31,462	44,378	43,696	32,560	46,412
Loss on extinguishment of debt	8,097	—	31,784	—	—	—	9,531
Goodwill impairment and other charges	—	—	24,301	—	—	—	—
Unrealized foreign exchange loss (gain)	—	—	7,551	—	(5,499)	—	(11,769)
Loss on derivatives not designated as hedges	—	—	—	—	—	—	21,909
Provision for (proceeds from) litigation settlements	—	5,800	(3,256)	345	57,920	554	27,894
Other expense, net	4,696	2,239	1,400	367	5,442	(409)	4,842

Income before income taxes	19,629	34,479	5,532	79,379	8,201	50,505	11,627
Income tax provision	19,986	27,514	37,735	36,015	15,023	23,970	11,538

Net (loss) income	(357)	6,965	(32,203)	43,364	(6,822)	26,535	89

Less: Net income attributable to non-controlling interests	—	—	—	—	—	—	(73)

Net (loss) income attributable to Dollar Financial Corp.	$(357)	$6,965	$(32,203)	$43,364	$(6,822)	$26,535	$162

Net (loss) income per share:
Basic	$(0.03)	$0.38	$(1.37)	$1.80	$(0.28)	$1.10	$0.01
Diluted	$(0.03)	$0.37	$(1.37)	$1.77	$(0.28)	$1.10	$0.01
Shares used to calculate net (loss) income per share:
Basic	13,945,883	18,280,131	23,571,203	24,106,392	24,012,705	24,024,628	24,064,118
Diluted	13,945,883	18,722,753	23,571,203	24,563,229	24,012,705	24,114,896	24,767,284

						Nine Months Ended
	Fiscal Year Ended June 30,					March 31,
	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	2009(1)	2010(1)
	(Dollars in thousands)

Operating and Other Data:
Net cash provided by (used in):
Operating activities	$22,245	$20,870	$29,277	$80,756	$59,204	$47,559	$79,117
Investing activities	$(44,807)	$(39,415)	$(170,651)	$(166,956)	$(41,954)	$(13,395)	$(142,132)
Financing activities	$43,225	$39,696	$307,358	$288	$2,669	$(10,721)	$202,186
Stores in operation at end of period:
Company-owned	716	765	902	1,122	1,031	1,078	1,054
Franchised stores/agents	619	485	378	330	175	186	124

Total	1,335	1,250	1,280	1,452	1,206	1,264	1,178

Consolidated Balance Sheet Data (at end of period):
Cash	$92,504	$118,653	$290,945	$209,714	$209,602	$191,567	$370,977
Total assets	$387,856	$551,825	$831,775	$941,412	$921,465	$845,779	$1,264,990
Total debt	$271,764	$311,037	$521,150	$535,586	$536,305	$526,370	$750,329
Stockholders’ equity	$59,636	$161,953	$199,899	$239,432	$209,078	$217,570	$218,508

(1)	We have engaged in numerous acquisitions which are reflected in our historical financial statements from the date of such acquisitions and, as a result, the financial information for the periods presented may not be comparable. For additional information, see our audited consolidated financial statements and the notes thereto and our unaudited interim consolidated financial statements incorporated by reference in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which are incorporated by reference in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Executive Summary

We derive our revenues primarily from providing check cashing services, consumer lending and other consumer financial products and services, including money orders, money transfers, foreign currency exchange, branded debit cards, pawn lending, gold buying and bill payment. For our check cashing services, we charge our customers fees that are usually equal to a percentage of the amount of the check being cashed and are deducted from the cash provided to the customer. For our consumer loans, we receive interest and fees on the loans.

Most of our retail financial service locations issue single-payment consumer loans on the company-funded consumer loan model. During fiscal 2009, we acquired an established profitable U.K. Internet-based consumer lending business which was immediately accretive to earnings. The acquired company is competitively positioned in a rapidly growing market and further expands our expertise within the Internet lending arena. We believe we can export and leverage this expertise to other European countries as well as our Canadian business operations.

On June 30, 2008, as part of a process to rationalize our United States markets, we made a determination to close 24 of our unprofitable stores in various United States markets. In August 2008, we identified another 30 stores in the United States and 17 stores in Canada that were under-performing and which were closed or merged into a geographically proximate store. The primary cease-use date for these stores was in September 2008. Customers from these stores were transitioned to our other stores in close proximity to the stores affected. We recorded costs for severance and other retention benefits of $0.6 million and store closure costs of $4.9 million consisting primarily of lease obligations and leasehold improvement write-offs. Subsequent to the initial expense amounts recorded, we have recorded an additional $0.9 million of additional lease obligation expense for these locations. During the fourth quarter of fiscal 2009, we announced the closing of an additional 60 under-performing U.S. store locations. We recorded costs for severance and other retention benefits of approximately $0.4 million and store closure related costs of approximately $3.2 million consisting primarily of lease obligations and leasehold improvement write-offs. For the nine months ended March 31, 2010, we recorded an additional $1.5 million of store closure related costs. The closure of stores in the United States and Canada did not result in any impairment of goodwill since the store closures will be accretive to cash flow.

On July 21, 2008, we announced that our Board of Directors had approved a stock repurchase plan, authorizing us to repurchase in the aggregate up to $7.5 million of our outstanding common stock. By October 13, 2008, we had repurchased 535,799 shares of our common stock at a cost of approximately $7.5 million, thus completing our stock repurchase plan.

On April 21, 2009 we completed the acquisition of an established profitable U.K. internet-based consumer lending business which was immediately accretive to earnings. The acquired company is competitively positioned in a rapidly growing market and further expands our expertise within the internet lending arena. Moreover, we believe we can export and leverage this expertise to other European countries as well as our Canadian business unit.

On June 30, 2009, we completed the acquisition of four stores in Northern Ireland. Three of the stores reside in central Belfast with the fourth store situated in the town of Lisburn, the third largest city in Northern Ireland. The acquired stores are multi-product locations offering check cashing, payday lending, and pawn broking services.

On June 29, 2009, we completed the acquisition of two market leading traditional pawn shops located in Edinburgh and Glasgow, Scotland. The two stores were established in the year 1830 and primarily deal in loans securitized by gold jewelry and fine watches, while offering traditional secured pawn lending for an array of other items. Both stores are located in prominent locations on major thoroughfares and high pedestrian traffic zones.

On June 30, 2009, we completed the acquisition of 76% of the outstanding equity of an established consumer lending business in Poland. The acquired company, Optima, S.A., founded in 1999 and headquartered in Gdansk, offers unsecured loans of generally 40 — 50 week durations with an average loan amount of $250 to $500. The loan transaction includes a convenient in-home servicing feature, whereby loan disbursement and collection activities take place in the customer’s home according to a mutually agreed upon and pre-arranged schedule. The in-home loan servicing concept is well accepted within Poland and Eastern Europe, and was initially established in the U.K. approximately 100 years ago. Customer sales and service activities are managed through an extensive network of local commission based representatives across five provinces in northwestern Poland.

On October 3, 2009, the Company purchased a merchant cash advance business in the United Kingdom. The acquired company primarily provides working capital needs to small retail businesses by providing cash advances against a percentage of future credit card sales. The purchase price for the acquired company, which currently manages a receivable portfolio of approximately $3.5 million, was $4.6 million.

On December 21, 2009, we commenced the closing of an exchange offer with certain holders of our 2.875% senior convertible notes due 2027, which we refer to in this prospectus as the 2027 notes, pursuant to the terms of privately negotiated exchange agreements with such holders. Pursuant to the terms of the exchange agreements, the holders exchanged an aggregate of $120 million principal amount of the 2027 notes held by such holders for an equal aggregate principal amount of our new 3.00% senior convertible notes due 2028, which we refer to in this prospectus as the 2028 notes. The 2028 notes are senior, unsecured obligations and rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness and are effectively subordinated to all of our existing and future secured debt and to the indebtedness and other liabilities of its subsidiaries.

On December 23, 2009, National Money Mart Company issued pursuant to Rule 144A under the Securities Act of 1933, as amended, $600.0 million aggregate principal amount of its 10.375% senior notes due 2016, which we refer to in this prospectus as the old notes. The notes bear interest at the rate of 10.375% per year. We used approximately $350.0 million of the proceeds from the offering to repay substantially all of our obligations under our secured credit facility.

On December 23, 2009, we consummated our acquisition of Military Financial Services, LLC and its subsidiaries, Dealers’ Financial Services, LLC and Dealers’ Financial Services Reinsurance Ltd, which we refer to collectively as DFS. DFS is an established business that provides services to enlisted military personnel seeking to purchase new and used vehicles. DFS markets its services through its branded Military Installment Loan and Education Services, or “MILES” program. DFS provides services to enlisted military personnel who make applications for auto loans to purchase new and used vehicles that are funded and serviced under an exclusive agreement with a major third-party national bank based in the United States. Additionally, DFS provides ancillary services such as vehicle service contracts and guaranteed asset protection, or GAP, insurance, along with consultations regarding new and used automotive purchasing, budgeting and credit and ownership training. We paid a purchase price of approximately $117.8 million plus approximately $5.5 million for the working capital of MFS and its subsidiaries at the closing date.

In February 2010, we repurchased $35.2 million aggregate principal amount of the 2027 notes in privately negotiated transactions with three of the holders of the 2027 notes. The purchase price paid in the transactions was 91% of the stated principal amount of the repurchased 2027 notes for an aggregate price of $32.032 million. As a result of these repurchase transactions and the exchange transactions described above, $44.8 million aggregate principal amount of the 2027 notes remains outstanding as of March 31, 2010. Furthermore, as a result of these repurchase transactions, the maturity date of the old notes is affirmed to be December 15, 2016 and the maturity date for approximately $16.9 million of our obligations under the term loan portions of our senior secured credit facility, as amended and restated on December 23, 2009, is affirmed to be December 31, 2014 (with the maturity date for the remaining $1.6 million of our obligations under the term loans remaining October 30, 2012).

Effective March 3, 2010, the Ontario Superior Court of Justice approved the settlement of the pending class action against us in Ontario commenced behalf of a purported class of Ontario borrowers who, it was alleged, were subjected to usurious charges in payday loan transactions in violation of Canadian federal law proscribing usury.

On March 4, 2010, we reached an agreement to settle our outstanding British Columbia class action litigation in which the plaintiffs claimed that the business model used by our Canadian subsidiary resulted in the collection of fees in excess of the statutory limit for loans made since 1997. Under the terms of the British Columbia settlement, we will create a settlement fund in an amount of C$24.75 million, consisting of C$12.375 million in cash and C$12.375 million in vouchers. Fees payable to plaintiffs’ counsel will be paid from this fund. The settlement is set forth in a definitive settlement agreement executed on May 6, 2010 which is subject to final court approval. On May 17, 2010, the court held a hearing regarding the settlement. There can be no assurance, however, that the settlement will receive final court approval.

During the nine months ended March 31, 2010, we recorded a charge of $22.4 million in relation to the pending settlements of the class actions in British Colombia and similar cases in New Brunswick, Nova Scotia and Newfoundland for the potential settlement of the other pending or purported Canadian class action proceedings. During the fiscal year ended June 30, 2009, we recorded a charge of $57.4 million in relation to then pending settlement of the Ontario class action and for the potential settlement of the other pending or purported Canadian class action proceedings. As of March 31, 2010, an aggregate of approximately $78.9 million is included in our accrued expenses relating to the Canadian proceedings described above. Of those expenses, approximately $37.3 million are expected to be non-cash. Although we believe that we have meritorious defenses to the claims in the pending purported or potential class proceedings and intend to vigorously to defend against such claims, the ultimate cost of resolution of such claims, either through settlements or pursuant to litigation, may substantially exceed the amount accrued at March 31, 2010, and additional accruals may be required in the future.

Our expenses primarily relate to the operations of our store network, including the provision for loan losses, salaries and benefits for our employees, occupancy expense for our leased real estate, depreciation of our assets and corporate and other expenses, including costs related to opening and closing stores.

In each foreign country in which we operate, local currency is used for both revenues and expenses. Therefore, we record the impact of foreign currency exchange rate fluctuations related to our foreign net income.

Discussion of Critical Accounting Policies

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with U.S. generally accepted accounting principles. We evaluate these estimates on an ongoing basis, including those related to revenue recognition, loan loss reserves and goodwill and intangible assets. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

With respect to company-operated stores, revenues from our check cashing, money order sales, money transfer, foreign currency exchange, bill payment services and other miscellaneous services reported in other revenues on our statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.

For single-payment consumer loans that we make directly (company-funded loans), which have terms ranging from one to 45 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. Our reserve policy regarding these loans is summarized below in “Company-Funded Consumer Loan Loss Reserves Policy.”

Company-Funded Consumer Loan Loss Reserves Policy

We maintain a loan loss reserve for probable losses inherent in the outstanding loan portfolio for single-payment and other consumer loans we make directly through our company-operated locations. To estimate the appropriate level of loan loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current loan loss reserve is based on our net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the total amount of outstanding loans that we make directly. As these conditions change, we may need to make additional allowances in future periods. Despite the economic downturn in the U.S. and the foreign markets in which we operate, we have not experienced any material increase in the defaults on outstanding loans; however, we have tightened lending criteria. Accordingly, we have not modified our approach to determining our loan loss reserves.

When a loan is originated, the customer receives the cash proceeds in exchange for a post-dated customer check or a written authorization to initiate a charge to the customer’s bank account on the stated maturity date of the loan. If the check or the debit to the customer’s account is returned from the bank unpaid, the loan is placed in default status and an additional reserve for this defaulted loan receivable is established and charged to store and regional expenses in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is charged to store and regional expenses. If the loans remain in defaulted status for 180 days, a reserve for the entire amount of the loan is recorded and the receivable and corresponding reserve is ultimately removed from the balance sheet. The receivable for defaulted single-payment loans, net of the allowance of $15.2 million at March 31, 2010 and $17.0 million at June 30, 2009, is reported on our balance sheet in loans in default, net, and was $5.9 million at March 31, 2010 and $6.4 million at June 30, 2009.

Check Cashing Returned Item Policy

We charge operating expense for losses on returned checks during the period in which such checks are returned, which generally is three to five business days after the check is cashed in our store. Recoveries on returned checks are credited to operating expense during the period in which recovery is made. This direct method for recording returned check losses and recoveries eliminates the need for an allowance for returned checks. These net losses are charged to other store and regional expenses in the consolidated statements of operations.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with the Intangibles Topic of the FASB Codification, goodwill is assigned to reporting units, which we have determined to be our reportable operating segments of the United States, Dealers’ Financial Services, Canada and the United Kingdom. The Company also has a corporate reporting unit which consists of costs related to corporate infrastructure, investor relations and other governance activities. Because of the limited activities of the corporate reporting unit, no goodwill has been assigned. Goodwill is assigned to the reporting unit that benefit from the synergies arising from each particular business combination. The determination of the operating segments being equivalent to the reporting units for goodwill allocation purposes is based upon our overall approach to managing our business along operating segment lines, and the consistency of the operations within each operating segment. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, we are required to determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. We are then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit; we would be required to perform a second step to the impairment test, as this is an indication that the reporting unit goodwill may be impaired. If after the second step of testing, the carrying amount of a reporting unit exceeds the fair value of the individual tangible and identifiable intangible assets, an impairment loss would be recognized in an amount equal to the excess of the implied fair value of the reporting unit’s goodwill over its carrying value.

During 2009, the overall fair value of the U.S. reporting unit declined based on the Company’s internal models; however, the fair value of the U.S. reporting unit, taken as a whole, continues to exceed its carrying value. The impact of the continued economic downturn, along with any federal or state regulatory restrictions on our short-term consumer lending product, could reduce the fair value of the U.S. goodwill below its carrying value at which time we would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired.

Indefinite-lived intangible assets consist of reacquired franchise rights, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.

We consider this to be one of the significant accounting estimates used in the preparation of our consolidated financial statements. We estimate the fair value of our reporting units using a discounted cash flow analysis. This analysis requires us to make various judgmental assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on our budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond our long-term business plan period. We perform our goodwill impairment test annually as of June 30, and our reacquired franchise rights impairment test annually as of December 31. At the date of our last evaluations, there was no impairment of goodwill or reacquired franchise rights. However, we may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if we experience a significant disruption to our business, unexpected significant declines in our operating results, divestiture of a significant component of our business, a sustained decline in market capitalization, particularly if it falls below our book value, or a significant change to the regulatory environment in which we operate. While we believe we have made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible a material change could occur, including if actual experience differs from the assumptions and considerations used in our analyses. These differences could have a material adverse impact on the consolidated results of operations, and cause us to perform the second step impairment test, which could result in a material impairment of our goodwill. We will continue to monitor our actual cash flows and other factors that may trigger a future impairment in the light of the current global recession. As of the most recent assessment of our reacquired franchise rights, we concluded that no impairment exists.

Derivative Instruments and Hedging Activities

The Derivative and Hedging Topic of the FASB Codification requires companies to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Topic also requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by the Derivative and Hedging Topic of the FASB Codification, we record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. An assessment is then made of the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance.

The income taxes topic of the FASB Codification requires that a “more-likely-than-not” threshold be met before the benefit of a tax position may be recognized in the financial statements and prescribes how such benefit should be measured. During the three and nine month periods ended March 31, 2010, this requirement did not result in any adjustment in our liability for unrecognized income tax benefits.

Results of Operations

Constant Currency Analysis

We maintain operations primarily in the United States, Canada and United Kingdom. Approximately 70% of our revenues are originated in currencies other than the US Dollar, principally the Canadian Dollar and British Pound Sterling. As a result, changes in our reported revenues and profits include the impact of changes in foreign currency exchange rates. As additional information to the reader, we provide “constant currency” assessments in the following discussion and analysis to remove and/or quantify the impact of the fluctuation in foreign exchange rates on our various business segments. Our constant currency assessment assumes foreign exchange rates in the current fiscal periods remained the same as in the prior fiscal year periods. For the three months ended March 31, 2010, the actual average exchange rates used to translate the Canadian and United Kingdom’s results were $0.9618 and $1.5587, respectively. For our constant currency reporting for the same period, the average exchange rates used to translate the Canadian and United Kingdom’s results were $0.8032 and $1.4344, respectively. For the nine months ended March 31, 2010, the actual average exchange rates used to translate the Canadian and United Kingdom’s results were $0.9400 and $1.6108, respectively. For our constant currency reporting for the same period, the average exchange rates used to translate the Canadian and United Kingdom’s results were $0.8639 and $1.6327, respectively. All conversion rates in the foregoing discussion are based on the US Dollar equivalent to one Canadian Dollar and one British Pound.

We believe that our constant currency assessments are a useful measure, indicating the actual growth and profitability of our operations. Earnings from our subsidiaries are not generally repatriated to the United Stated; therefore, we do not incur significant gains or losses on foreign currency transactions with our subsidiaries. As such, changes in foreign currency exchange rates primarily impact only reported earnings and not our actual cash flow.

Revenue Analysis

The percentages presented in the following table are based on the total consolidated revenues for the period shown:

	Year Ended June 30,				For the Three Months Ended March 31,				For the Nine Months Ended March 31,
	2008		2009		2009		2010		2009		2010
	($ in thousands)

Total revenues:
Check cashing	$196,580	34.4%	$164,598	31.2%	$37,263	31.5%	$37,236	23.7%	$127,419	31.6%	$113,575	25.1%
Fees from consumer lending	292,517	51.1%	275,272	52.1%	57,654	48.8%	78,062	49.6%	203,261	50.4%	238,250	52.7%
Money transfer fees	27,512	4.8%	26,823	5.1%	5,957	5.0%	6,609	4.2%	20,351	5.0%	20,523	4.5%
Other	55,575	9.7%	61,160	11.6%	17,290	14.7%	35,441	22.5%	52,382	13.0%	79,549	17.7%

Total consolidated revenues	572,184	100.0%	527,853	100.0%	118,164	100.0%	157,348	100.0%	403,413	100.0%	451,897	100.0%

U.S. revenues:
Check cashing	57,438	10.0%	56,378	10.7%	15,960	13.5%	14,055	8.9%	44,311	11.0%	36,094	8.0%
Fees from consumer lending	79,838	14.0%	79,612	15.1%	17,966	15.2%	17,096	10.9%	62,957	15.6%	56,235	12.4%
Money transfer fees	5,744	1.0%	5,926	1.1%	1,431	1.2%	1,176	0.7%	4,550	1.1%	3,671	0.8%
Other	10,711	1.9%	12,942	2.5%	3,316	2.8%	9,783	6.2%	10,093	2.5%	16,215	3.6%

Total U.S. revenues	153,731	26.9%	154,858	29.4%	38,673	32.7%	42,110	26.8%	121,911	30.2%	112,215	24.8%

Canadian revenues:
Check cashing	81,806	14.3%	67,830	12.9%	13,608	11.5%	15,867	10.1%	51,497	12.8%	51,355	11.4%
Fees from consumer lending	147,313	25.7%	121,518	23.0%	25,851	21.9%	36,313	23.1%	93,054	23.1%	109,655	24.3%
Money transfer fees	16,124	2.8%	15,092	2.9%	3,229	2.7%	3,897	2.5%	11,404	2.8%	12,164	2.7%
Other	34,248	6.0%	31,827	6.0%	9,254	7.8%	14,943	9.5%	24,459	6.0%	31,155	6.8%

Total Canadian revenues	279,491	48.8%	236,267	44.8%	51,942	44.0%	71,020	45.1%	180,414	44.7%	204,329	45.2%

United Kingdom revenues:
Check cashing	57,336	10.0%	40,390	7.7%	7,695	6.5%	7,314	4.6%	31,611	7.8%	26,126	5.8%
Fees from consumer lending	65,366	11.4%	74,142	14.0%	13,837	11.7%	24,653	15.7%	47,250	11.7%	72,360	16.0%
Money transfer fees	5,644	1.0%	5,805	1.1%	1,297	1.1%	1,536	1.0%	4,397	1.1%	4,688	1.0%
Other	10,616	1.9%	16,391	3.1%	4,720	4.0%	10,715	6.8%	17,830	4.5%	32,179	7.2%

Total United Kingdom revenues	138,962	24.3%	136,728	25.9%	27,549	23.3%	44,218	28.1%	101,088	25.1%	135,353	30.0%

Store and regional expenses:
Salaries and benefits	159,363	27.9%	145,716	27.6%	34,429	29.1%	39,882	25.3%	111,507	27.6%	114,341	25.3%
Provision for loan losses	58,458	10.2%	52,136	9.9%	10,242	8.7%	10,220	6.5%	40,392	10.0%	34,578	7.7%
Occupancy	43,018	7.5%	41,812	7.9%	9,863	8.3%	10,974	7.0%	31,503	7.8%	32,659	7.2%
Depreciation	13,663	2.4%	13,075	2.5%	3,057	2.6%	3,424	2.2%	9,819	2.4%	10,869	2.4%
Other	98,452	17.2%	93,310	17.7%	19,978	16.9%	28,888	18.4%	71,513	17.8%	78,984	17.5%

Total store and regional expenses	372,954	65.2%	346,049	65.6%	77,569	65.6%	93,388	59.4%	264,734	65.6%	271,431	60.1%

Store and regional margin	199,230	34.8%	181,804	34.4%	40,595	34.4%	63,960	40.6%	138,679	34.4%	180,466	39.9%

Corporate expenses	70,859	12.4%	68,217	12.9%	15,452	13.1%	22,068	14.0%	52,566	13.0%	65,368	14.5%
Other depreciation and amortization	3,902	0.7%	3,827	0.7%	925	0.8%	2,490	1.6%	2,903	0.7%	4,652	1.0%
Interest expense, net	44,378	7.8%	43,696	8.3%	10,346	8.8%	21,946	13.9%	32,560	8.1%	46,412	10.3%
Loss on extinguishment of debt	—	0.0%	—	0.0%	—	0.0%	718	0.5%	—	0.0%	9,531	2.1%
Goodwill impairment and other charges	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Unrealized foreign exchange (gain)	—	0.0%	(5,499)	(1.0)%	—	0.0%	(15,681)	(10.0)%	—	0.0%	(11,769)	(2.6)%

Loss on derivatives not designated as hedges	—	0.0%	—	0.0%	—	0.0%	18,634	11.8%	—	0.0%	21,909	4.8%
Provision for litigation settlements	345	0.1%	57,920	11.0%	45	0.0%	26,627	16.9%	554	0.1%	27,894	6.2%

	Year Ended June 30,				For the Three Months Ended March 31,				For the Nine Months Ended March 31,
	2008		2009		2009		2010		2009		2010
	($ in thousands)

Loss on store closings	993	0.2%	10,340	2.0%	644	0.5%	1,507	1.0%	6,137	1.5%	3,157	0.7%
Other (income) expense, net	(626)	(0.2)%	(4,898)	(0.9)%	(877)	(0.7)%	261	0.2%	(6,546)	(1.6)%	1,685	0.4%

Income (loss) before income taxes	79,379	13.9%	8,201	1.6%	14,060	11.9%	(14,610)	(9.3)%	50,505	12.5%	11,627	2.6%
Income tax provision (benefit)	36,015	6.3%	15,023	2.8%	8,361	7.1%	(2,332)	(1.5)%	23,970	5.9%	11,538	2.6%

Net income (loss)	43,364	7.6%	(6,822)	(1.3)%	5,699	4.8%	(12,278)	(7.8)%	26,535	6.6%	89	—%

Less: Net loss attributable to non-controlling interests	—	—%	—	—%	—	—%	(37)	—%	—	—%	(73)	—%

Net income (loss) attributable to Dollar Financial Corp.	43,364	7.6%	(6,822)	(1.3)%	5,699	4.8%	(12,241)	(7.8)%	26,535	6.6%	162	—%

Three Months Ended March 31, 2010 compared to Three Months Ended March 31, 2009

Revenues

Total revenues for the three months ended March 31, 2010 increased $39.2 million, or 33.2%, as compared to the three months ended March 31, 2009. The impact of foreign currency accounted for approximately $15.3 million of the increase and the increase related to new store openings and acquisitions was approximately $20.5 million. On a constant currency basis and after eliminating the impact of new stores and acquisitions, total revenues increased by $3.4 million.

On an actual basis, consolidated check cashing revenue remained relatively constant from period to period. There was an increase of $3.2 million related to foreign exchange rates and increases from new stores and acquisitions of $0.6 million. On a constant currency basis and after eliminating the impact of new stores and acquisitions, check cashing revenues were down $3.9 million, or 10.3%, for the current three month period as compared to the prior year. Check cashing revenues from our U.S., Canadian and United Kingdom businesses declined 12.3%, 2.8%, and 19.8%, respectively (based on constant currency reporting), over the previous year’s period. The decrease in the United States was primarily a result of the closure of 60 stores during the fourth quarter of fiscal 2009 and the economic downturn. On a consolidated constant currency basis, the face amount of the average check cashed increased 2.0% from $492 in the third quarter of fiscal 2009 to $502 for this quarter while the average fee per check cashed increased by 6.7% from $17.31 in fiscal 2009’s third quarter to $18.48 for the quarter just ended. There was also a decline of 14.4% in the number of checks cashed in the current quarter as compared to the year earlier period, down from 2.2 million in the third quarter of fiscal 2009 to 1.8 million in the quarter just ended.

Consolidated fees from consumer lending were $78.1 million for the third quarter of fiscal 2010, representing an increase of 35.4% or $20.4 million compared to the prior year period. The impact of foreign currency fluctuations accounted for an increase of approximately $7.9 million and increases of approximately $10.3 million related to the impact from new stores and acquisitions. The remaining increase of $2.2 million was primarily due to increases in our Canadian and U.K. consumer lending business which increased by 17.3% and 5.0%, respectively, offset by a decrease in our U.S. business of approximately 16.4%. The decrease in our U.S. consumer lending business is the result of 60 stores being closed in the U.S. markets during the fourth quarter of fiscal 2009. Consumer lending revenues in our operations in Poland were approximately $2.1 million for the current quarter.

Pawn service fees were $4.8 million for the quarter ended March 31, 2010, representing an increase of $1.7 million, or 52.2%, compared to prior year period. The impact of foreign currency fluctuations accounted for an increase of approximately $0.4 million and increases of approximately $0.4 million related to the impact from new stores and acquisitions. The remaining increase of $0.9 million or 25.8% is primarily due managements’ increased emphasis on promoting and growing the U.K. pawn business.

On a constant currency basis and excluding the impacts of new stores and acquisitions, money transfer fees, franchise fees and all other revenues were up $4.2 million, or 21.0%, for the quarter ended March 31, 2010 as compared to the quarter ended March 31, 2009. The increase came principally in the U.K. business and was due to the success of the foreign exchange product, the debit card business and scrap gold sales in both the United Kingdom and Canada.

Operating Expense Analysis

	Three Months Ended March 31,
			(Percentage of
			Total Revenue)
	2009	2010	2009	2010
	($ in thousands)

Salaries and benefits	$34,429	$39,882	29.1%	25.3%
Provision for loan losses	10,242	10,220	8.7%	6.5%
Occupancy	9,863	10,974	8.3%	7.0%
Depreciation	3,057	3,424	2.6%	2.2%
Returned checks, net and cash shortages	2,866	2,288	2.4%	1.5%
Maintenance and repairs	2,848	3,097	2.4%	2.0%
Advertising	1,451	3,884	1.2%	2.5%
Bank Charges and armored carrier expenses	3,174	3,477	2.7%	2.2%
Other	9,639	16,142	8.2%	10.2%

Total operating expenses	$77,569	$93,388	65.6%	59.4%

Operating expenses were $93.4 million for the three months ended March 31, 2010 compared to $77.6 million for the three months ended March 31, 2009, an increase of $15.8 million or 20.4%. The impact of foreign currency accounted for approximately $8.4 million of the increase and new stores and acquisitions made up $13.7 million of the increase. On a constant currency basis and excluding the impacts of new stores and acquisitions, store expenses decreased by $6.3 million or 8.1%. For the current year quarter, total operating expenses decreased from 65.6% of total revenue to 59.4% of total revenue year over year. After adjusting for constant currency reporting, the percentage of total operating expenses as compared to total revenue was 58.6%.

Relative to our business units, on a constant currency basis and excluding the impacts of new stores and acquisitions, operating expenses decreased by $6.8 million and $1.0 million in the United States and the United Kingdom, respectively. The decreases in these two units were the result of a focus on cost reductions in addition to the closure of approximately 60 United States stores during the fourth quarter of fiscal 2009. The adjusted operating expenses in Canada increased by approximately $1.6 million for the three months ended March 31, 2010 as compared to the prior year which is commensurate with the revenue growth in that country.

Corporate and Other Expense Analysis

	Three Months Ended March 31,
			(Percentage of
			Total Revenue)
	2009	2010	2009	2010
	($ in thousands)

Corporate expenses	$15,452	$22,068	13.1%	14.0%
Other depreciation and amortization	925	2,490	0.8%	1.6%
Interest expense, net	10,346	21,946	8.8%	13.9%
Loss on extinguishment of debt	—	718	—%	0.5%
Unrealized foreign exchange gain	—	(15,681)	—%	(10.0)%
Loss on derivatives not designated as hedges	—	18,634	—%	11.8%
Provision for litigation settlements	45	26,627	—%	16.9%
Loss on store closings	644	1,507	0.5%	1.0%
Other (income) expense	(877)	261	(0.7)%	0.2%
Income tax provision (benefit)	8,361	(2,332)	7.1%	(1.5)%

Corporate Expenses

Corporate expenses were $22.1 million for the three months ended March 31, 2010 compared to $15.5 million for the same period in the prior year or an increase of $6.6 million. On a constant currency basis, corporate expenses increased by approximately $5.4 million reflecting an increased investment in our infrastructure to support global store, product and platform expansion plans as well our investment in our global business development team which is focused on acquisition strategies and execution.

Other Depreciation and Amortization

Other depreciation and amortization was $2.5 million for the three months ended March 31, 2010 compared to $0.9 million for the same period in the prior year. The increase of $1.6 million is primarily related to DFS’ amortization of identifiable intangible assets.

Extinguishment of Debt and Loss on Derivatives Not Designated as Hedges

During the three months ended March 31, 2010, there were $0.7 million of expenses related to the repurchase of $35.2 million of our 2027 notes that have been reported as “Extinguishment of Debt”.

Interest Expense

Interest expense, net was $21.9 million for the three months ended March 31, 2010 compared to $10.3 million for the same period in the prior year. Interest related to the old notes accounted for $9.7 million of the increase, net of a decrease in interest expense associated with our prepayment of substantially all of our U.K. and Canadian term debt on December 23, 2009. In addition, interest expense associated with our revolving credit facility and the reduction in the amount of interest income earned by us accounted for $0.6 million of the net increase.

Non-cash interest accounted for approximately $1.6 million of the overall increase primarily due to the increase in non-cash interest related to the amortization of accumulated charges associated with the discontinuance of hedge accounting for our cross currency interest rate swaps.

Subsequent to the prepayment of the majority of the Canadian term debt on December 23, 2009, with the proceeds from offering of the notes in December 2009, we discontinued prospectively hedge accounting on these cross-currency swaps. In accordance with the Derivatives and Hedging Topic of the FASB Codification, we were required to continue to report the net loss related to the discontinued cash flow hedge in other comprehensive income included in shareholders’ equity and subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. This resulted in a $1.6 million non-cash interest charge for the quarter ended March 31, 2010. Due to issuance of the notes by our

Canadian subsidiary, we will continue to reclassify such amounts into earnings over the remaining original term of the derivative.

Subsequent to the early settlement in May 2009 of our two cross-currency interest rate swaps hedging variable-rate borrowings at our foreign subsidiary in the United Kingdom, we discontinued prospectively hedge accounting on these cross-currency swaps. In accordance with the Derivatives and Hedging Topic of the FASB Codification, we were required to continue to report the net loss related to the discontinued cash flow hedge in other comprehensive income included in shareholders’ equity and subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. As a result of the prepayment of substantially all of our U.K. term debt on December 23, 2009, we reclassified primarily all of our U.K. operations’ remaining net loss from other comprehensive income into earnings during the prior fiscal quarter ended December 31, 2009 resulting in a charge of $3.9 million which was included in Loss on Extinguishment of Debt.

Unrealized Foreign Exchange Gain

Unrealized foreign exchange gain of $15.7 million for the three months ended March 31, 2010 is due primarily to the unrealized foreign exchange gain associated with our issuance of the notes in December 2009. The notes, which are denominated in U.S. Dollars, were issued by our indirectly wholly-owned Canadian subsidiary. As such, the impact of all prospective changes in the exchange rate between the U.S. Dollar and the Canadian Dollar will be reflected in our earnings as “unrealized foreign exchange gains and losses”.

Loss on derivatives not designated as hedges

Loss on derivatives not designated as hedges was $18.6 million for the three months ended March 31, 2010 related to the change in fair value and the net additional cash payments to the swap counter parties associated with our cross-currency interest rate swaps in Canada related to the term loans. The change in fair value related to both the changes in market interest and foreign exchange rates and amendments that were made to the swap agreements required in connection with the debt offerings completed during fiscal 2010.

Provision for Litigation Settlements

Provision for litigation settlements during the three months ended March 31, 2010 was $26.6 million primarily related to the pending settlements of the class action litigation pending against us in British Columbia, Nova Scotia, Newfoundland and New Brunswick and for the potential settlement of other pending Canadian class action proceedings.

Loss on Store Closings

During the three months ended March 31, 2010, we recorded additional expense related to store closings of approximately $1.5 million related to planned store closures in Arizona and Washington.

Income Tax Provision

The provision for income taxes was a tax benefit of $2.3 million for the three months ended March 31, 2010 compared to a provision of $8.4 million for the three months ended March 31, 2009. Our effective tax rate was not meaningful for the three months ended March 31, 2010 and was 59.5% for the three months ended March 31, 2009. The effective tax rate for the three months ended March 31, 2009 was reduced as a result of the impact of a favorable settlement granted in a competent authority tax proceeding between the United States and Canadian tax authorities related to transfer pricing matters for years 2000 through 2003 combined with an adjustment to our reserve for uncertain tax benefits related to years for which a settlement has not yet been received. Our effective tax rate differs from the federal statutory rate of 35% due to foreign taxes, permanent differences and a valuation allowance on U.S. and foreign deferred tax assets and the aforementioned changes to our reserve for uncertain tax positions. Prior to the global debt restructuring in our fiscal year ended June 30, 2007, interest expense in the U.S. resulted in U.S. tax losses, thus generating deferred tax assets. At March 31, 2010 we maintained deferred tax assets of $130.5 million which is offset by a valuation allowance of $84.8 million which represents an increase of

$2.2 million in the quarter ended March 31, 2010. The change for the period in our deferred tax assets and valuation allowances is presented in the table below and more fully described in the paragraphs that follow.

Change in Deferred Tax Assets and Valuation Allowances (in millions):

			Net
	Deferred	Valuation	Deferred
	Tax Asset	Allowance	Tax Asset

Balance at December 31, 2009	$129.4	$82.6	$46.8
U.S. increase/(decrease)	(0.8)	(0.8)	—
Foreign increase/(decrease)	1.9	3.0	(1.1)

Balance at March 31, 2010	$130.5	$84.8	$45.7

The $130.5 million in deferred tax assets consists of $42.5 million related to net operating losses and other temporary differences, $57.3 million related to foreign tax credits and $30.7 million in foreign deferred tax assets. At March 31, 2010, U.S. deferred tax assets related to net operating losses and other temporary differences were reduced by a valuation allowance of $99.8 million, which reflects a decrease of $0.8 million during the period. The net operating loss carry forward at March 31, 2010 was $68.3 million compared to $106.3 million at June 30, 2009. This reduction in our net operating loss is a result of the anticipated utilization of $38.0 million of our net operating loss to partially offset the U.S. tax resulting from the deemed dividend caused by the sale of a portion of the shares of our indirect wholly-owned U.K. subsidiary to our indirect wholly-owned Canadian subsidiary. We believe that our ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, or the Code, because of changes of ownership resulting from our June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under the Code. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $57.3 million. This represents an increase of $11.8 million for the nine months ended March 31, 2010 related to the deemed dividend discussed above. This entire increase was recorded during the three month period ended December 31, 2009. Additionally, we maintain foreign deferred tax assets in the amount of $30.7 million. Our Canadian affiliate during fiscal 2006 had previously recorded a deferred tax asset and corresponding valuation allowance related to an unrealized foreign currency loss sustained in connection with the hedge of our term loan. In the quarter ended March 31, 2010, this valuation allowance was reversed providing a $1.4 million tax benefit in connection with the realization of a capital gain related to the repayment of a majority of our term debt in December, 2009.

As described in Note 1 to our interim unaudited consolidated financial statements for the period ended March 31, 2010, we restated our historical financial statements in connection with the adoption of ASC 470-20 (formerly FSP APB 14-1). The adoption of this standard required us to establish an initial deferred tax liability related to our 2027 notes and 2028 notes, which represents the tax effect of the book/tax basis difference created at adoption. The deferred tax liability will reverse as the 2027 notes and 2028 notes discount accretes to zero over the expected life of the 2027 notes and 2028 notes. The deferred tax liability associated with the 2027 notes and 2028 notes serves as a source of recovery of our deferred tax assets, and therefore the restatement also required the reduction of the previously recorded valuation allowance on the deferred tax asset. Because we historically have recorded and continue to record a valuation allowance on the tax benefits associated with our U.S. subsidiary losses, the reversal of the deferred tax liability associated with the 2027 notes and 2028 notes, which is recorded as a benefit in the deferred income tax provision, is offset by an increase in the valuation allowance. At March 31, 2010, the deferred tax liability associated with the 2027 notes and 2028 notes was $15.2 million. For purposes of balance sheet presentation, the deferred tax liability related to the 2027 notes and 2028 notes have been netted against our deferred tax asset. Additional deferred tax liabilities of $22.8 million, related principally to the amortization of goodwill, result in a net overall deferred tax asset of $7.9 million at March 31, 2010.

At June 30, 2009, we had unrecognized tax benefit reserves related to uncertain tax positions of $7.8 million, primarily related to transfer pricing matters which, if recognized, would decrease the effective tax rate. At March 31, 2010, we had $9.9 million of unrecognized tax benefits primarily related to transfer pricing matters, which if recognized, would decrease our effective tax rate.

The tax years ending June 30, 2005 through 2009 remain open to examination by the taxing authorities in the United States, United Kingdom and Canada.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2010, we had approximately $0.8 million of accrued interest related to uncertain tax positions which represents a minimal increase during the three months ended March 31, 2010. The provision for unrecognized tax benefits including accrued interest is included in income taxes payable.

Nine Months Ended March 31, 2010 Compared to Nine Months Ended March 31, 2009

Revenues

Total revenues for the nine months ended March 31, 2010 increased $48.5 million, or 12.0%, as compared to the nine months ended March 31, 2009. The impact of foreign currency accounted for $16.0 million of the increase and the impact of new stores and acquisitions contributed $42.8 million of the increase. On a constant currency basis and excluding the impacts of new stores and acquisitions, total revenues decreased by $10.3 million or 2.6%. The decrease was the result of a $22.7 million decrease in the U.S. revenues primarily resulting from the closure of 60 under-performing store locations during the fourth quarter of fiscal 2009.

Relative to our products, consolidated check cashing revenue decreased $13.8 million, or 10.9%, for the nine months ended March 31, 2010 compared to the same period in the prior year. There was an increase of approximately $3.4 million related to foreign exchange rates and increases from new stores and acquisitions of $1.9 million. The remaining check cashing revenues were down $19.1 million, or 15.0%, for the current nine month period. Check cashing revenues from our U.S. business segment decreased 18.9%, again heavily influenced by the closure of under-performing stores during fiscal 2009 and the economic downturn. On a constant dollar basis and excluding the impacts of new stores and acquisitions, the Canadian business declined 8.0% and the U.K. business was down 21.0% for the nine months ended March 31, 2010 as compared to the same period in the prior year. On a consolidated constant currency basis, the face amount of the average check cashed decreased 0.8% to $489 for the nine months ended March 31, 2010 compared to $493 for the prior year period while the average fee per check cashed increased by 4.2% to $18.61. There was also a decline of 17.0% in the number of checks cashed for the nine months ended March 31, 2010 as compared to the nine months ended March 31, 2009, down from 7.1 million in the prior year to 5.9 million in the current year.

Consolidated fees from consumer lending were $238.3 million for the nine months ended March 31, 2010 compared to $203.3 million for the year earlier period, an increase of $35.0 million or 17.2%. The impact of foreign currency fluctuations accounted for an increase of approximately $8.5 million and the impact of new stores and acquisitions was an increase of $26.3 million. On a constant dollar basis and excluding the impacts of new stores and acquisitions, consumer lending revenues increased by approximately $0.2 million. The U.S. consumer lending revenues were down approximately $11.9 million while both the Canadian and U.K.’s consumer lending revenues were up by $7.5 million and $4.6 million, respectively (on a constant dollar basis and excluding the impacts of new stores and acquisitions). Poland’s consumer lending revenues for the nine months ended March 31, 2010 were approximately $5.1 million.

Pawn service fees were $13.3 million for the nine ended March 31, 2010, representing an increase of $2.8 million, or 27.1%, compared to prior year period. The impact of foreign currency fluctuations accounted for a nominal increase and increases of approximately $1.5 million related to the impact from new stores and acquisitions. The remaining increase of $1.3 million, or 12.9%, is primarily due managements’ increased emphasis on promoting and growing the U.K. pawn business.

For the nine months ended March 31, 2010, money transfer fees, franchise fees and all other revenues increased by $24.5 million in reported amounts. On a constant dollar basis and excluding the impacts of new stores and acquisitions, these revenues increased by $7.2 million or 11.6% for the nine months ended March 31, 2010 as compared to the year earlier period. The increase came principally in the U.K. business and was due to the success of the foreign exchange product, the debit card business and scrap gold sales in both the United Kingdom and Canada.

Operating Expense Analysis

	Nine Months Ended March 31,
			(Percentage of
			Total Revenue)
	2009	2010	2009	2010
	($ in thousands)

Salaries and benefits	$111,507	$114,341	27.6%	25.3%
Provision for loan losses	40,392	34,578	10.0%	7.7%
Occupancy	31,503	32,659	7.8%	7.2%
Depreciation	9,819	10,869	2.4%	2.4%
Returned checks, net and cash shortages	13,228	7,182	3.3%	1.6%
Maintenance and repairs	9,068	8,792	2.2%	1.9%
Advertising	6,659	11,998	1.7%	2.7%
Bank Charges and armored carrier expenses	9,937	10,400	2.5%	2.3%
Other	32,621	40,612	8.1%	9.0%

Total operating expenses	$264,734	$271,431	65.6%	60.1%

Operating expenses were $271.4 million for the nine months ended March 31, 2010 compared to $264.7 million for the nine months ended March 31, 2009, an increase of $6.7 million or 2.5%. The impact of foreign currency accounted for an increase of $8.6 million. There was an increase in operating expenses related to new stores and acquisitions of approximately $30.8 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, operating expenses decreased by $32.7 million. For the current year cumulative period, total operating expenses decreased to 60.1% of total revenue compared to 65.6% of total revenue for the same period in the prior year. After adjusting for constant currency reporting, the percentage of total operating expenses as compared to total revenue was 59.0%.

Relative to our business units, after excluding the impacts of foreign currency and acquisitions, operating expenses decreased in the United States, Canada and the United Kingdom by $26.0 million, $3.2 million and $3.5 million, respectively. These decreases were a result of a focus on cost reductions in addition to the closure of approximately 60 United States stores during the fourth quarter of fiscal 2009.

Corporate and Other Expense Analysis

	Nine Months Ended March 31,
			(Percentage of
			Total Revenue)
	2009	2010	2009	2010
	($ in thousands)

Corporate expenses	$52,566	$65,368	13.0%	14.5%
Other depreciation and amortization	2,903	4,652	0.7%	1.0%
Interest expense, net	32,560	46,412	8.1%	10.3%
Loss on extinguishment of debt	—	9,531	—%	2.1%
Unrealized foreign exchange gain	—	(11,769)	—%	(2.6)%
Loss on derivatives not designated as hedges	—	21,909	—%	4.8%
Provision for litigation settlements	554	27,894	0.1%	6.2%
Loss on store closings	6,137	3,157	1.5%	0.7%
Other (income) expense	(6,546)	1,685	(1.6)%	0.4%
Income tax provision (benefit)	23,970	11,538	5.9%	2.6%

Corporate Expenses

Corporate expenses were $65.4 million for the nine months ended March 31, 2010 compared to $52.6 million for the same period in the prior year, or an increase of $12.8 million. On a constant currency basis, corporate expenses increased by approximately $11.6 million reflecting an increased investment in our infrastructure to support global store, product and platform expansion plans as well our investment in our global business development team which is focused on acquisition strategies and execution.

Other Depreciation and Amortization

Other depreciation and amortization was $4.7 million for the nine months ended March 31, 2010 compared to $2.9 million for the same period in the prior year. The increase of $1.6 million is primarily related to DFS’ amortization of identifiable intangible assets.

Extinguishment of Debt and Loss on Derivatives Not Designated as Hedges

In connection with our refinancing activities during the nine months ended March 31, 2010, certain non-recurring expenses have been reported in the current period’s results. There were $9.5 million of expenses related to the repayment of our term loan debt and the exchange of $120.0 million and repurchase of $35.2 million of our 2027 notes that have been reported as “Extinguishment of Debt”. Of that amount, approximately $5.8 million related to the write-off of pre-existing deferred term debt costs that were being amortized over the life of the term debt. The other primary element of this expense was a $3.9 million non-cash charge related to our U.K. cross-currency interest rate swaps that had been terminated in May 2009. As a result of the significant prepayment of the term loan prepayment, the net loss related to the discontinued cash flow hedge that was included in other comprehensive income was reclassified to the income statement.

Interest Expense

Interest expense, net was $46.4 million for the nine months ended March 31, 2010 compared to $32.6 million for the same period in the prior year. Interest related to the notes accounted for $9.3 million of the increase, net of a decrease in interest expense associated with our prepayment of substantially all of our U.K. and Canadian term debt on December 23, 2009. In addition, interest expense associated with our revolving credit facility and the reduction in the amount of interest income earned by us accounted for $1.6 million of the net increase.

Non-cash interest accounted for $2.8 million of the overall increase. This increase is comprised of $0.3 million related to our convertible debt as a result of the retroactive adoption on July 1, 2009 of ASC 470-20 (formally FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled Upon Conversion (Including Partial Cash Settlement). The balance of the increase in non-cash interest relates to the amortization of accumulated charges related to the discontinuance of hedge accounting for our cross currency interest rate swaps.

Subsequent to the prepayment of the majority of our Canadian term debt on December 23, 2009, with the proceeds from the offering of the notes completed in December 2009, we discontinued hedge accounting on these cross-currency swaps. In accordance with the Derivatives and Hedging Topic of the FASB Codification, we were required to continue to report the net loss related to the discontinued cash flow hedge in other comprehensive income included in shareholders’ equity and subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. This resulted in a $1.7 million non-cash interest charge for the nine months ended March 31, 2010. Due to the issuance of the notes by our Canadian subsidiary, we will continue to reclassify such amounts into earnings over the remaining original term of the derivative.

Subsequent to the early settlement in May 2009 of our two cross-currency interest rate swaps hedging variable-rate borrowings at our foreign subsidiary in the United Kingdom, we discontinued hedge accounting on these cross-currency swaps. In accordance with the Derivatives and Hedging Topic of the FASB Codification, we were required to continue to report the net loss related to the discontinued cash flow hedge in other comprehensive income included in shareholders’ equity and subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. This resulted in a $0.7 million non-cash interest charge for the nine months ended March 31, 2010. As a result of the prepayment of substantially all of our U.K. term debt on December 23, 2009, we reclassified primarily all of our U.K. business remaining net loss from other comprehensive income into earnings during the prior fiscal quarter ended December 31, 2009, resulting in a charge of $3.9 million which was included in Loss on Extinguishment of Debt.

Unrealized Foreign Exchange Gain

Unrealized foreign exchange gain of $11.8 million for the nine months ended March 31, 2010 is due primarily to the unrealized foreign exchange gain associated with our issuance of the notes. The notes, which are denominated in U.S. Dollars, have been issued by our indirectly wholly-owned Canadian subsidiary. As such, the impact of all prospective changes in the exchange rate between the U.S. Dollar and the Canadian Dollar will be reflected in our earnings as “unrealized foreign exchange gains and losses”.

Loss on derivatives not designated as hedges

Loss on derivatives not designated as hedges was $21.9 million for the nine months ended March 31, 2010 related to the change in fair value and the net additional cash payments to the swap counter parties associated with our cross-currency interest rate swaps in Canada related to the legacy term loans. The change in fair value related to both the changes in market interest and foreign exchange rates and amendments that were made to the swap agreements required in connection with the debt offerings completed during fiscal 2010.

Provision for Litigation Settlements

Provision for litigation settlements during the nine months ended March 31, 2010 was $27.9 million, primarily related to the pending settlements of the class actions pending against us in British Columbia, Nova Scotia, Newfoundland and New Brunswick and for the potential settlement of other pending Canadian class action proceedings.

Loss on Store Closings

During the nine months ended March 31, 2010, we recorded additional expense related to store closings during fiscal 2009 of approximately $0.5 million. This additional expense was related to adjustment assumptions related to sub-lease potential of some of the locations and the closure of other non-performing U.S. store locations. We also incurred additional expenses of approximately $1.9 million for current period store closures. Lastly, we incurred approximately $0.7 million of expense in relation to the buy-out of certain “We the People” franchises.

Income Tax Provision

The provision for income taxes was $11.5 million for the nine months ended March 31, 2010 compared to a provision of $24.0 million for the nine months ended March 31, 2009. Our effective tax rate was 99.2% for the nine months ended March 31, 2010 and was 47.5% for the nine months ended March 31, 2009. The increase in the effective tax rate for the nine months ended March 31, 2010 as compared to the prior year was primarily a result of higher pre-tax U.S. losses due to a legal settlement provision. Currently we do not receive a tax benefit for our U.S. pre-tax losses. In addition, the legal settlement provision recorded in Canada had the result of lowering the mix of pre-tax earnings to which that business unit contributed. The effective tax rate for the nine months ended March 31, 2009 was reduced as a result of the impact of a favorable settlement granted in a competent authority tax proceeding between the United States and Canadian tax authorities related to transfer pricing matters for years 2000 through 2003 combined with an adjustment to our reserve for uncertain tax benefits related to years for which a settlement has not yet been received. The impact to the nine months ended March 31, 2009 provision for income taxes related to these two items was a tax benefit of $3.5 million. Our effective tax rate differs from the federal statutory rate of 35% due to foreign taxes, permanent differences and a valuation allowance on U.S. and foreign deferred tax assets and the aforementioned changes to our reserve for uncertain tax positions. Prior to the global debt restructuring in our fiscal year ended June 30, 2007, interest expense in the U.S. resulted in U.S. tax losses, thus generating deferred tax assets. At March 31, 2010, we maintained deferred tax assets of $130.5 million which is offset by a valuation allowance of $84.8 million which represents an increase of $5.0 million in the period. The change for the period in our deferred tax assets and valuation allowances is presented in the table below and more fully described in the paragraphs that follow.

Change in Deferred Tax Assets and Valuation Allowances (in millions):

			Net
	Deferred	Valuation	Deferred
	Tax Asset	Allowance	Tax Asset

Balance at June 30, 2009	$130.4	$89.8	$40.6
U.S. increase/(decrease)	(2.2)	(2.2)	—
Foreign increase/(decrease)	2.3	(2.8)	5.1

Balance at March 31, 2010	$130.5	$84.8	$45.7

The $130.5 million in deferred tax assets consists of $42.5 million related to net operating losses and other temporary differences, $57.3 million related to foreign tax credits and $30.7 million in foreign deferred tax assets. At March 31, 2010, U.S. deferred tax assets related to net operating losses and other temporary differences were reduced by a valuation allowance of $99.8 million, which reflects a decrease of $2.2 million during the period. The net operating loss carry forward at March 31, 2010 was $68.3 million compared to $106.3 million at June 30, 2009. This reduction in our net operating loss is a result of the anticipated utilization of $38.0 million of our net operating loss to partially offset the U.S. tax resulting from the deemed dividend caused by the sale of a portion of the shares of our indirect wholly-owned U.K. subsidiary to our indirect wholly-owned Canadian subsidiary. We believe that our ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Code because of changes of ownership resulting from our June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under the Code. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $57.3 million. This represents an increase of $11.8 million for the period related to the deemed dividend discussed above. Additionally, we maintain foreign deferred tax assets in the amount of $30.7 million. Our Canadian affiliate during fiscal 2006 had previously recorded a deferred tax asset and corresponding valuation allowance related to an unrealized foreign currency loss sustained in connection with the hedge of our term loan. During the nine months ended March 31, 2010, this valuation allowance was reversed providing a $1.4 million tax benefit in connection with the realization of a capital gain related to the repayment of a majority of our term debt in December, 2009.

As described in Note 1 to our interim unaudited consolidated financial statements for the period ended March 31, 2010, we restated our historical financial statements in connection with the adoption of ASC 470-20 (formerly FSP APB 14-1). The adoption of this standard required us to establish an initial deferred tax liability related to our 2027 notes and 2028 notes, which represents the tax effect of the book/tax basis difference created at adoption. The deferred tax liability will reverse as the Notes discount accretes to zero over the expected life of the 2027 notes and 2028 notes. The deferred tax liability associated with the 2027 notes and 2028 notes serves as a source of recovery of our deferred tax assets, and therefore the restatement also required the reduction of the previously recorded valuation allowance on the deferred tax asset. Because we historically have recorded and continue to record a valuation allowance on the tax benefits associated with our U.S. subsidiary losses, the reversal of the deferred tax liability associated with the 2027 notes and 2028 notes, which is recorded as a benefit in the deferred income tax provision, is offset by an increase in the valuation allowance. At March 31, 2010, the deferred tax liability associated with the 2027 notes and 2028 notes was $15.2 million. For purposes of balance sheet presentation, the deferred tax liability related to the 2027 notes and 2028 notes has been netted against our deferred tax asset. Additional deferred tax liabilities of $22.8 million, related principally to the amortization of goodwill, result in a net overall deferred tax asset of $7.9 million at March 31, 2010.

At June 30, 2009, we had unrecognized tax benefit reserves related to uncertain tax positions of $7.8 million, primarily related to transfer pricing matters which, if recognized, would decrease the effective tax rate. At March 31, 2010, we had $9.9 million of unrecognized tax benefits primarily related to transfer pricing matters, which if recognized, would decrease our effective tax rate.

The tax years ending June 30, 2005 through 2009 remain open to examination by the taxing authorities in the United States, United Kingdom and Canada.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2010, we had approximately $0.8 million of accrued interest related to uncertain tax positions which represents a minimal increase during the nine months ended March 31, 2010. The provision for unrecognized tax benefits including accrued interest is included in income taxes payable.

Fiscal 2009 Compared to Fiscal 2008

Revenues

Total revenues for the year ended June 30, 2009 decreased $44.3 million, or 7.7% as compared to the year ended June 30, 2008. The impact of foreign currency accounted for a decrease of approximately $67.2 million which was offset by new store openings and acquisitions of approximately $36.3 million. On a constant currency basis and after eliminating the impact of new stores and acquisitions, total revenues decreased by $13.4 million or 2.3%.

Relative to our products, consolidated check cashing revenue decreased $32.0 million or 16.3% for the year ended June 30, 2009 compared to the same period in the prior year. There was a decrease of $19.0 million related to foreign exchange rates and increases from new stores and acquisitions of $10.5 million. The remaining check cashing revenues were down $23.5 million or 11.9% for the current year. Eliminating the impacts of foreign exchange rates and new stores and acquisitions, check cashing revenues from our U.S. business segment decreased 14.1%, while the Canadian business declined 6.9% over the previous year’s period. Similarly, check cashing fees in the United Kingdom decreased 17.0% over the prior year’s period. On a consolidated constant currency basis, the face amount of the average check cashed increased 0.5% to $534 for the year ended June 30, 2009 compared to $531 for the prior year period while the average fee per check cashed remained consistent at approximately $19.85. During fiscal 2009, global check counts declined by approximately 6.6%.

Consolidated fees from consumer lending were $275.3 million for the year ended June 30, 2009 compared to $292.5 million for the year earlier period which is a decrease of $17.2 million or 5.9%. The impact of foreign currency fluctuations accounted for a decrease of approximately $35.3 million that was partially offset by new stores and acquisitions of $17.4 million. The remaining increase of $0.7 million was primarily provided by our operations in the United Kingdom which increased by 33.3% offset in part by both the U.S. and Canadian consumer lending businesses, which decreased by 12.4% and 7.6%, respectively. The increase in the United Kingdom is in part related to the strong growth in that country’s pawn lending business.

For the year ended June 30, 2009, money transfer fees decreased in reported amounts by $0.7 million, when adjusted for currency and excluding the impact from new stores and acquisitions, increased by $1.1 million or 4.1% for the year ended June 30, 2009 as compared to the year earlier period. On a constant currency basis and excluding the impact from new stores and acquisitions, other revenue, increased by $8.3 million, or 15.0% in the current fiscal year, principally due to the success of the foreign exchange product, the debit card business, gold sales and other ancillary products.

Operating Expenses Analysis

	Year Ended June 30,
			(Percentage of
			Total Revenue)
	2008	2009	2008	2009
	($ in thousands)

Salaries and benefits	$159,363	$145,716	27.9%	27.6%
Provision for loan losses	58,458	52,136	10.2%	9.9%
Occupancy	43,018	41,812	7.5%	7.9%
Depreciation	13,663	13,075	2.4%	2.5%
Returned checks, net and cash shortages	20,360	16,021	3.6%	3.0%
Telephone and communications	7,185	7,504	1.3%	1.5%
Advertising	9,398	8,359	1.6%	1.6%
Bank Charges and armored carrier expenses	13,494	13,357	2.3%	2.5%
Other	48,015	48,069	8.4%	9.1%

Total store and regional expenses	$372,954	$346,049	65.2%	65.6%

Store and regional expenses were $346.0 million for the year ended June 30, 2009 compared to $373.0 million for the year ended June 30, 2008, a decrease of $26.9 million or 7.2%. The impact of foreign currency accounted for a decrease of approximately $38.7 million which was partially offset by the impact associated with the two acquisitions during the first half of fiscal 2008 of approximately $16.1 million. On a constant currency basis and after eliminating the impact of new stores and acquisitions, store and regional expenses decreased by $4.3 million. For the current year cumulative period, total store and regional expenses increased to 65.6% of total revenue compared to 65.2% of total revenue for the year earlier period. After adjusting for constant currency reporting and eliminating the impact of new stores and acquisitions, the percentage of total store and regional expenses as compared to total revenue increased from the reported amount of 65.6% to 66.0% for fiscal 2009.

Relative to our business units, after excluding the impacts of foreign currency and acquisitions, U.S. store and regional expenses decreased by $20.5 million and Canada’s expenses remained relatively flat. The results in the United States and Canada are consistent with the closure of approximately 70 U.S. and Canadian stores that was announced earlier in the current fiscal year. In addition, there were an additional 60 U.S. stores that were closed during June 2009. The adjusted store and regional expenses in the United Kingdom were up approximately $16.0 million for the year ended June 30, 2009 as compared to the prior year. The U.K. increase was primarily attributable to the categories of salary and benefits, occupancy, loan loss provision, depreciation and advertising which are all commensurate with growth in that country.

Corporate and Other Expense Analysis

	Year Ended June 30,
			(Percentage of
			Total Revenue)
	2008	2009	2008	2009
	($ in thousands)

Corporate expenses	$70,859	$68,217	12.4%	12.9%
Other depreciation and amortization	3,902	3,827	0.7%	0.7%
Interest expense, net	44,378	43,697	7.8%	8.3%
Unrealized foreign exchange gain	—	(5,499)	—%	(1.0)%
Provision for litigation settlements	345	57,920	0.1%	11.0%
Loss on store closings	993	10,340	0.2%	2.0%
Other (income) expense	(626)	(4,898)	(0.2)%	(0.9)%
Income tax provision	36,015	15,023	6.3%	2.8%

Corporate Expenses

Corporate expenses were $68.2 million for fiscal 2009 compared to $70.9 million for fiscal 2008, a decrease of $2.7 million or 3.8%. On a constant currency basis, corporate expenses increased by approximately $2.7 million. The increase is primarily due to increased regulatory and lobbying costs, increased investment in global management capabilities, additional investment in infrastructure to support our global de novo store growth, acquisitions strategy and management and integration of recent acquisitions.

Other Depreciation and Amortization

Other depreciation and amortization expenses remained relatively unchanged and were $3.8 million for fiscal 2009 and $3.9 million for fiscal 2008.

Provision for (Proceeds from) Legal Settlements

Provisions for legal settlement were $57.9 million for the current fiscal year compared to $0.3 million in the year earlier period. The increase was almost solely driven as a result of a fourth quarter charge of $57.4 million by our Canadian subsidiary, Money Mart, on account of the pending Ontario class action settlement and for the potential settlement of certain of the similar class action proceedings pending in other Canadian provinces.

Loss on Store Closings

The Company recognized loss on store closing expense of $10.3 million for the year ended June 30, 2009 as compared to the year earlier period amount of $1.0 million. Of the current year amount, $7.2 million was recognized in the United States, $3.0 million in Canada and $0.2 million in the United Kingdom. These expenses were related to the Company’s efforts to eliminate under-performing locations as well as eliminating locations in states with uncertain or less favorable regulation or are located in areas/states where the Company has only a few locations resulting in an inefficient and more costly infrastructure.

Unrealized Foreign Exchange Gain

In May 2009, we executed an early settlement of its U.K. cross currency interest rate swaps that had been in place since December, 2006. These cross currency interest rate swaps had the impact of synthetically converting the foreign denominated debt into the local currency of the United Kingdom at a fixed rate of interest. As a result of that early settlement, the foreign currency impacts associated with the bank debt outstanding in both U.S. Dollars and Euros on the U.K.’s balance sheet is now recorded through our income statement — resulting in gain of $5.5 million for the year ended June 30, 2009.

Interest Expense

Interest expense was $43.7 million for the year ended June 30, 2009 compared to $44.4 million for the preceding year. On June 27, 2007, we issued $200.0 million aggregate principal amount of the Convertible Notes in a private offering for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The proceeds from the Convertible Notes were initially invested until approximately $131.4 million was utilized during fiscal 2008 for the American Payday Loans and The Check Cashing Store acquisitions. For the year ended June 30, 2009, there was an increase in net interest expense of approximately $3.0 million resulting from a decrease of interest income related to the lower amount of short-term invested cash due to the aforementioned fiscal 2008 acquisitions, as compared to the prior year. This was offset by a decrease of approximately $4.5 million in interest expense resulting primarily from the impact of foreign currency translation of interest expense in our Canadian and U.K. operations. With the early settlement of the U.K.’s cross-currency interest rate swaps that were executed during the fourth quarter of this fiscal year, the interest rate for our U.K. debt will now be recorded at the variable interest rates provided for in the credit agreement.

Income Tax Provision

The provision for income taxes was $15.0 million for fiscal 2009 compared to a provision of $36.0 million for fiscal 2008. Our effective tax rate for fiscal 2009 is 183.2% which is a combination of an effective rate of 106.4% on continuing operations and other one-time charges reduced by the impact of a favorable settlement granted in a competent authority tax proceeding between the United States and Canadian tax authorities related to transfers pricing matters for years 2000 through 2003, the import of the convertible debt discount and an adjustment to our reserve for uncertain tax benefits related to years for which a settlement has not yet been received. The impact to our fiscal 2009 provision for income taxes related to these two items was $2.9 million. Our effective tax rate differs from the statutory rate of 35% due to foreign taxes, permanent differences and a valuation allowance on U.S. and foreign deferred tax assets and the aforementioned changes to our reserve for uncertain tax positions. The principal reason for the significant difference in the effective tax rate between periods was the $57.4 million charge to earnings in connection with the pending Ontario settlement and for the potential settlement of certain of the similar class action proceedings pending in other Canadian provinces. This charge caused a significant reduction in pre-tax income resulting in a material difference in the effective tax rate on continuing operations for fiscal 2009. Without the provision for legal settlements, the impact of the convertible debt discount and Competent Authority settlement the effective tax rate for fiscal 2009 would have been 48.6%.

The Company believes that its ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which we refer to as the Code, because of changes of ownership resulting from our June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under the Code. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $45.6 million. Additionally, we maintain foreign deferred tax assets in the amount of $28.4 million. Of this amount $1.3 million was recorded by our Canadian affiliate during fiscal 2007 related to a foreign currency loss sustained in connection with the hedge of its term loan. This deferred tax asset was offset by a full valuation allowance of $1.3 million since the foreign currency loss is capital in nature and at this time we have not identified any potential for capital gains against which to offset the loss.

We adopted the provisions of FIN 48 on July 1, 2007. The implementation of FIN 48 did not result in any adjustment in our liability for unrecognized income tax benefits. At June 30, 2009 we had $7.8 million of unrecognized tax benefits, primarily related to transfer pricing matters, which if recognized, would affect our effective tax rate. The reduction from the June 30, 2008 balance of $9.9 million was principally caused by the impact of the favorable competent authority ruling received from the Canadian taxing authorities during the current fiscal year.

The tax years ending June 30, 2005 through 2008 remain open to examination by the taxing authorities in the United States, United Kingdom and Canada.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2009, we had approximately $0.5 million of accrued interest related to uncertain tax positions which remained materially unchanged from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

Discussion and analysis for each geographic segment

Three and Nine Months Ended March 31, 2010 Compared to Three Months and Nine Months Ended March 31, 2009

The following table presents each reportable segment’s revenue and store and regional margin results:

	Three Months Ended March 31,				Nine Months Ended March 31,
			Percent/				Percent/
			Margin				Margin
	2009	2010	Change		2009	2010	Change
	($ in thousands)				($ in thousands)

Revenue:
United States(1)	$38,673	$35,217	(8.9)%		$121,911	$104,701	(14.1)%
Operating margin	19.7%	25.0%	5.3	pts	13.7%	19.3%	5.6	pts
Dealers’ Financial Services	$—	$6,893	100.0%		$—	$7,514	100.0%
Operating margin	—%	64.6%	64.6	pts	—%	64.4%	64.4	pts
Canada	$51,942	$71,020	36.7%		$180,414	$204,329	13.3%
Operating margin	42.2%	46.7%	4.5	pts	45.1%	48.5%	3.4	pts
United Kingdom	$27,549	$44,218	60.5%		$101,088	$135,353	33.9%
Operating margin	40.0%	39.7%	(0.3	)pts	40.2%	41.5%	1.3	pts

Total Revenue	$118,164	$157,348	33.2%		$403,413	$451,897	12.0%

Operating margin	$40,595	$63,960	57.6%		$138,679	$180,466	30.1%
Operating margin percent	34.4%	40.6%	6.2	pts	34.4%	39.9%	5.5	pts

The following table presents each reportable segment’s revenue as a percentage of total segment revenue and each reportable segment’s pre-tax income as a percentage of total segment pre-tax income:

	Three Months Ended March 31,				Nine Months Ended March 31,
			Pre-Tax				Pre-Tax
	Revenue		Income/(Loss)		Revenue		Income/(Loss)
	2009	2010	2009	2010	2009	2010	2009	2010

United States(1)	32.7%	22.4%	(18.4)%	65.4%	30.2%	23.2%	(41.2)%	(193.2)%
Dealers’ Financial Services	—%	4.4%	—%	(21.0)%	—%	1.7%	—%	28.4%
Canada	44.0%	45.1%	72.8%	132.5%	44.7%	45.1%	94.7%	87.8%
United Kingdom	23.3%	28.1%	45.6%	(76.9)%	25.1%	30.0%	46.5%	177.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	For the three and nine months ended March 31, 2010 the results for Poland is included with the United States results.

Three Months Ended March 31, 2010 compared to Three Months Ended March 31, 2009

United States

Total U.S. revenues (excluding Poland) were $33.1 million for the three months ended March 31, 2010 compared to $38.7 million for the three months ended March 31, 2009, a decrease of 14.3%. We closed 60 under-performing U.S. stores during the fourth quarter of fiscal year 2009 and significantly reduced the related field management and store support functions. The closure of these locations was the primary factor in the period-over-period decrease, along with the effects of the economic downturn. From a product perspective, this decline is primarily related to decreases of $1.9 million and $2.9 million in check cashing and consumer lending revenue, respectively. The decrease in check cashing revenue is related to decreases in both the number of checks as well as the face amount of checks that were presented in the U.S. The number of checks decreased year over year by approximately 169,000 and with a corresponding decrease in face value of approximately $83 million related to the aforementioned closure of 60 U.S. stores during the fourth quarter of fiscal 2009 and the economic downturn. The face amount of the average check increased by 2.2% and the average fee decreased from $17.13 to $16.12.

The continued high rate of unemployment through all sectors of the U.S. economy also negatively impacts consumer lending volumes. Despite the signs of economic improvement, we have continued to take a more cautious approach to lending in all of our segments, including the United States. U.S. funded loan originations decreased 14.5% or $18.9 million in the current year’s period as compared to the year earlier period primarily due to the closure of 60 stores in the fourth quarter of fiscal 2009. Included with the U.S. results, is approximately $2.1 million of revenues related to the Company’s operations in Poland.

Operating margins in the United States (excluding Poland’s results) increased to 26.6% for the three months ended March 31, 2010 compared to 19.7% for the same period in the prior year. The U.S. operating margins are significantly lower than the other segments. The primary drivers for this disparity are greater competition in the United States, which affects revenue per store, higher U.S. salary costs, somewhat higher occupancy costs and marginally higher loan loss provisions. As a result of the lower U.S. margins, management closed 114 underperforming stores during fiscal 2009. Our U.S. strategy of closing unprofitable locations and focusing on states with more favorable and stable regulatory environments has shown positive results. Even with significantly lower U.S. revenues, the operating margins in this segment of the business increased by $1.2 million for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009, or an increase of 15.8%.

The U.S. pre-tax loss (excluding Poland) was $9.2 million for the three months ended March 31, 2010 compared to a pre-tax loss of $2.6 million for the same period in the prior year. The increase in the pre-tax loss of $6.7 million is the net result of increased corporate expenses of $1.4 million, increase in litigation settlement expenses of $4.2 million, $1.2 million of expenses related to store closures, acquisition related expenses of $1.3 million offset in part by improved operating margins of $1.2 million.

Dealers’ Financial Services (DFS)

We acquired this entity on December 23, 2009. DFS provides fee based services to enlisted military personnel seeking to purchase new and used vehicles. DFS’s revenue comes from fees that are paid by a third-party national bank and fees from the sale of ancillary products such as service contracts and guaranteed asset protection (GAP insurance). DFS operates through an established network of arrangements with approximately 600 new and used car dealerships (both franchised and independent), according to underwriting protocols specified by the third-party national bank. DFS’ operating expenses consist primarily of compensation/benefits, amortization of its identifiable intangible assets, professional service fees and field management expenses. Since the DFS business model is based on receiving fees for services, it is unlike our store-based businesses and will therefore be reported as a stand-alone segment.

Canada

Total Canadian revenues were $71.0 million for the three months ended March 31, 2010, an increase of 36.7%, or $19.1 million as compared to the year earlier period. The impact of foreign currency rates accounted for $11.7 million of this increase. On a constant dollar basis, revenues increased by $7.4 million, or 14.2%. On a constant dollar basis, check cashing revenues were down $0.4 million in Canada with the effects of higher unemployment resulting in decreases in the number of checks and the total value of checks cashed — down by 9.4% and 6.8%, respectively. The average face amount per check increased by 2.9%, while the average fee per check increased by 7.5% for the three months ended March 31, 2010 as compared to the three months ended March 31, 2009. In the consumer lending area, we continue to leverage our position as the lowest cost provider in the industry as well as its multi-product store platform, by offering products and services at prices below its competitors in an effort to enhance its share of the Canadian market. As a result, consumer lending revenues in Canada increased by 17.3% (on a constant dollar basis) for the three months ended March 31, 2010 as compared to the year earlier period. Additionally, Canada recorded approximately $5.1 million of revenue from its recently launched gold buying initiative.

Operating expenses in Canada increased $7.9 million or 26.2% from $30.0 million in the third quarter of fiscal 2009 to $37.9 million in the current year’s fiscal period. The impacts of changes in foreign currency rates resulted in an increase of $6.2 million. The remaining increase of approximately $1.6 million is consistent with our revenue growth. On a constant currency basis, provision for loan losses, as a percentage of loan revenues, has decreased by 9.2 pts from 19.0% to 9.8%. Overall Canada’s operating margin percentage has increased from 42.2% to 46.7%. The improvement in this area is the result of increased consumer lending revenues in addition to efforts to reduce costs and promote efficiencies. To date, provinces which comprise more than 90% of our Canadian company-operated store base have all announced maximum lending rates that are above our existing price structure, but generally below the pricing of many competitors. As a result, we have recently resumed our television advertising campaign in certain Canadian provinces and are beginning to witness an increase in the number of new customers conducting transactions in our Canadian stores.

The Canadian pre-tax loss was $19.4 million for the three months ended March 31, 2010 compared to pre-tax income of $10.2 million for the same period in the prior year or a decrease of $29.6 million. In addition to increased operating margins of $11.2 million and unrealized foreign exchange gain of $17.0 million, pre-tax income was negatively impacted by additional interest expense of $13.7 million, loss on derivatives not designated as hedges of $18.6 million, provision for pending litigation settlements and other pending Canadian class action proceedings of $22.4 million and increases in net corporate-related expenses of approximately $3.0 million, which is commensurate with its growth.

United Kingdom

Total U.K. revenues were $44.2 million for the three months ended March 31, 2010 compared to $27.5 million for the year earlier period, an increase of $16.7 million or 60.5%. On a constant dollar basis and excluding the impact of acquisitions, U.K. year-over-year revenues have increased by $1.7 million, or 6.1%. Consumer lending, pawn service fees and other revenues (gold scrap sales, foreign exchange products and debit cards) were up by $0.7 million, $0.8 million and $1.7 million, respectively. As in the other two business sectors, U.K. check cashing revenues were impacted by the economic slowdown and decreased by approximately $1.5 million, or 19.8% (on a constant dollar basis and excluding new stores and acquisitions).

U.K. operating expenses increased by $10.2 million, or 61.5% from $16.5 million for the three months ended March 31, 2009 as compared to $26.7 million for the current three month period. On a constant currency basis and excluding new stores and acquisitions, U.K. operating expenses decreased by $1.0 million or 6.6%. The decrease is consistent with Company’s overall cost reduction focus. There was an increase of 5.3 pts relating to the provision for loan losses as a percentage of loan revenues primarily due to the mix of lending products including the Internet-based consumer lending business acquired in April 2009. On a constant currency basis, the rate for the three months ended March 31, 2009 was 10.5% while for the current three month period, the rate increased to 15.8%. On a constant currency basis, the U.K. operating margin percentage has remained relatively consistent at 40.0% for the three months ended March 31, 2009 and the current three month period ended March 31, 2010.

The U.K. pre-tax income was $11.2 million for the three months ended March 31, 2010 compared to $6.4 million for the same period in the prior year, an increase of $4.8 million. In addition to increased operating margins of $6.5 million and a reduction of $1.4 million in interest expense, pre-tax income was negatively impacted by increased net corporate expenses of $1.3 million and unrealized foreign exchange gains of $1.3 million in the three months ended March 31, 2009. The increase in corporate expenses is commensurate with its growth.

Nine Months Ended March 31, 2010 compared to Nine Months Ended March 31, 2009

United States

Total U.S. revenues (excluding Poland) were $99.5 million for the nine months ended March 31, 2010 compared to $121.9 million for the nine months ended March 31, 2009, a decrease of $22.4 million or 18.4%. We closed 60 under-performing U.S. stores during the fourth quarter of fiscal year 2009 and significantly reduced the related field management and store support functions. The closure of these locations was the primary factor in the period-over-period decrease. From a product perspective, this decline is primarily related to decreases of $8.2 million and $11.9 million in check cashing and consumer lending revenue, respectively. The economic downturn contributed to the decrease in check cashing revenue, as there were decreases in both the number of checks as well as the face amount of checks that were presented in the U.S. The number of checks decreased year over year by approximately 631,000 and with a corresponding decrease in face value of approximately $297.0 million primarily related to the aforementioned closure of 114 U.S. stores during fiscal 2009 and the economic downturn. The face amount of the average check decreased by 0.4% and the average fee increased from $13.80 to $13.99.

The continued high rate of unemployment through all sectors of the U.S. economy negatively impacts consumer lending volumes. Despite the signs of economic improvement, we have continued to take a more cautious approach to lending in all of our segments, including the United States. U.S. funded loan originations decreased 16.5% or $76.7 million for the nine months ended March 31, 2010 as compared to the nine months ended March 31, 2009 primarily due to the closure of 60 stores in the fourth quarter of fiscal 2009. Included with the U.S. results, is approximately $5.1 million of revenues related to our operations in Poland.

Operating margins in the United States (excluding Poland’s results) increased to 20.2% for the nine months ended March 31, 2010 compared to 13.7% for the same period in the prior year. The U.S. operating margins are significantly lower than the other segments. The primary drivers for this disparity are greater competition in the United States, which effects revenue per store, higher U.S. salary costs, somewhat higher occupancy costs and marginally higher loan loss provisions. The closure of 60 underperforming stores during the fourth quarter of fiscal 2009 is consistent with the Company’s U.S. strategy of closing unprofitable locations and focusing on states with more favorable and stable regulatory environments. This action has shown positive resulting in improved year-over-year operating margins.

The U.S. pre-tax loss (excluding Poland) was $22.2 million for the nine months ended March 31, 2010 compared to a pre-tax loss of $25.8 million for the same period in the prior year. The decrease in the pre-tax loss of $3.5 million is the net result of the operating margin increase of $3.4 million, decreased net corporate expenses of $4.8 million, reduced expenses of approximately $1.0 million related to fiscal 2009 store closure expenses and reduced interest expense of $2.8 million. These positive impacts were offset by approximately $1.2 million of one-time expenses associated with our recent refinancing activities, increased provision for litigation settlements of $5.0 million and other expenses of $2.3 million.

DFS

We acquired this entity on December 23, 2009 and therefore the Company’s consolidated results for the nine months ended March 31, 2010 include ninety-eight days of DFS results. DFS provides fee based services to enlisted military personnel seeking to purchase new and used vehicles. DFS’s revenue comes from fees which are paid by a third-party national bank and fees from the sale of ancillary products such as service contracts and guaranteed asset protection (GAP insurance). DFS operates through an established network of arrangements with approximately 600 new and used car dealerships (both franchised and independent), according to underwriting protocols specified by the third-party national bank. DFS’ operating expenses are primarily compensation/benefits, amortization of its identifiable intangible assets, professional service fees and field management expenses. Since the DFS business model is based on receiving fees for services, it is unlike the our store-based businesses and will be reported as a stand-alone segment.

Canada

Total Canadian revenues were $204.3 million for the nine months ended March 31, 2010, an increase of 13.3%, or $23.9 million as compared to the nine months ended March 31, 2009. The impact of foreign currency rates accounted for $17.1 million of this increase. On a constant dollar basis, revenues increased by $6.7 million. On a constant dollar basis, check cashing revenues were down $4.1 million in Canada with the effects of higher unemployment resulting in decreases in the number of checks and the total value of checks cashed, down by 13.3% and 13.2%, respectively. The average face amount per check increased from $493.78 for the nine months ended March 31, 2009 to $494.35 for the current nine month period, while the average fee per check increased by 6.1% for the nine months ended March 31, 2010 as compared to the nine months ended March 31, 2009. Consumer lending revenues in Canada increased by 7.6% (on a constant dollar basis) for the nine months ended March 31, 2010 as compared to the year earlier period.

Operating expenses in Canada increased $6.1 million or 6.2% from $99.1 million for the nine months ended March 31, 2009 to $105.2 million for the nine months ended March 31, 2010. The impacts of changes in foreign currency rates resulted in an increase of $9.1 million. The remaining decrease of approximately $3.1 million is primarily related to decreases in salary and benefits, provision for loan losses, returned check expenses offset by increased expenses in advertising in relation to the new regulatory environment in Canada. On a constant currency basis, provision for loan losses, as a percentage of loan revenues, has decreased by 7.5 pts from 18.3% to 10.8%. Overall Canada’s operating margin percentage has increased from 45.1% for the nine months ended March 31, 2009 to 48.7% for the nine months ended March 31, 2010. The solid improvement in this area is the result of increased consumer lending revenues in addition to efforts to reduce costs and promote efficiencies. To date, provinces which comprise more than 90% of our Canadian company-operated store base have all announced maximum lending rates that are above our existing price structure, but generally below the pricing of many competitors. As a result we have resumed our television advertising campaign in certain Canadian provinces and are beginning to witness an increase in the number of new customers conducting transactions in our Canadian stores.

The Canadian pre-tax income was $10.2 million for the nine months ended March 31, 2010 compared to pre-tax income of $52.8 million for the same period in the prior year, a decrease of $42.6 million. In addition to increased operating margins of $17.8 million and foreign exchange gain of $20.1 million, pre-tax income was negatively impacted by net corporate expenses of $13.2 million, additional interest expense of $18.1 million, $3.6 million of loss on extinguishment of debt, $21.9 million non-cash valuation loss on the cross currency interest rate swaps and provision for pending litigation settlements and other pending Canadian class action proceedings of $22.4 million.

United Kingdom

Total U.K. revenues were $135.4 million for the nine months ended March 31, 2010 compared to $101.1 million for the year earlier period, an increase of $34.3 million or 33.9%. On a constant dollar basis and excluding the impact of acquisitions, U.K. year-over-year revenues have increased by $5.7 million, or 5.7%. Consumer lending, pawn service fees and other revenues (gold scrap sales, foreign exchange products and debit cards) were up by $4.6 million, $1.3 million and $6.4 million, respectively. As in the other two business sectors, U.K. check cashing revenues was impacted by the recession and decreased by approximately $6.6 million, or 21.0% (also on a constant dollar basis and excluding new stores and acquisitions).

U.K. operating expenses increased by $18.7 million, or 31.0% from $60.4 million for the nine months ended March 31, 2009 as compared to $79.1 million for the current nine month period. On a constant currency basis and excluding new stores and acquisitions, U.K. operating expenses decreased by $3.5 million or 5.8%. The decrease is consistent with our overall cost reduction focus. There was an increase of 4.2 pts relating to the provision for loan losses as a percentage of loan revenues primarily due to the mix of lending products including the Internet-based lending business acquired in April 2009. On a constant currency basis, the rate for the nine months ended March 31, 2009 was 12.5% while for the current nine month period, the rate increased to 16.7%. On a constant currency basis, U.K. store and regional margin percentage has improved from 40.2% for the nine months ended March 31, 2009 to 41.6% for the current three month period ended March 31, 2010 due to the strong revenue growth offset in part with a marginal increase in costs.

The U.K. pre-tax income was $20.6 million for the nine months ended March 31, 2010 compared to $23.5 million for the same period in the prior year, a decrease of $2.9 million. In addition to increased operating margins of $15.6 million and a reduction in interest expense of $1.9 million, pre-tax income was negatively impacted by expenses related to our recent refinancing efforts of $4.7 million, increased net corporate expenses of $4.4 million and unrealized foreign exchange losses of $11.0 million.

Fiscal 2009 Compared to Fiscal 2008

The following table presents each reportable segment’s revenue and store and regional margin results:

			Percent/
	Year Ended June 30		Margin
	2008	2009	Change
	($ in thousands)

Revenue:
United States	$153,731	$154,858	0.7%
Store and regional margin	10.1%	13.7%	3.6	pts.
Canada	279,491	236,267	(15.5)%
Store and regional margin	45.9%	44.1%	(1.8	)pts.
United Kingdom	138,962	136,728	(1.6)%
Store and regional margin	39.9%	41.2%	1.3	pts.

Total Revenue	$572,184	$527,853	(7.7)%

Store and regional margin	$199,230	$181,804	(8.7)%

Store and regional margin percent	34.8%	34.4%	(0.4	)pts.

The following table represents each reportable segment’s revenue as a percentage of total segment revenue and each reportable segment’s pre-tax income as a percentage of total segment pre-tax income:

	Revenue		Pre-Tax Income
	Year Ended June 30		Year Ended June 30
	2008	2009	2008	2009

United States	26.9%	29.3%	(15.1)%	(55.3	)%(1)
Canada	48.8%	44.8%	86.6%	104.3	%(2)

	Revenue		Pre-Tax Income
	Year Ended June 30		Year Ended June 30
	2008	2009	2008	2009

United Kingdom	24.3%	25.9%	28.5%	51.0	%(3)

(1)	Excludes $0.4 million related to litigation settlements.

(2)	Excludes $57.4 million related to litigation settlements.

(3)	Excludes $5.5 million unrealized foreign exchange gain on term loan.

United States

Total U.S. revenues were $154.9 million for the year ended June 30, 2009 compared to $153.7 million for the year ended June 30, 2008, an increase of 0.7%. Excluding the impacts of acquisitions and new store activity, U.S. revenues decreased by $20.0 million. This decline is primarily related to decreases of $8.1 million and $9.9 million in check cashing and consumer lending revenue, respectively. Excluding acquisition-related impacts, the face value of checks cashed and the number of checks cashed is down 17.3% and 21.9%, respectively. In addition to a general decrease in our U.S. check cashing business, the closure of 54 stores in the first quarter of the current fiscal year also negatively impacted U.S. check cashing revenues on a year over year basis. However, as a result of the closure of these unprofitable stores, we increased our overall U.S. margins. Check cashing revenues as reported are also lower as a result of lower average fees per check associated with the CCS operations acquired during December of 2007.

Increasing unemployment through all sectors of the U.S. economy in the current period negatively impacted consumer lending volumes. As a result of current economic conditions, we are seeking to take a more cautious approach to lending in all of our segments, including the United States. Lastly, the closure of underperforming stores during the first quarter of the current fiscal year has also contributed to lower year-over-year lending volumes. Excluding the impacts of acquisitions, U.S. funded loan originations decreased 14.8% or $51.5 million in the current year’s period as compared to the year earlier period.

Store and regional expenses in the United States decreased by $4.5 million, or 3.2%, from fiscal year 2008 as compared to the cumulative current period. Excluding the impacts of acquisitions, U.S. store and regional expenses decreased by approximately $20.6 million. The decrease is due primarily to the closure of 54 underperforming stores and the Company’s efforts in the area of expense control. We continue to closely monitor and control expenses. Further, the U.S. provision for loan losses as a percentage of loan revenues decreased by 5.0 pts from 31.2% for the year ended June 30, 2008 as compared to 26.2% for the current fiscal year due to improved collections and a tightening of our lending criteria.

Store and regional margins in the United States increased to 13.7% for the year ended June 30, 2009 compared to 10.1% for the prior fiscal year. The U.S. store and regional margins are significantly lower than the other segments. The primary drivers for this disparity are higher U.S. salary costs, somewhat higher occupancy costs and higher loan loss provisions. Management is addressing the lower U.S. margins, which is evident with the closure of 54 underperforming stores earlier in the fiscal year as well as the closure of approximately 60 U.S. stores in the fourth quarter of the current fiscal year. It is anticipated that the closure of these mostly underperforming stores will be accretive to earnings.

The U.S. pre-tax loss was $34.0 million for the year ended June 30, 2009 compared to a pre-tax loss of $12.0 million for the same period in the prior year. The $22.0 million decline for the current year period can be attributed to $6.3 million in additional costs related to the closure of approximately 114 underperforming stores during the current fiscal year. In addition, U.S. net interest expense increased by $5.4 million for the year ended June 30, 2009 compared to the same period in the prior year. This increase is attributable to lower interest income of $2.1 million as a result of cash used for the fiscal 2008 acquisitions, $1.7 million related to intercompany debt interest, $0.9 million in increased interest related to the revolving credit facility and $0.8 million in non-cash interest related to the Convertible Notes. The balance of the decline can be attributed to a prior year transfer pricing adjustment, offset in part by higher store and regional margins in fiscal 2009 as a result of the fiscal 2008 acquisitions.

Canada

Total Canadian revenues were $236.3 million for the year ended June 30, 2009, a decrease of 15.5% or $43.2 million as compared to the year earlier period. The impact of foreign currency rates accounted for $34.4 million of this decrease offset by $5.5 million of acquisitions and new stores. In constant dollars and excluding the impacts of acquisitions and new stores, the net decrease of Canadian revenues from fiscal year 2008 compared to the current fiscal year is $14.3 million. Constant dollar decreases of $5.6 million in check cashing revenues and $11.3 million in consumer lending revenues were offset by increases of $0.8 million in money transfer fees and $1.8 million in other revenues. On a constant dollar basis, check cashing revenues in Canada were impacted by decreases in the number of checks and the face value of checks — down by 11.6% and 8.1%, respectively. The average face amount per check increased by 3.9%, while the average fee per check increased by 7.2% for the year ended June 30, 2009 as compared to the year ended June 30, 2008.

The decrease in Canadian consumer lending revenue is consistent with some of the same factors that were mentioned in relation to the U.S. business, regarding the effects of the global recession on the Canadian economy and employment. In addition, our Canadian subsidiary has diminished the scale and tone of its Canadian marketing and advertising campaigns, as many of the Canadian provinces are actively engaged in formulating and/or instituting their respective consumer lending regulations and rate structures. Accordingly, as expected, new customer growth in Canada has softened. On a constant currency basis, company funded loan originations in Canada decreased $64.5 million or 6.8% in the current fiscal year as compared to the fiscal year 2008.

Store and regional expenses in Canada decreased $19.3 million or 12.8% from $151.3 million for the year ended June 30, 2008 to $132.0 million in the current fiscal year. The entire decrease is related to the impacts of changes in foreign currency rates. On a constant currency basis, provision for loan losses, as a percentage of loan revenues, has increased by 0.8 pts from 18.4% to 19.2%. Overall Canada’s store and regional margin percentage has decreased from 45.9% to 44.0%. The decrease in store margin percentage is primarily due to lower revenues offset in part by lower expenses through continued focus on our cost controls.

The Canadian pre-tax income was $0.8 million for the year ended June 30, 2009 compared to pre-tax income of $68.7 million for the same period in the prior year or a $67.9 million decline year-over-year. On a constant currency basis, pre-tax income decreased $66.3 million. The primary reason for the large decrease in pre-tax income was the

$57.4 million of expense related to the pending Ontario class action settlement and for the potential settlement of certain of the similar class action proceedings pending in the other Canadian provinces. Other factors impacting the Canadian pre-tax income were lower store and regional operating margins and expenses related to the closure of approximately 20 under-performing locations. These additional expenses were offset by lower corporate-related expenses, lower net interest expense and the benefit from an exercise of its in-the-money puts which are designated as cash flow hedges as well as gains from the revaluation of foreign currencies related to its foreign exchange product. The balance of the increase relates to a transfer pricing adjustment in the prior year.

United Kingdom

Total U.K. revenues were $136.7 million for the year ended June 30, 2009 compared to $139.0 million for the year earlier period, a decrease of $2.2 million. The current year results were impacted by foreign currency decreases of $32.8 million offset by acquisitions and new stores of $9.7 million. In constant dollars and excluding the impact of acquisitions and new stores, U.K.’s revenues increased by $20.9 million or 15.0%. U.K.’s revenues exhibited growth in consumer lending and other revenues (pawn broking, gold scrap sales and foreign exchange products). As in the other two business sectors, U.K. check cashing revenues — on a constant currency basis and excluding acquisitions and new stores — decreased by approximately $9.8 million, or 17.0%. The U.K. recession and rising unemployment and the shrinking construction industry in the London area, principally due to the slowing housing market, were the primary drivers of the decreased check cashing fees in the United Kingdom.

The U.K. business showed strong growth in both consumer lending and other revenues. On a constant dollar basis and excluding the impacts of acquisitions and new stores, consumer lending revenues increased by $21.8 million or 33.3% and other revenues increased by $8.0 million or 74.9%. The increase in other revenues is principally due to the success of the foreign exchange product, the debit card business, gold sales and other ancillary products. On a constant currency basis, U.K. loan originations for the current quarter increased by $122.5 million or 33.9%. Consumer lending in the U.K. continues to benefit from a growing market of its loan products, in addition to strong growth in the pawn business, which primarily consists of loans on collateralized gold jewelry.

Store and regional expenses in the U.K. decreased by $3.1 million, or 3.7% from $83.5 million for the year ended June 30, 2008 as compared to $80.3 million for the current fiscal year. Excluding the impacts of changes in foreign currency rates, U.K. store and regional expenses increased by $16.0 million. The primary factors in the increased expenses were in the areas of salary/benefits, occupancy and depreciation — all areas that are consistent with an operation that is in a growth mode and has added approximately 25 new stores through either acquisition or de novo store builds. There was an increase of 1.0 pt relating to the provision for loan losses as a percentage of loan revenues. On a constant currency basis, the rate for the year ended June 30, 2008 was 9.9% while for the current fiscal year, the rate has increased to 10.9%. On a constant currency basis, U.K. store and regional margin percentage has improved from 39.9% for the year earlier period to 41.3% for the current year ended June 30, 2009 due to the strong revenue growth offset in part with a marginal increase in costs.

The U.K. pre-tax income was $36.4 million for the year ended June 30, 2009 compared to $22.7 million for the same period in the prior year or an increase of $13.7 million. On a constant currency basis the increase year-over-year was $22.8 million. In addition to the aforementioned increase in store and regional margins, the U.K. benefited from the exercise of its in-the-money put options which are designated as cash flow hedges. Furthermore, the unrealized gain of its term loans which are not denominated in GBP and the revaluation of foreign currencies held in U.K. stores for its foreign currency exchange product contributed to the balance of the increase.

Changes in Financial Condition

On a constant currency basis, cash and cash equivalent balances and the revolving credit facilities balances fluctuate significantly as a result of seasonal, intra-month and day-to-day requirements for funding check cashing and other operating activities. For the nine months ended March 31, 2010, cash and cash equivalents increased $161.4 million which is net of a $22.2 million increase as a result of the effect of exchange rate changes on foreign cash and cash equivalents. However, as these foreign cash accounts are maintained in Canada and the U.K. in local currency, there is little, if any, actual diminution in value from changes in currency rates, and as a result, the cash balances are available to fund the daily operations of the U.K. and Canadian business units. Net cash provided by operating activities was $79.1 million for the nine months ended March 31, 2010 compared to $47.6 million for the nine months ended March 31, 2009. The increase in net cash provided by operations was primarily the result of strong operating results, the impact of foreign exchange rates on translated net income and timing differences in payments to third party vendors.

Liquidity and Capital Resources

Our principal sources of cash have been from operations, borrowings under our credit facilities and the issuance of our common stock, senior convertible notes and issuance of debt securities. The proceeds of the notes is an additional source of cash. We anticipate that our primary uses of cash will be to provide working capital, finance capital expenditures, meet debt service requirements, fund company originated consumer loans, finance store expansion, finance acquisitions and finance the expansion of our products and services.

Net cash provided by operating activities was $79.1 million for the nine months ended March 31, 2010 compared to $47.6 million for the nine months ended March 31, 2009. The increase in net cash provided by operations was primarily the result of strong operating results, the impact of foreign exchange rates on translated net income and timing differences in payments to third party vendors.

Net cash used in investing activities was $142.1 million for the nine months ended March 31, 2010 compared to $13.4 million for the nine months ended March 31, 2009. Our investing activities primarily related to acquisitions, purchases of property and equipment for our stores and investments in technology. For the nine months ended March 31, 2010, we made capital expenditures of $18.3 million and acquisitions of $123.8 million. The actual amount of capital expenditures each year will depend in part upon the number of new stores opened or acquired and the number of stores remodeled. Our capital expenditures, excluding acquisitions, are currently anticipated to aggregate approximately $26.6 million during our fiscal year ending June 30, 2010.

Net cash provided by financing activities was $202.2 million for the nine months ended March 31, 2010 compared to net cash used by financing activities of $10.7 million for the nine months ended March 31, 2009. The cash provided by financing activities during the nine months ended March 31, 2010 was primarily a result of $596.4 million in proceeds from the offering of the notes in December 2009, in part offset by a partial repayment of $351.1 million of our term debt, $32.0 million for the repurchase of 2027 notes in February 2009 and payment of debt issuance cost of $19.7 million. The cash used by our financing activities during the nine months ended March 31, 2009 was primarily a result of a repurchase of our common stock, net paydown on our revolving credit facilities and other debt payments offset in part by proceeds from the exercise of stock options.

Credit Facilities.  On December 23, 2009, we amended and restated our senior credit facility and repaid a substantial portion of our term indebtedness thereunder. After giving effect to such amendments and prepayments, our senior credit facility is comprised of the following: (i) a senior secured revolving credit facility in an aggregate amount of $75.0 million, which we refer to as the U.S. Revolving Facility, with DFG as the borrower; (ii) a senior secured term loan with an aggregate balance of $14.3 million at March 31, 2010, which we refer to as the Canadian Term Facility, with National Money Mart Company, a wholly owned Canadian indirect subsidiary of DFC, as the borrower; (iii) senior secured term loans with Dollar Financial U.K. Limited, a wholly-owned U.K. indirect subsidiary of DFC, as the borrower, with an aggregate balance at March 31, 2010 of $2.0 million and Euro 1.6 million, respectively, which we refer to as the UK Term Facility, and (iv) a senior secured revolving credit facility in an aggregate amount of C$28.5 million, which we refer to as the Canadian Revolving Facility, with National Money Mart Company as the borrower.

The amendments to the senior credit facility included provisions extending the maturity of the majority of each of the facilities thereunder to December 31, 2014. The effectiveness of the extensions of maturity was conditioned upon the aggregate principal amount of our 2027 notes being reduced to an amount less than or equal to $50.0 million prior to October 30, 2012. This condition has now been met with the current quarter’s repurchase of $35.2 million of the outstanding 2027 notes leaving us with an outstanding aggregate principal balance on the 2027 notes of $44.8 million at March 31, 2010.

The amended and restated credit agreement contains certain financial and other restrictive covenants, which among other things, require us to achieve certain financial ratios, limit capital expenditures, restrict the magnitude of payment of dividends and obtain certain approvals if we want to increase borrowings. As of March 31, 2010, we are in compliance with all covenants.

Revolving Credit Facilities.  We have three revolving credit facilities: the U.S. Revolving Facility, the Canadian Revolving Facility and the United Kingdom Overdraft Facility.

United States Revolving Credit Facility.  DFG is the borrower under the U.S. Revolving Facility. A portion of the U.S. Revolving Facility ($7.5 million) terminates on October 30, 2011, and the remainder ($67.5 million) will terminate on December 31, 2014. The portion of the U.S. Revolving Facility that expires on October 30, 2011 bears an interest rate of LIBOR (but not less than 2%) plus 375 basis points, subject to reductions as we reduce our leverage. The portion that expires on December 31, 2014 bears an interest rate of LIBOR (but not less than 2%) plus 500 basis points, subject to reductions as we reduce our leverage. The facility may be subject to mandatory reduction and the revolving loans subject to mandatory prepayment (after prepayment of the term loans under the credit agreement), principally in an amount equal to 50% of excess cash flow (as defined in the credit agreement). DFG’s borrowing capacity under the U.S. Revolving Facility is limited to the lesser of the total commitment of $75.0 million or 85% of certain domestic liquid assets plus $30.0 million. Under this revolving facility, up to $30.0 million may be used in connection with letters of credit. At March 31, 2010, the borrowing capacity was $64.9 million. At March 31, 2010, there was $14.2 million of outstanding indebtedness under the U.S. Revolving Facility and $13.6 million outstanding in letters of credit issued by Wells Fargo Bank, N.A. which guarantee the performance of certain of our contractual obligations.

Canadian Revolving Credit Facility.  National Money Mart Company, DFG’s wholly owned indirect Canadian subsidiary, is the borrower under the Canadian Revolving Facility. A portion of the Canadian Revolving Facility (C$2.7 million) terminates on October 30, 2011, and the remainder (C$25.8 million) will terminate on December 31, 2014. The portion that expires on October 30, 2011 bears an interest rate of CDOR (but not less than 2%) plus 375 basis points, subject to reductions as we reduce our leverage. The portion that expires on December 31, 2014 bears an interest rate of CDOR (but not less than 2%) plus 500 basis points, subject to reductions as we reduce our leverage. The facility may be subject to mandatory reduction and the revolving loans subject to mandatory prepayment (after prepayment of the term loans under the credit agreement), principally in an amount equal to 50% of excess cash flow (as defined in the credit agreement). National Money Mart Company’s borrowing capacity under the Canadian Revolving Facility is limited to the lesser of the total commitment of C$28.5 million or 85% of certain combined liquid assets of National Money Mart Company and Dollar Financial U.K. Limited and their respective subsidiaries. At March 31, 2010, the borrowing capacity was C$28.5 million. There was no outstanding indebtedness under the Canadian facility at March 31, 2010.

United Kingdom Overdraft Facility.  In the third quarter of fiscal 2008, our U.K subsidiary entered into an overdraft facility which provides for a commitment of up to GBP 5.0 million. There was no outstanding indebtedness under the United Kingdom facility at March 31, 2010. We have the right of offset under the overdraft facility, by which we net our cash bank accounts with our lender and the balance on the overdraft facility. Amounts outstanding under the United Kingdom overdraft facility bear interest at a rate of the Bank Base Rate (0.5% at March 31, 2010) plus 2.0%. Interest accrues on the net amount of the overdraft facility and the cash balance.

Debt Due Within One Year.  As of March 31, 2010, debt due within one year consisted of $14.2 million outstanding under the U.S. revolving loan and $0.2 million mandatory repayment of 1.0% per annum of the principal balance of the Canadian Term Facility and the U.K. Term Facility.

Long-Term Debt.  As of March 31, 2010, long term debt consisted of $596.4 million of the notes, $37.8 million of 2027 notes, $83.5 million of 32028 notes and $18.5 million in term loans of which $1.6 million matures on October 30, 2012 and $16.9 million matures on December 31, 2014.

Through a series of privately negotiated transactions with certain holders of our 2027 notes in December 2009, pursuant to which such the holders exchanged an aggregate of $120.0 million principal amount of the 2027 notes held by such holders for an equal aggregate principal amount of our new 2028 notes. The 2028 notes were issued under an indenture between us and U.S. Bank National Association, as trustee. Holders have the right to convert the 2028 notes into cash and, if applicable, shares of our common stock prior to the close of business on the trading day immediately preceding the maturity date upon the satisfaction of certain conditions. The initial conversion rate of the 2028 notes is 34.5352 per $1,000 principal amount of 2028 notes (equivalent to an initial conversion price of approximately $28.956 per share). The 2028 notes accrue interest at a rate of 3.00% per annum. Interest on the 2028 notes is payable in cash semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2010. The maturity date of the 2028 notes is April 1, 2028. On or after April 5, 2015, we have the right to redeem for cash all or part of the 2028 Notes for a payment in cash equal to 100% of the principal amount of the 2028 notes to be redeemed, plus accrued and unpaid interest. Holders of the 2028 notes have the right to require us to purchase all or a portion of the 2028 notes on each of April 1, 2015, April 1, 2018 and April 1, 2023 for a purchase price payable in cash equal to 100% of the principal amount of the 2028 notes to be purchased plus any accrued and unpaid interest. If we are subject of a change of control or similar transaction before the maturity of the 2028 notes, the holders will have the right, subject to certain conditions, to require us to repurchase for cash all or a portion of their 2028 notes at a repurchase price equal to 100% of the principal amount of the 2028 notes being repurchased, plus accrued and unpaid interest. The 2028 notes are senior, unsecured obligations and rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness and are effectively subordinated to all of our existing and future secured debt and to the indebtedness and other liabilities of its subsidiaries.

In February 2010, we repurchased $35.2 million aggregate principal amount of our 2027 notes in privately negotiated transactions with three of the holders of the 2027 notes. The purchase price paid was 91% of the stated principal amount of the repurchased 2027 notes for an aggregate price of $32.0 million.

On December 23, 2009, National Money Mart Company sold pursuant to Rule 144A under the Securities Act of 1933, as amended, $600 million aggregate principal amount of its 10 3/8% Senior Notes due 2016. The notes were issued pursuant to an indenture, dated as of December 23, 2009, among National Money Mart Company, as issuer, and us and certain of our direct and indirect wholly owned U.S. and Canadian subsidiaries, as guarantors, and U.S. Bank National Association, as trustee. The notes bear interest at the rate of 10.375% per year. National Money Mart Company will pay interest on the notes on June 15 and December 15 of each year, commencing on June 15, 2010. The notes will mature on December 15, 2016. Upon the occurrence of certain change of control transactions, National Money Mart Company will be required to make an offer to repurchase the notes at 101% of the principal amount thereof, plus any accrued and unpaid interest to the repurchase date, unless certain conditions are met. After December 15, 2013, National Money Mart Company will have the right to redeem the notes, in whole at any time or in part from time to time, (i) at a redemption price of 105.188% of the principal amount thereof if the redemption occurs prior to December 15, 2014, (ii) at a redemption price of 102.594% of the principal amount thereof if the redemption occurs before December 15, 2015, and (iii) at a redemption price of 100% of the principal amount thereof if the redemption occurs after December 15, 2015.

Operating Leases.  Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of five years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges.

We entered into the commitments described above and other contractual obligations in the ordinary course of business as a source of funds for asset growth and asset/liability management and to meet required capital needs. Our principal future obligations and commitments as of March 31, 2010, excluding periodic interest payments, include the following (in thousands):

		Less Than	1-3	4-5	After
	Total	1 Year	Years	Years	5 Years

Revolving credit facilities	$14,200	$14,200	$—	$—	$—
Long-term debt:
10.375% Senior Notes due 2016	600,000	—	—	—	600,000
2.875% Senior Convertible Notes due 2027	44,800	—	—	—	44,800
3.0% Senior Convertible Notes due 2028	120,000	—	—	—	120,000
Term loans due 2012	1,593	17	1,576	—	—
Term loans due 2014	16,897	184	350	16,363	—
Operating lease obligations	145,663	35,525	52,339	31,001	26,798

Total contractual cash obligations	$943,153	$49,926	$54,265	$47,364	$791,598

We believe that, based on current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under our credit facilities will allow us to fund our liquidity and capital expenditure requirements for the foreseeable future, build de novo stores and effectuate various acquisitions and make payment of interest and principal on our indebtedness. This belief is based upon our historical growth rate and the anticipated benefits we expect from operating efficiencies. We also expect operating expenses to increase, although the rate of increase is expected to be less than the rate of revenue growth for existing stores. Furthermore, we do not believe that additional acquisitions or expansion are necessary to cover our fixed expenses, including debt service.

Balance Sheet Variations

March 31, 2010 compared to June 30, 2009.

Our cash balances increased from $209.6 million at June 30, 2009 compared to $371.0 million at March 31, 2010 primarily as the result of approximately $105 million of excess cash generated from the Company’s refinancing activities during December 2009.

Loans receivable, net increased by $4.7 million to $119.4 million at March 31, 2010 from $114.7 million at June 30, 2009. Loans receivable, gross increased by $10.0 million and the related allowance for loan losses increased by $5.3 million. The U.K., Canadian and Poland business units showed increases in their loan receivable balances of $6.3 million, 1.6 million and $5.3 million, respectively. The U.S. business had a decrease of $3.3 million. In constant dollars, the allowance for loan losses increased by $4.5 million and increased to 12.1% of the outstanding principal balance at March 31, 2010 as compared to 9.6% at June 30, 2009. The following factors impacted this area:

•	Continued improvements in U.S. collections and our actions, taken in an effort to decrease our risk exposure by reducing the amount that we are willing to loan to certain customer segments. The historical loss rates (expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans) have continued to decline. The ratio of the allowance for loan losses related to U.S. short-term consumer loans decreased by 32.4% from 4.6% at June 30, 2009 compared to 3.1% at March 31, 2010.

•	In constant dollars, the Canadian ratio of allowance for loan losses has increased from 3.3% at June 30, 2009 to 3.6% at March 31, 2010. The primary factor driving this increase relates to an increase to reserves associated with an installment loan product that is being discontinued. The Loans receivable, net continue to show improvement with the loan loss reserve as a percentage of outstanding principle dropping from 2.9% at June 30, 2009 to 2.2% at March 31, 2010.

•	In constant dollars, the U.K.’s allowance for loan losses remained relatively constant at approximately 8.5% of outstanding principal at June 30, 2009 and March 31, 2010.

Other receivables increased by $13.6 million from $7.3 million at June 30, 2009 to $20.9 million at March 31, 2010. Our acquisitions accounted for $6.1 million of the increase and $7.5 million of the increase related to the timing of settlements with certain Canadian vendors associated with our money order business. The remaining increase was primarily related to foreign currency translation impacts.

Goodwill and other intangibles increased $139.3 million, from $454.3 million at June 30, 2009 to $593.6 million at March 31, 2010 due to $126.6 million of additional goodwill and intangibles associated with acquisitions during the current fiscal year and foreign currency translation impacts of approximately $12.7 million.

Debt issuance costs, net of accumulated amortization increased from $9.9 million at June 30, 2009 to $20.1 million at March 31, 2010 in connection with our refinancing activities in December 2009.

Accrued expenses and other liabilities increased $70.3 million from $70.6 million at June 30, 2009 to $140.9 million at March 31, 2010 due primarily to approximately $42.7 million increase in litigation accruals, the reclassification of $8.6 million from long-term to current related to a payment in connection with the Ontario class action settlement that is anticipated to be made in July 2010, increases in accrued payroll of $9.7 million and increases in accrued interest expense of $16.8 million on the notes. Foreign currency translation adjustments also accounted for approximately $13.0 million of the increase.

The fair value of derivatives increased from a liability position of $10.2 million at June 30, 2009 to a liability of $63.2 million as of March 31, 2010 a change of $53.0 million. The change in the fair value of these cross-currency interest rate swaps are a result of the change in the foreign currency exchange rates and interest rates related to the tranche of 2006 Canadian term loans.

Long-term debt increased by $205.5 million from $530.4 million at June 30, 2009 to $735.9 million at March 31, 2010 as the result of our refinancing activities in December 2009.

Seasonality and Quarterly Fluctuations

Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications of refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during our third fiscal quarter ending March 31, when revenues from these tax-related services peak. Due to the seasonality of our business, results of operations for any fiscal quarter are not necessarily indicative of the results of operations that may be achieved for the full fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of revenues and expenses associated with the addition of new stores.

Impact of Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Accounting Standard Codification (ASC) 805-10 (formerly SFAS 141R, Business Combinations). This Statement applies to all transactions or other events in which an entity obtains control of one or more businesses, including those combinations achieved without the transfer of consideration. This Statement retains the fundamental requirements that the acquisition method of accounting be used for all business combinations. This Statement expands the scope to include all business combinations and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at their fair values as of the acquisition date. Additionally, the Statement changes the way entities account for business combinations achieved in stages by requiring the identifiable assets and liabilities to be measured at their full fair values. We adopted the provisions of this Statement on July 1, 2009.

In December 2007, the FASB issued ASC 810-10 (formerly SFAS 160, Non-controlling Interests in Consolidated Financial Statements). This Statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, this Statement requires that consolidated net income include the amounts attributable to both the parent and the non-controlling interest. We adopted the provisions of this Statement on July 1, 2009.

In March 2008, the FASB issued ASC 815-10 (formerly SFAS 161, Disclosures about Derivative Instruments and Hedging Activities). The Statement applies to all derivative instruments and related hedged items accounted for under hedge accounting. The Statement requires (1) qualitative disclosures about objectives for using derivatives by primary underlying risk exposure and by purpose or strategy, (2) information about the volume of derivative activity in a flexible format that the preparer believes is the most relevant and practicable, (3) tabular disclosures about balance sheet location and gross fair value amounts of derivative instruments, income statement and other comprehensive income location and amounts of gains and losses on derivative instruments by type of contract and (4) disclosures about credit-risk-related contingent features in derivative agreements. We adopted the provisions of the Statement on January 1, 2009.

In May 2008, the FASB issued ASC 470-20 (formerly FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled Upon Conversion (Including Partial Cash Settlement)). The Statement requires the initial proceeds from convertible debt that may be settled in cash to be bifurcated between a liability component and an equity component. The objective of the guidance is to require the liability and equity components of convertible debt to be separately accounted for in a manner such that the interest expense recorded on the convertible debt would not equal the contractual rate of interest on the convertible debt but instead would be recorded at a rate that would reflect the issuer’s conventional debt borrowing rate. This is accomplished through the creation of a discount on the debt that would be accreted using the effective interest method as additional non-cash interest expense over the period the debt is expected to remain outstanding. We adopted the Statement on July 1,

2009 and applied it retroactively to all periods presented. The adoption impacted the accounting of our 2.875% senior convertible notes due 2027 resulting in additional interest expense of approximately $7.8 million and $8.6 million in fiscal years 2008 and 2009, respectively and additional interest expense of $2.1 million for the three months ended September 30, 2008. Also, the adoption of the Statement reduced our debt balance by recording a debt discount of approximately $55.8 million, with an offsetting increase to additional paid in capital. Such amount will be amortized over the remaining expected life of the debt.

In April 2009, the FASB issued ASC 825-10 (formerly FSP SFAS 107-b Disclosures about Fair Value of Financial Instruments). The Statement requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. We adopted the provisions of the Statement for the first quarter fiscal 2010.

In May 2009, the FASB issued ASC 855-10 (formerly SFAS 165 Subsequent Events). The Statement requires companies to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. The Statement requires entities to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The Statement also requires entities to disclose the date through which subsequent events have been evaluated. We adopted the provisions of the Statement, as required, the adoption did not have a material impact on our financial statements. We have evaluated subsequent events from the balance sheet date through November 6, 2009, see subsequent event note.

In June, 2009, the FASB issued ASC 105-10 (formerly SFAS 168 Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles). The Statement establishes the FASB Accounting Standards Codificationtm as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. The Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. We adopted this Statement for the quarterly period ended September 30, 2009, as required, and adoption has not had a material impact on our consolidated financial statements.

On January 21, 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. The standard amends ASC Topic 820, Fair Value Measurements and Disclosures to require additional disclosures related to transfers between levels in the hierarchy of fair value measurement. The standard does not change how fair values are measured. The standard is effective for interim and annual reporting periods beginning after December 15, 2009. We have adopted this Statement for the quarterly period ended March 31, 2009, as required, and adoption has not had a material impact on our consolidated financial statements.

DOLLAR FINANCIAL CORP.

SUPPLEMENTAL STATISTICAL DATA

	March 31,
	2009	2010

Company Operating Data:
Stores in operation:
Company-owned	1,078	1,054
Franchised stores and check cashing merchants	186	124

Total	1,264	1,178

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2009	2010	2009	2010

Check Cashing Data:
Face amount of checks cashed (in millions)	$1,059	$1,004 (1)	$3,514	$2,992 (1)
Face amount of average check	$492	$545 (2)	$493	$506 (2)
Average fee per check	$17.31	$20.21 (3)	$17.87	$19.19 (3)
Number of checks cashed (in thousands)	2,152	1,842	7,132	5,917
Check Cashing Collections Data (in thousands):
Face amount of returned checks	$9,512	$6,960	$42,912	$24,925
Collections	(7,700)	(6,014)	(32,087)	(19,894)

Net write-offs	$1,812	$946	$10,825	$5,031

Collections as a percentage of returned checks	81.0%	86.4%	74.8%	79.8%
Net write-offs as a percentage of check cashing revenues	4.9%	2.5%	8.5%	4.4%
Net write-offs as a percentage of the face amount of checks cashed	0.17%	0.09%	0.31%	0.17%

(1)	Net of a $79 and $98 increase as a result of the impact of exchange rates for the three and nine months ended March 31, 2010, respectively.

(2)	Net of a $43 and $17 increase as a result of the impact of exchange rates for the three and nine months ended March 31, 2010, respectively.

(3)	Net of a $1.73 and $0.58 increase as a result of the impact of exchange rates for the three and nine months ended March 31, 2010, respectively.

The following chart presents a summary of our consumer lending operations, including loan originations, which includes loan extensions and revenues for the following periods (in thousands):

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2009	2010	2009	2010

U.S. company-funded consumer loan originations	$128,647	$111,840	$456,094	$387,062
Canadian company-funded consumer loan originations	165,470	184,205 (1)	591,054	592,366 (1)
U.K. company-funded consumer loan originations	82,891	103,587 (2)	285,095	324,493 (2)

Total company-funded consumer loan originations	$377,008	$399,632	$1,332,243	$1,303,921

U.S. Servicing revenues	$433	$—	$1,550	$—
U.S. company-funded consumer loan revenues	17,533	15,047	61,407	51,085
Canadian company-funded consumer loan revenues	25,851	36,270	93,054	109,592
U.K. company-funded consumer loan revenues	14,734	20,567	54,043	61,681

Total consumer lending revenues, net	$58,551	$71,884	$210,054	$222,358

Gross charge-offs of company-funded consumer loans	$38,324	$33,856	$146,582	$113,742
Recoveries of company-funded consumer loans	(25,073)	(24,667)	(106,244)	(86,993)

Net charge-offs on company-funded consumer loans	$13,251	$9,189	$40,338	$26,749

Gross charge-offs of company-funded consumer loans as a percentage of total company-funded consumer loan originations	10.2%	8.5%	11.0%	8.7%
Recoveries of company-funded consumer loans as a percentage of total company-funded consumer loan originations	6.7%	6.2%	8.0%	6.6%
Net charge-offs on company-funded consumer loans as a percentage of total company-funded consumer loan originations	3.5%	2.3%	3.0%	2.1%

(1)	Net of a $30.2 million and $46.2 million increase as a result of the impact of exchange rates for the three and nine months ended March 31, 2010, respectively.

(2)	Net of a $8.3 million increase and $3.9 million decrease as a result of the impact of exchange rates for the three and nine months March 31, 2010, respectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Generally

In the operations of our subsidiaries and the reporting of our consolidated financial results, we are affected by changes in interest rates and currency exchange rates. The principal risks of loss arising from adverse changes in market rates and prices to which we and our subsidiaries are exposed relate to:

•	interest rates on revolving credit facilities; and

•	foreign exchange rates generating translation gains and losses.

We and our subsidiaries have no market risk sensitive instruments entered into with the intent to hold for trading purposes, as defined by U.S. generally accepted accounting principles or GAAP. As discussed below, as a result of the refinancing we do have cross currency swaps not designated as hedging instruments under GAAP. While the instruments have the same market risk exposure that they had in our historical financial statements, future changes in the market value of these instruments will be recorded in the statement of operations.

Interest Rate Risk

Our outstanding indebtedness, and related interest rate risk, is managed centrally by our finance department by implementing the financing strategies approved by our Board of Directors. Our senior secured credit facilities carry variable rates of interest. With the repayment of substantially all of our outstanding obligations under the senior secured credit facilities during December 2009 with the proceeds of a fixed rate bond issuance without termination of its Canadian cross currency swaps hedging the debt, the Company is exposed to adverse changes in interest rates that will likely have an impact on our consolidated statement of financial position. See “Cross Currency Interest Rate Swaps” below.

Foreign Currency Exchange Rate Risk

Put Options

Operations in the United Kingdom and Canada have exposed us to shifts in currency valuations. From time to time, we may elect to purchase put options in order to protect certain earnings in the United Kingdom and Canada against the translational impact of foreign currency fluctuations. Out of the money put options may be purchased because they cost less than completely averting risk, and the maximum downside is limited to the difference between the strike price and exchange rate at the date of purchase and the price of the contracts. At March 31, 2010, we held put options with an aggregate notional value of C$8.0 million and GBP 3.8 million to protect certain currency exposure in Canada and the United Kingdom through May 2010. We use purchased options designated as cash flow hedges to protect against certain of the foreign currency exchange rate risks inherent in our forecasted earnings denominated in currencies other than the U.S. dollar. These cash flow hedges have a duration of less than 12 months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of stockholders’ equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in other expense (income), net on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. As of March 31, 2010, no amounts were excluded from the assessment of hedge effectiveness. There was no ineffectiveness from these cash flow hedges for fiscal 2009.

Canadian operations (exclusive of the unrealized foreign exchange gain of $20.0 million, loss on extinguishment of debt of $3.6 million, litigation expense of $22.4 million, loss on derivatives not designated as hedges of $21.9 million and the loss on store closings of $0.8 million) accounted for approximately 62.5% of consolidated pre-tax earnings for the nine months ended March 31, 2010 and 97.1% of consolidated pre-tax earnings (exclusive of loss on store closings of $2.7 million) for the nine months ended March 31, 2009. U.K. operations (exclusive of the loss on extinguishment of debt of $4.7 million and unrealized foreign exchange losses of $8.1 million) accounted for approximately 53.5% of consolidated pre-tax earnings for the nine months ended March 31, 2010 and

41.1% of consolidated pre-tax earnings for the nine months ended March 31, 2009. U.S. operations (exclusive of the loss on extinguishment of debt of $1.2 million, litigation expense of $5.5 million and losses on store closings of $2.4 million) accounted for approximately (15.5)% of consolidated pre-tax earnings for the nine months ended March 31, 2010 and (38.2)% of consolidated pre-tax earnings (exclusive of litigation expense of $0.5 million and losses on store closings of $3.3 million) for the nine months ended March 31, 2009. As currency exchange rates change, translation of the financial results of the Canadian and U.K. operations into U.S. dollars will be impacted. Changes in exchange rates have resulted in cumulative translation adjustments increasing our net assets by $10.5 million. These gains and losses are included in other comprehensive income.

We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations (exclusive in the nine months ended March 31, 2010 of losses on extinguishment of debt of $8.4 million, unrealized foreign exchange gains of $11.9 million, losses on derivatives not designated as hedges of $21.9 million, litigation expense of $22.4 million and losses on store closings of $0.8 million) by approximately $7.2 million for the nine months ended March 31, 2010 and $7.9 million (exclusive of litigation expense of $0.6 million and losses on store closings of $3.3 million) for the nine months ended March 31, 2009. This impact represents 11.6% of our consolidated foreign pre-tax earnings for the nine months ended March 31, 2010 and 13.8% of our consolidated foreign pre-tax earnings for the nine months ended March 31, 2009.

Cross-Currency Interest Rate Swaps

In December 2006, we entered into cross-currency interest rate swaps to hedge against the changes in cash flows of our U.K. and Canadian term loans denominated in a currency other than our foreign subsidiaries’ functional currency.

In December 2006, our U.K. subsidiary, Dollar Financial U.K. Limited, entered into a cross-currency interest rate swap with a notional amount of GBP 21.3 million that was set to mature in October 2012. Under the terms of this swap, Dollar Financial U.K. Limited paid GBP at a rate of 8.45% per annum and Dollar Financial U.K. Limited received a rate of the three-month EURIBOR plus 3.00% per annum on EUR 31.5 million. In December 2006, Dollar Financial U.K. Limited also entered into a cross-currency interest rate swap with a notional amount of GBP 20.4 million that was set to mature in October 2012. Under the terms of this cross-currency interest rate swap, we paid GBP at a rate of 8.36% per annum and we received a rate of the three-month LIBOR plus 3.00% per annum on US$40.0 million.

On May 7, 2009, our U.K. subsidiary, terminated its two cross-currency interest rate swaps hedging variable-rate borrowings. As a result, we discontinued prospectively hedge accounting on these cross-currency swaps. In accordance with the provisions of FASB Codification Topic Derivatives and Hedging, we will continue to report the net gain or loss related to the discontinued cash flow hedge in other comprehensive income and will subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings.

In December 2006, our Canadian subsidiary, National Money Mart Company, entered into cross-currency interest rate swaps with aggregate notional amounts of C$339.9 million that mature in October 2012. Under the terms of the swaps, National Money Mart Company pays Canadian dollars at a blended rate of 7.12% per annum and National Money Mart Company receives a rate of the three-month LIBOR plus 2.75% per annum on $295.0 million.

On December 23, 2009, we used a portion of the net proceeds of our issuance of the $600 million aggregate principal amount of the 10.375% senior notes due 2016 to prepay $350 million of the $368.6 million outstanding term loans. As a result, we discontinued prospectively hedge accounting on our Canadian cross-currency swaps. In accordance with the provisions of FASB Codification Topic Derivatives and Hedging, we will continue to report the net gain or loss related to the discontinued cash flow hedge in other comprehensive income and will subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings.

On a quarterly basis, the cross-currency interest rate swap agreements call for the exchange of 0.25% of the original notional amounts after giving effect to the $350 million prepayment. Upon maturity, these cross-currency interest rate swap agreements call for the exchange of the remaining notional amounts. Prior to December 23, 2009 these derivative contracts were designated as cash flow hedges for accounting purposes. Because these derivatives were designated as cash flow hedges, we recorded the effective portion of the after-tax gain or loss in other comprehensive income, which is subsequently reclassified to earnings in the same period that the hedged transactions affect earnings. Subsequent to December 23, 2009, the swaps are no longer designated as hedges and therefore we record foreign exchange re-measurement gains and losses related to the term loans and also record the changes in fair value of the cross-currency swaps each period in corporate expenses in our consolidated statements of operations. The aggregate fair market value of the cross-currency interest rate swaps at March 31, 2010 is a liability of $63.2 million and is included in fair value of derivatives on the balance sheet. During the three and nine months ended March 31, 2010, we recorded $18.6 million and $21.9 million, respectively, in earnings related to the ineffective portion of these cash flow hedges.

On January 14, 2010, we entered into an amendment to the ISDA Master Agreement governing the outstanding cross-currency interest rate swap relating to a notional amount of C$184.0 million to which National Money Mart Company is a party to hedge our variable-rate Canadian term loans denominated in U.S. dollars. The amendment eliminates financial covenants and allows the underlying swap to remain outstanding (with a similar collateral package in place) in the event that we elect to terminate our secured credit facility prior to the maturity of the swap in October 2012. On February 8, 2010, we entered into an amendment to the ISDA Master Agreement governing the outstanding cross-currency interest rate swap relating to a notional amount of C$145.7 million to which National Money Mart Company is a party to hedge our variable-rate Canadian term loans denominated in U.S. dollars. The amendment includes financial covenants identical to those in our amended credit facility and allows the underlying swap to remain outstanding (with a similar collateral package in place) in the event that we elect to terminate our secured credit facility prior to the maturity of the swap in October 2012. We agreed to pay a higher rate on the interest rate swaps in order to secure these amendments, the impact of which is included in our March 31, 2010 financial statements.

MANAGEMENT

Our directors and executive officers and their respective ages and positions are set forth below:

Name	Age	Position

Jeffrey A. Weiss	67	Chairman of the Board and Chief Executive Officer
Randy Underwood	60	Executive Vice President and Chief Financial Officer
Norman Miller	49	Executive Vice President and Chief Operating Officer
Sydney Franchuk	57	Executive Vice President and Chairman — National Money Mart
Silvio Piccini	47	Senior Vice President and Managing Director — United Kingdom Operations
Roy W. Hibberd	57	Senior Vice President, General Counsel and Secretary
Peter Sokolowski	49	Senior Vice President of Finance and Corporate Treasurer
William Athas	48	Senior Vice President of Finance and Corporate Controller
Melissa Soper	43	Senior Vice President of Corporate Administration
John Gavin	54	Director
David Jessick	56	Director
Clive Kahn	52	Director
Michael Kooper	74	Director
Ronald McLaughlin	59	Director
Kenneth Schwenke	57	Director

Jeffrey A. Weiss has served as our Chairman and Chief Executive Officer since an affiliate of Bear Stearns & Co. Inc. acquired us in May 1990. Until June 1992, Mr. Weiss was also a Managing Director at Bear Stearns with primary responsibility for the firm’s investments in small to mid-sized companies, in addition to serving as Chairman and Chief Executive Officer for several of these companies.

Randy Underwood has served as our Executive Vice President, Chief Financial Officer and Assistant Secretary since June 2004. Previously, Mr. Underwood served for three years as Senior Vice President, Global Finance and Administration and Chief Financial Officer for The Coleman Company, Inc. Prior to his tenure at The Coleman Company, Mr. Underwood held senior executive positions with Strategic Development Partners, Inc. from 1999 through 2001 and with Thorn Americas, Inc., the parent company of Rent-A-Center, Inc., including Senior Vice President and Chief Financial Officer and Division President, from 1988 through 1998. Earlier in his career, he practiced as a Certified Public Accountant with the firm of Peat, Marwick, Mitchell & Co.

Norman Miller has served as our Executive Vice President and Chief Operating Officer since April 2007. Previously, Mr. Miller was employed by Aramark, Inc, where he served from 2003 to 2006 as its Group President of Sports & Entertainment. He also served from 2002 to 2003 as Aramark’s President of Correctional Services. From 1992 to 1997, Mr. Miller was a Regional General Manager at Nestle. From 1989 to 1992, Mr. Miller was employed by Kraft General Foods as a Regional Sales Manager. Prior to that, from 1988 to 1989, Mr. Miller was employed by PepsiCo as a Regional Operations Manager. Mr. Miller is a 1983 graduate of the United States Military Academy at West Point.

Sydney Franchuk, our Executive Vice President and Chairman — National Money Mart has served in this capacity since January 2007. Mr. Franchuk served as President of our North America operations from November 1997 until January 2007. Previously, Mr. Franchuk held the position of Vice President of Finance and Administration for National Money Mart Co. and Check Mart, an affiliated company in the United States. Prior to joining us in 1985, Mr. Franchuk was a public accountant with Woods & Company and Ernst & Young LLP Chartered Accountants. He is a Certified Management Accountant.

Silvio Piccini, our Senior Vice President and Managing Director — United Kingdom Operations, has served in this capacity since February 2008. From January 2007 until December 2007, Mr. Piccini served as a Principal of Strategic Retail Management, a retail consulting firm. Prior to that, Mr. Piccini served for one year as the Executive Vice President and Chief Merchandising Officer for Movie Gallery, Inc., a retail store video chain which acquired his employer of nine years, Hollywood Entertainment, in 2005. During Mr. Piccini’s collective 10 years of employment in the video store industry, he held several positions including Vice President of Operations, Senior Vice President of Planning and Allocation, Senior Vice President of Merchandising, Senior Vice President of Marketing, and finally, Executive Vice President and Chief Merchandising Officer of the combined organization. Prior to that, Mr. Piccini worked for Taco Bell Corporation, then a subsidiary of Pepsico, Inc., in increasing roles of responsibility for seven years.

Roy W. Hibberd has served as our Senior Vice President and General Counsel since July 2005 and as our Secretary since June 2008. Prior to joining us, Mr. Hibberd served as a Managing Director of Smooth Engine, Inc., a consulting company, and as a Managing Director of Millennium Services, a franchise and business consulting firm, from July 2002 to July 2005. From 2000 until 2002, he served as the General Counsel and Managing Director (US) for the United States operations of Virtual Internet, plc, a London-based public company providing Internet services, and from 1996 to 1999 as the Vice President and General Manager, The Americas, of the American Express Company.

Peter Sokolowski has served as our Senior Vice President of Finance and Corporate Treasurer since January 2008. Mr. Sokolowski previously was our Senior Vice President of Finance and Chief Credit Officer, and he served as our Vice President Finance from 1991 to 2002. Prior to joining us in 1991, Mr. Sokolowski worked in various financial positions in the commercial banking industry.

William Athas has served as our Senior Vice President of Finance and Corporate Controller since January 2007. Previously, he was our Vice President, Finance and Corporate Controller. Prior to joining us in 2000, he was the divisional controller of Timet, a titanium metals company from December 1998 until January 2000. Mr. Athas worked at Asarco, Inc., a non-ferrous metals company, from August 1987 to December 1998, where he became the assistant corporate controller in 1997. Mr. Athas is a graduate of Boston College and attained his CPA certification in 1989.

Melissa Soper has served as our Senior Vice President of Corporate Administration since July 2007. Previously, Ms. Soper served as our Vice President and General Manager, We the People Division from July 2005 until July 2007 and previously served from October 1996 through July 2005 as Vice President, Corporate Human Resources, with overall responsibility for development of our global human resources department and for compliance with state and federal labor laws.

John Gavin has served as a Director and a member of the Human Resources and Compensation Committee of our Board since April 30, 2007. Mr. Gavin also served as a member of the Audit Committee of our Board from April 30, 2007, until his resignation on January 30, 2008. He also became the Chairman of the Corporate Governance and Nominating Committee of our Board on September 6, 2007. Mr. Gavin is currently serving as Vice Chairman, and was the Chief Executive Officer and President of DBM (Drake, Beam, Morin), an international career management and transitions management firm. Before joining DBM in 2006, Mr. Gavin was President and Chief Operating Officer of Right Management Consultants, a global provider of integrated consulting solutions across the employment lifecycle. Mr. Gavin originally joined Right Management as Executive Vice President of Business Development in 1996. Prior to joining Right Management, Mr. Gavin worked for Andersen Worldwide. Mr. Gavin is a director of Interline Brands, Inc., a distributor of maintenance, repair and operating products, and CSS Industries, Inc., a consumer products company.

David Jessick has served as a Director and the Chairman of the Audit Committee since January 2005 and as a member of the Corporate Governance and Nominating Committee of our Board since April 2005. Mr. Jessick also served on the Human Resources and Compensation Committee of our Board from April 2005 until April 30, 2007. He served as a consultant to the Chief Executive and Senior Financial staff at Rite Aid Corporation from July 2002 to February 2005. Mr. Jessick served as Rite Aid’s Senior Executive Vice President and Chief Administrative Officer from December 1999 to June 2002. Prior to that, from February 1997 to June 1999, Mr. Jessick was the Chief Financial Officer and Executive Vice President of Finance and Investor Relations for Fred Meyer, Inc. From 1979 to 1996, he held various roles of increasing responsibility at Thrifty Payless Holdings, Inc., including Executive Vice President and Chief Financial Officer from 1993 to 1996. Mr. Jessick began his career as a Certified Public Accountant for Peat, Marwick, Mitchell & Co. He currently serves on the Boards of WKI Holding Company, Inc. (audit committee chair and compensation committee member), Big 5 Sporting Goods Corporation (audit committee chair and nominating committee member), and Rite Aid Corporation (audit committee chair).

Clive Kahn has served as a Director and as a member of the Audit Committee and Corporate Governance and Nominating Committee of our Board since April 30, 2007. Mr. Kahn, a chartered accountant, has served since August 2007 as the Chief Executive Officer of Cardsave Group, Ltd., a provider of point of sale terminals and credit card processing facilities. Prior to that, Mr. Kahn was the Chief Executive Officer of Travelex Limited. Prior to becoming Chief Executive Officer, Mr. Kahn was the Chief Financial Officer of Travelex Limited. Mr. Kahn was employed by Travelex for 21 years. Prior to his employment with Travelex, Mr. Kahn practiced as a chartered accountant with the firm of BDO Stoy Hawyard.

Michael Kooper has served as a Director and as a member of the Human Resources and Compensation Committee of our Board since January 30, 2008. Since November 2004, Mr. Kooper has been the Area Chairman of Gallagher Benefit Services, Inc., a benefits consulting firm. From December 1998 until November 2004, Mr. Kooper was the President of The Kooper Group, a benefits consulting firm.

Ronald McLaughlin has served as a Director and as a member of the Audit Committee and Corporate Governance and Nominating Committee of our Board since January 30, 2008. Mr. McLaughlin founded Chapman Inc. in 2000 and since that time has worked with a variety of clients, directly and through Chapman Inc. or a partnership with McLaughlin-Moses on a diverse array of mandates, including raising investment capital, strategic government relations and developing strategic alternatives for businesses that would benefit from effective partnering with the Canadian government. From 1997 to 2000, Mr. McLaughlin was the Chief of Staff for the Premier of the Province of Ontario.

Kenneth Schwenke has served as a Director and as a member of the Corporate Governance and Nominating Committee of our Board and as the Chairman of the Human Resources and Compensation Committee of our Board since September 2006. Mr. Schwenke served as a member of the Audit Committee of our board from September 2006 until April 30, 2007. Since May 2008, Mr. Schwenke has served as the Managing Director of Gravitas LLC, an executive search and management consulting firm. From September 2001 until July 1, 2007, Mr. Schwenke was the CEO and Founder of Off-Campus Dining Network, LLC. From 1996 through 2001, Mr. Schwenke served as the Senior Vice President of Human Resources for Aramark, Inc. Prior to obtaining that position, Mr. Schwenke served as the Vice President of Human Resources for the global division of Aramark, Inc., from 1995 through 1996. From 1994 through 1995 Mr. Schwenke served as an area director in the department of Human Resources for Honeywell, Inc., formerly known as AlliedSignal, Inc. From 1992 through 1994 Mr. Schwenke served as the director of Human Resources for Honeywell, Inc.

DESCRIPTION OF OTHER INDEBTEDNESS

The following summarizes the material provisions of certain of our indebtedness in addition to the indebtedness represented by the exchange notes. This summary is not a complete description of such indebtedness. The description of our senior secured credit facility is qualified in its entirety by reference to the provisions of the credit agreement governing the terms of our senior secured credit facility and related agreements, as amended as part of the Transactions. The summary of the terms of Parent’s 2.875% senior convertible notes due 2027 is qualified in its entirety by reference to the provisions of the Indenture dated June 27, 2007, governing the terms thereof. The summary of the terms of Parent’s 3.00% senior convertible notes due 2028 is qualified in its entirety to the provisions of the Indenture dated December 21, 2009, governing the terms thereof.

Senior Secured Credit Facility

Our senior secured credit facility, as amended as part of the Transactions, consists of:

•	a senior secured revolving credit facility with DFG, as the borrower, in an aggregate amount of $75.0 million (against which there was outstanding indebtedness of $14.2 million and $13.6 million of outstanding letters of credit as of March 31, 2010), which we refer to as the U.S. Revolving Facility;

•	a senior secured revolving credit facility in an aggregate amount of CDN $28.5 million, which we refer to as the Canadian Revolving Facility, with National Money Mart Company, as the borrower;

•	senior secured term loans with National Money Mart Company, as the borrower, in an aggregate principal amount of $14.3 million as of March 31, 2010, which we refer to as the Canadian Term Loans; and

•	senior secured term loans with Dollar Financial U.K. Limited, as the borrower, consisting of a $2.0 million tranche and a €1.6 million tranche of term loans as of March 31, 2010, which we refer to as the U.K. Term Loans.

We refer to loans under our U.S. Revolving Facility and our Canadian Revolving Facility collectively as our “revolving loans,” our U.K. Term loans and our Canadian term loans collectively as our “term loans,” and our revolving loans and term loans collectively as our “loans.”

We, along with certain of our direct and indirect domestic subsidiaries, guarantee all of the obligations under our U.S. Revolving Facility. We, along with substantially all of our domestic and foreign direct and indirect subsidiaries, also guarantee all of the obligations under our Canadian Revolving Facility and our term loans. The obligations of the respective borrowers and guarantors under the senior secured credit facility are secured by substantially all the assets of such borrowers and guarantors.

Giving effect to the amendments to our senior secured credit facility and the prepayment of approximately $350.0 million of outstanding borrowings under the term loan portion of our senior secured credit facility with the proceeds from the offering of the old notes, a portion of our U.S. Revolving Facility (approximately $7.5 million) and a portion of our Canadian Revolving Facility (approximately CDN $2.7 million) will terminate October 30, 2011 and a portion of our term loans (approximately $1.6 million) will mature on October 30, 2012. The remainder of our U.S. Revolving Facility (approximately $67.5 million), Canadian Revolving Facility (approximately CDN $25.8 million) and term loans (approximately $17.1 million) will mature on December 31, 2014.

As a result of convertible note exchange and repurchase transactions described below under “— Exchanges and Repurchases of Senior Convertible Notes”, the maturity date for approximately $16.9 million of the our obligations under the term loan portions of our senior secured credit facility, as amended and restated on December 23, 2009, is affirmed to be December 31, 2014 (with the maturity date for the remaining $1.6 million of our obligations under the term loans remaining October 30, 2012).

Prior to maturity, the term loans amortize in equal quarterly installments in an amount equal to 0.25% of the original principal amount of the applicable term loan.

The interest rates for our loans are calculated in accordance with the terms of our senior secured credit facility and may vary from time to time at our option. The interest rate options for our revolving loans depend on our consolidated leverage ratio. Under the amended credit agreement:

•	the interest rate options for our U.S. revolving loans are (i) a LIBOR based rate, not less than 2.00%, plus a margin ranging from 325 to 375 basis points, in the case of revolving loans under the portion of our U.S. Revolving Facility terminating in 2011, and ranging from 450 to 500 basis points in the case of revolving loans under the portion of our U.S. Revolving Facility terminating in 2014, or (iii) a rate based on the greater of the prime rate and the federal funds rate plus 0.5%, but not less than 3.00% (the “ABR Rate”), plus a margin ranging from 225 to 275 basis points in the case of revolving loans under the portion of our U.S. Revolving Facility terminating in 2011, and ranging from 350 to 400 basis points in the case of revolving loans under the portion of our U.S. Revolving Facility terminating in 2014.

•	The interest rate options for our Canadian revolving loans are (i) a CDOR based rate, not less than 2.00%, plus a margin ranging from 325 to 375 basis points, in the case of revolving loans under the portion of our Canadian Revolving Facility terminating in 2011, and ranging from 450 to 500 basis points in the case of revolving loans under the portion of our Canadian Revolving Facility terminating in 2014, or (ii) a floating rate based on the greater of the prime rate and a one month CDOR rate, but not less than 3.00% plus a margin ranging from 225 to 275 basis points in the case of revolving loans under the portion of our Canadian Revolving Facility terminating in 2011, and ranging from 350 to 400 basis points in the case of revolving loans under the portion of our Canadian Revolving Facility terminating in 2014.

•	The interest rate options for our Canadian term loans is a LIBOR based rate, not less than 2.00%, plus a margin of 375 basis points in the case of Canadian term loans maturing in 2012, or 500 basis points in the case of Canadian term loans maturing in 2014; or the ABR Rate plus a margin of 275 basis points in the case of Canadian term loans maturing in 2012, or 400 basis points in the case of Canadian term loans maturing in 2014.

•	The interest rate options for our dollar denominated U.K. term loans is a LIBOR based rate, not less than 2.00%, plus a margin of 375 basis points in the case of dollar denominated U.K. term loans maturing in 2012, or 500 basis points in the case of dollar denominated U.K. term loans maturing in 2014; or the ABR Rate plus a margin of 275 basis points in the case of dollar denominated U.K. term loans maturing in 2012, or 400 basis points in the case of dollar denominated U.K. term loans maturing in 2014.

•	The interest rate options for our Euro denominated U.K. term loans is a Euribor based rate, not less than 2.00%, plus a margin of 375 basis points in the case of Euro denominated U.K. term loans maturing in 2012, or 500 basis points in the case of Euro denominated U.K. term loans maturing in 2014.

The amended credit agreement governing our senior secured credit facility contains customary covenants, representations and warranties and events of default.

The provisions of our senior secured credit facility include restrictions on our ability to repay, redeem, repurchase or otherwise retire the notes prior to their scheduled maturity.

The foregoing description of our senior secured credit facility is qualified in its entirety by reference to the provisions of the amended credit agreement and other related documents, which are incorporated by reference into this prospectus.

Exchanges and Repurchases of Senior Convertible Notes

On December 21, 2009, Parent commenced the closing of privately negotiated exchange transactions with several holders of its senior convertible notes. In the transaction, $120.0 million in aggregate principal amount of Parent’s existing 2.875% senior convertible notes due 2027, which we refer to in this prospectus as the 2027 notes, were exchanged for an equal principal amount of Parent’s new 3.00% senior convertible notes due 2028, which such transactions we refer to collectively as the convertible note exchange.

In February 2010, Parent repurchased $35.2 million aggregate principal amount of the 2027 notes in privately negotiated transactions with three of the holders of the 2027 notes. The aggregate purchase price paid in the transactions for the repurchased 2027 notes was $32,032,000.

As a result of the repurchase transactions and the convertible note exchange, $44.8 million aggregate principal amount of the 2027 notes remains outstanding as of March 31, 2010.

2.875% Senior Convertible Notes due 2027

On June 27, 2007, Parent issued $200.0 million aggregate principal amount of its 2.875% senior convertible notes due 2027. The 2027 notes are general unsecured obligations and rank equally in right of payment with all of the other existing and future obligations of Parent that are unsecured and unsubordinated. The 2027 notes bear interest at the rate of 2.875% per year, payable every June 30 and December 31, beginning December 31, 2007. The 2027 notes mature on June 30, 2027, unless earlier converted, redeemed or repurchased. Holders of the 2027 notes may require Parent to repurchase in cash some or all of the 2027 notes at any time before the maturity of these notes following a fundamental change as defined in the indenture dated June 27, 2007.

The indenture includes a “net share settlement” provision that allows Parent, upon redemption or conversion, to settle the principal amount of the senior convertible notes in cash and the additional conversion value, if any, in shares of its common stock. Holders of the 2027 notes may convert their senior convertible notes based on an initial conversion rate of 25.7759 shares per $1,000 principal amount of the 2027 notes, subject to adjustment, prior to stated maturity under the following circumstances:

•	during any calendar quarter commencing after September 30, 2007, if the closing sale price of Parent’s common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;

•	during the five business day period following any five consecutive trading day period in which the trading price of the 2027 notes for each day of such period was less than 98.0% of the product of the closing sale price per share of Parent’s common stock on such day and the conversion rate in effect for the 2027 notes on each such day;

•	if the 2027 notes have been called for redemption; at any time on or after December 31, 2026; or

•	upon the occurrence of specified corporate transactions as described in the indenture governing the 2027 notes.

If a fundamental change, as defined in the indenture, occurs prior to December 31, 2014 and a holder elects to convert its 2027 notes in connection with such transaction, Parent will pay a make-whole provision, as defined in the indenture.

On or after December 31, 2012, but prior to December 31, 2014, Parent may redeem for cash all or part of the 2027 notes, if during any period of 30 consecutive trading days ending not later than December 31, 2014, the closing sale price of a share of its common stock is for at least 120 trading days within such period of 30 consecutive trading days greater than or equal to 120% of the conversion price on each such day. On or after December 31, 2014, Parent may redeem for cash all or part of the 2027 notes, upon at least 30 but not more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of 2027 notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the 2027 notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, up to but excluding the redemption date.

Holders of the 2027 notes have the right to require Parent to purchase all or a portion of the 2027 notes on December 31, 2012, December 31, 2014, June 30, 2017, and June 30, 2022 (each of which are referred to as the purchase date). The purchase price payable will be equal to 100% of the principal amount of the notes to be purchase plus any accrued and unpaid interest, including any additional amounts, up to but excluding the purchase date.

If Parent undergoes a fundamental change, as defined in the indenture, before maturity of the 2027 notes, holders will have the right, subject to certain conditions, to require it to repurchase for cash all or a portion of the 2027 notes at a repurchase price equal to 100% of the principal amount of the 2027 notes being repurchased, plus accrued and unpaid interest, including any additional amounts, up to but excluding the date of repurchase.

Upon conversion, Parent will have the option to either deliver:

•	cash equal to the lesser of the aggregate principal amount of the 2027 notes to be converted ($1,000 per note) or the total conversion value and shares of its common stock in respect of the remainder, if any, of the conversion value over the principal amount of the senior convertible notes; or

•	shares of its common stock to the holders, calculated at the initial conversion price, which is subject to any of the conversion price adjustments discussed above at any time before December 31, 2026.

3.00% Senior Convertible Notes due 2028

In connection with the convertible note exchange transaction described above, Parent issued $120.0 million aggregate principal amount of its 3.00% senior convertible notes due 2028, which we refer to in this prospectus as the 2028 notes.

The 2028 notes are general unsecured obligations and rank equally in right of payment with all of the other existing and future obligations of Parent that are unsecured and unsubordinated. The 2028 notes bear interest at the rate of 3.00% per year, payable every April 1 and October 1, beginning April 1, 2010. The 2028 notes mature on April 1, 2028, unless earlier converted, redeemed or repurchased. Holders of the 2028 notes may require Parent to repurchase in cash some or all of the 2028 notes at any time before the maturity of these notes following a fundamental change as defined in the indenture dated December 21, 2009.

The indenture includes a “net share settlement” provision that allows Parent, upon redemption or conversion, to settle the principal amount of the senior convertible notes in cash and the additional conversion value, if any, in shares of its common stock. Holders of the senior convertible notes may convert their 2028 notes based on an initial conversion rate of 34.5352 shares per $1,000 principal amount of senior convertible notes, subject to adjustment, prior to stated maturity under the following circumstances:

•	during any calendar quarter commencing after December 31, 2009, if the closing sale price of Parent’s common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;

•	during the five business day period following any five consecutive trading day period in which the trading price of the 2028 notes for each day of such period was less than 98.0% of the product of the closing sale price per share of Parent’s common stock on such day and the conversion rate in effect for the senior convertible notes on each such day;

•	if the 2028 notes have been called for redemption at any time on or after April 1, 2027; or

•	upon the occurrence of specified corporate transactions as described in the indenture governing the 2028 notes.

If a fundamental change, as defined in the indenture, occurs prior to April 1, 2015 and a holder elects to convert its senior convertible notes in connection with such transaction, Parent will pay a make-whole provision, as defined in the indenture governing the 2028 notes.

On or after April 1, 2013, but prior to April 1, 2015, Parent may redeem for cash all or part of the 2028 notes, if during any period of 30 consecutive trading days ending not later than April 1, 2015, the closing sale price of a share of its common stock is for at least 120 trading days within such period of 30 consecutive trading days greater than or equal to 120% of the conversion price on each such day. On or after April 1, 2015, Parent may redeem for cash all or part of the 2028 notes, upon at least 30 but not more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of 2028 notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the 2028 notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, up to but excluding the redemption date.

Holders of the 2028 notes have the right to require Parent to purchase all or a portion of the 2028 notes on April 1, 2015, April 1, 2018, and April 1, 2023 (each of which are referred to as the purchase date). The purchase price payable will be equal to 100% of the principal amount of the notes to be purchase plus any accrued and unpaid interest, including any additional amounts, up to but excluding the purchase date.

If Parent undergoes a fundamental change, as defined in the indenture governing the 2028 notes, before maturity of the senior convertible notes, holders will have the right, subject to certain conditions, to require it to repurchase for cash all or a portion of the senior convertible notes at a repurchase price equal to 100% of the principal amount of the senior convertible notes being repurchased, plus accrued and unpaid interest, including any additional amounts, up to but excluding the date of repurchase.

Upon conversion, Parent will have the option to either deliver:

•	cash equal to the lesser of the aggregate principal amount of the 2028 notes to be converted ($1,000 per note) or the total conversion value and shares of its common stock in respect of the remainder, if any, of the conversion value over the principal amount of the 2028 notes; or

•	shares of its common stock to the holders, calculated at the initial conversion price, which is subject to any of the conversion price adjustments discussed above at any time before April 1, 2027.

10.375% Senior Notes due 2016

On December 23, 2009, National Money Mart Company issued $600.0 million aggregate principal amount of old notes under an indenture dated December 23, 2009 among National Money Mart Company, Parent and certain of its domestic and Canadian subsidiaries parties thereto, as guarantors, and U.S. Bank National Association, as trustee. As a result of the convertible note exchange and repurchase transactions described above under “— Exchanges and Repurchases of Senior Convertible Notes”, the maturity date of the old notes is affirmed to be, and the maturity date for the exchange notes will be, December 15, 2016.

THE EXCHANGE OFFER

Terms of the Exchange Offer

General

We issued the old notes on December 23, 2009 in an offering made pursuant to Rule 144A and Regulation S under the Securities Act. We sold the old notes to the initial purchasers pursuant to a purchase agreement, dated December 10, 2009, among Issuer, the guarantors of the notes and the initial purchasers. Under the purchase agreement, each holder of the old notes was entitled to the benefits of the registration rights agreement, dated December 23, 2009, between us, the guarantors and the initial purchasers.

Pursuant to the registration rights agreement, we agreed to file an exchange offer registration statement with the SEC on the appropriate form under the Securities Act within 90 days of the closing date of the offering of the old notes, which was December 23, 2009, to use our reasonable best efforts to have it declared effective within 180 days of the closing date of the offering and to consummate the exchange offer within 30 business days after the registration statement is declared effective by the SEC. If we consummate this exchange offer within the requisite time period, holders of the old notes will not have any further registration rights, except as provided below, and the old notes will continue to be subject to certain restrictions on transfer. This prospectus, together with the letter of transmittal, is first being sent on or about June 14, 2010 to all beneficial holders of the old notes known to us.

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which, together, constitute the exchange offer), we will accept for exchange old notes that are properly tendered on or prior to the expiration date and not withdrawn as permitted below. Holders may tender some or all of their old notes pursuant to the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of old notes accepted in the exchange offer. The exchange notes will evidence the same debt as the old notes and will be issued under the same indenture. The term “expiration date” means the expiration date set forth on the cover page of this prospectus, unless we extend the exchange offer, in which case the term “expiration date” means the latest date to which the exchange offer is extended.

Based on no-action letters issued by the staff of the SEC to third parties, we believe that holders of the exchange notes issued in exchange for old notes may offer for resale, resell and otherwise transfer the exchange notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the exchange notes are acquired in the ordinary course of the holder’s business, the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the exchange notes. A broker-dealer that acquired old notes directly from us cannot exchange the old notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information on the staff’s position, we refer you to the following no-action letters: Exxon Capital Holdings Corporation, available April 13, 1988; Morgan Stanley & Co. Incorporated, available June 5, 1991; and Shearman & Sterling, available July 2, 1993.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where old notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution” for additional information.

We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice of the acceptance of such notes to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the exchange notes from us and delivering the exchange notes to such holders.

If any tendered old notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under “— Conditions” without waiver by us, certificates for any such unaccepted old notes will be returned without expense, to the tendering holder of any such old notes as promptly as practicable after the expiration date.

Holders of old notes who tender in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See “— Fees and Expenses.”

Shelf Registration Statement

If:

(1) because of any change in law or in applicable interpretations thereof by the staff of the SEC, we are not permitted to effect the exchange offer;

(2) the exchange offer is not consummated by September 20, 2010;

(3) any of the initial purchasers so requests with respect to notes not eligible to be exchanged for exchange notes in the exchange offer and held by it following consummation of the exchange offer; or

(4) any holder (other than certain broker-dealers and the initial purchasers) is not eligible to participate in the exchange offer or, in the case of any holder (other than certain broker-dealers and the initial purchaser) that participates in the exchange offer, such holder does not receive freely tradable exchange notes on the date of the exchange and any such holder so requests, we will, at our cost, as promptly as practical (but in no event more than 30 days after being so requested or required):

(1) file with the SEC a shelf registration statement to register for public resale the old notes held by any such holder who provides us with certain information for inclusion in such shelf registration statement;

(2) use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

(3) use our reasonable best efforts to keep the shelf registration statement continuously effective until the earlier of two years from the date of its effectiveness or the time when all of the applicable old notes have been sold pursuant to the shelf registration statement or are no longer restricted securities (as defined in Rule 144 under the Securities Act).

A holder that sells old notes pursuant to the shelf registration statement generally must be named as a selling security holder in the related prospectus, must deliver a prospectus to purchasers and will be subject to the civil liability provisions under the Securities Act in connection with these sales. A seller of old notes will also be bound by the applicable provisions of the registration rights agreement, including indemnification obligations.

Increase in Interest Rate

The registration rights agreement provides that:

(1) if the registration statement, of which this prospectus is a part, is not declared effective by the SEC on or prior to June 21, 2010;

(2) if the exchange offer is not consummated on or before the 30th business day after the registration statement is declared effective;

(3) if we are obligated to file a shelf registration statement and we fail to file any such shelf registration statement with the SEC on or prior to the 30th day after such filing obligation arises;

(4) if we are obligated to file a shelf registration statement and any such shelf registration statement is not declared effective on or prior to the 60th day after the obligation to file a shelf registration statement arises; or

(5) if the registration statement or any shelf registration statement, as the case may be, is declared effective but thereafter ceases to be effective or it or its related prospectus ceases to be useable (in certain circumstances) in connection with resales of the exchange notes or the old notes, as the case may be, for such time of non-effectiveness or non-usability, then we will pay liquidated damages to each holder of notes, with respect to the first 90-day period immediately following the occurrence of such event in an amount equal to 0.25% per annum of the principal amount of notes held by such holder. The amount of the liquidated damages will increase by an additional 0.25% per annum of the principal amount of notes with respect to the second 90-day period immediately following the occurrence of such event and will increase to an amount equal to 1.00% per annum thereafter until all such registration defaults have been cured.

All accrued liquidated damages will be paid by us on each interest payment date to the holder of any global note by wire transfer of immediately available funds and to holders of certificated notes in the manner set forth above under the caption “Description of Notes — Principal, Maturity and Interest.” Following the cure of all such registration defaults, the accrual of liquidated damages will cease.

The sole remedy available to the holders of the old notes will be the immediate increase in the interest rate on the old notes as described above. Any amounts of additional interest due as described above will be payable in cash on the same interest payments dates as the old notes.

Expiration Date; Extensions; Amendment

We will use our reasonable best efforts to cause the registration statement to be effective continuously and to cause the exchange offer to be consummated no later than the 30 business days after it is declared effective by the SEC. We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date on which notice of the exchange offer is mailed to the holders of the old notes.

We reserve the right:

(a) to delay accepting any old notes, to extend the exchange offer or to terminate the exchange offer and not accept old notes not previously accepted if any of the conditions set forth under “— Conditions” shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving oral or written notice of such delay, extension or termination to the exchange agent, or

(b) to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the old notes.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice. If such delay in acceptance, extension, termination or amendment constitutes a material change to the exchange offer, we promptly will disclose such amendment in a manner reasonably calculated to inform the holders, and we will extend the exchange offer as required by applicable law. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during such extension period. In the event that we decide to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, no later than 9:00 a.m., New York City time, on or prior to the next business day after the previously scheduled expiration date.

Without limiting the manner in which we may choose to make a public announcement of any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise or otherwise communicate any such announcement, other than by making a timely release to an appropriate news agency.

Procedures for Tendering

To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by instruction 2 of the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile or an agent’s message in lieu of a letter of transmittal in connection with a book entry transfer, together with the old notes or a book-entry confirmation of the transfer thereof and any other required documents. To be validly tendered, such documents must reach the exchange agent before 5:00 p.m., New York City time, on the expiration date. Delivery of the old notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent, forming a part of a confirmation of a book-entry transfer, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the old notes that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant.

The tender by a holder of old notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their respective brokers, dealers, commercial banks, trust companies or nominees to effect such tender for such holders.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent before 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or old notes should be sent to us.

Only a holder of old notes may tender old notes in the exchange offer. The term “holder” with respect to the exchange offer means any person in whose name old notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

Any beneficial holder whose old notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on its behalf. If such beneficial holder wishes to tender on its own behalf, such registered holder must, prior to completing and executing the letter of transmittal and delivering its old notes, either make appropriate arrangements to register ownership of the old notes in such holder’s name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an “eligible institution,” unless the old notes are tendered:

(a) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

(b) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, such guarantee must be by an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes such person to tender the old notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority so to act must be submitted with the letter of transmittal.

All questions as to the validity, form, eligibility, including time of receipt and withdrawal of the tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which, in the opinion of counsel for us, would be unlawful. We also reserve the right to waive any irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of old notes, nor shall any of us or them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of such old notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion to:

(a) purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as set forth under “— Conditions,” to terminate the exchange offer in accordance with the terms of the registration rights agreement; and

(b) to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

By tendering, each holder will acknowledge and represent to us that, among other things:

(a) the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder or other person designated by the holder;

(b) neither such holder nor such other person designated by the holder is engaged in or intends to engage in a distribution of the exchange notes;

(c) neither such holder nor such other person designated by the holder has any arrangement or understanding with any person to participate in the distribution of such exchange notes; and

(d) such holder or other person is not our “affiliate,” as defined under Rule 405 of the Securities Act, or, if such holder or other person is such an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the old notes at The Depository Trust Company for the purpose of facilitating the exchange offer, and subject to the establishment of such accounts, any financial institution that is a participant in The Depository Trust Company’s system may make book-entry delivery of old notes by causing The Depository Trust Company to transfer such old notes into the exchange agent’s account with respect to the old notes in accordance with The Depository Trust Company’s procedures for such transfer. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent’s account at The Depository Trust Company, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, or an agent’s message in lieu of the letter of transmittal, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where old notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution” for additional information.

Guaranteed Delivery Procedures

Holders who wish to tender their old notes; and

(a) whose old notes are not immediately available; or

(b) who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

(1) the tender is made through an eligible institution;

(2) prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the old notes, the certificate number or numbers of such old notes and the principal amount of old notes tendered, stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, the letter of transmittal, or facsimile thereof or agent’s message in lieu of the letter of transmittal, together with the certificate(s) representing the old notes to be tendered in proper form for transfer or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3) such properly completed and executed letter of transmittal (or facsimile thereof) or agent’s message in lieu of the letter of transmittal together with the certificate(s) representing all tendered old notes in proper form for transfer or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal Rights

Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. However, where the expiration date has been extended, tenders of old notes previously accepted for exchange as of the original expiration date may not be withdrawn.

To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent as its address set forth in this prospectus prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

(a) specify the name of the depositor, who is the person having deposited the old notes to be withdrawn;

(b) identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes or, in the case of old notes transferred by book-entry transfer, the name and number of the account at The Depository Trust Company to be credited;

(c) be signed by the depositor and include any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the old notes register the transfer of such old notes into the name of the depositor withdrawing the tender; and

(d) specify the name in which any such old notes are to be registered, if different from that of the depositor.

Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect to the old notes withdrawn unless the old notes so withdrawn are validly retendered. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, which determination will be final and binding on all parties. Any old notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time prior to the expiration date.

Conditions

Notwithstanding any other terms of the exchange offer, and subject to our obligations under the registration rights agreement, we will not be required to accept for exchange, or exchange, any exchange notes for any old notes, and may terminate or amend the exchange offer before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the SEC.

If we determine in our reasonable discretion that the foregoing condition exists, we may:

(1) refuse to accept any old notes and return all tendered old notes to the tendering holders;

(2) extend the exchange offer and retain all old notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered such old notes to withdraw their tendered old notes; or

(3) waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered old notes which have not been withdrawn. If such waiver constitutes a material change to the exchange offer, we will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

Exchange Agent

U.S. Bank National Association has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to U.S. Bank National Association addressed as follows:

By Telephone: (800) 934-6802

By Facsimile: (651) 495-8158 Attn: Specialized Finance Confirm by Telephone: (800) 934-6802	By Overnight Courier and by Hand
before 4:30 p.m. on the
Expiration Date:
U.S. Bank National Association
Corporate Trust Services
60 Livingston Avenue
St. Paul, Minnesota 55107
Attention: Specialized Finance	By Registered or Certified Mail: U.S. Bank National Association Corporate Trust Services 60 Livingston Avenue St. Paul, Minnesota 55107 Attention: Specialized Finance

Delivery of the letter of transmittal to an address other than as set forth above or transmission of instructions via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

U.S. Bank National Association is also the trustee under the indenture.

Fees and Expenses

We have agreed to bear the expenses of the exchange offer pursuant to the registration rights agreement. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing such services.

The cash expenses to be incurred in connection with the exchange offer will be paid by us. Such expenses include fees and expenses of U.S. Bank National Association as exchange agent, accounting and legal fees and printing costs, among others.

Accounting Treatment

The exchange notes will be recorded as the same debt obligation as the old notes as reflected in our accounting records. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the exchange notes will be amortized over the term of the notes.

Consequences of Failure to Exchange

Holders of old notes who are eligible to participate in the exchange offer but who do not tender their old notes will not have any further registration rights, and their old notes will continue to be subject to restrictions on transfer. Accordingly, such old notes may be resold only:

(1) to us, upon redemption of these notes or otherwise;

(2) so long as the old notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A;

(3) in accordance with Rule 144 under the Securities Act, or under another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel reasonably acceptable to us;

(4) outside the United States in an offshore transaction meeting the requirements of Rule 904 under the Securities Act; or

(5) under an effective registration statement under the Securities Act;

in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

We do not believe that the receipt of any material federal or state regulatory approvals will be necessary in connection with the exchange offer, other than the effectiveness of the registration statement of which this prospectus is a part.

Other

Participation in the exchange offer is voluntary and holders of old notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the old notes are urged to consult their financial and tax advisors in making their own decision on what action to take with respect to the exchange offer.

DESCRIPTION OF THE NOTES

National Money Mart Company issued the old notes on December 23, 2009, and will issue the exchange notes, under the indenture dated December 23, 2009 among itself, Parent, the Subsidiary Guarantors and U.S. Bank National Association, as Trustee. The exchange notes will evidence the same debt as the old notes. Consequently, the old notes and the exchange notes will be treated as a single class of securities under the indenture. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

Any referenced to “notes” in this section refers to both the exchange notes and any old notes that remain outstanding following the completion of the exchange offering, unless the context otherwise requires.

Certain capitalized terms used in this description are defined under the caption “— Certain Definitions.” In this description, the term “Issuer” refers only to National Money Mart Company and not to any of its Subsidiaries or parent companies, and the term “Company” refers only to Dollar Financial Corp. and not to any of its Subsidiaries.

The following description is a summary of the material provisions of the indenture. It does not restate those agreements in their entirety and we urge you to read them because they, not this description, define your rights as holders of the notes. You may request copies of these agreements at our address set forth under the heading “Where You Can Find More Information.”

General

The notes:

•	are senior unsecured obligations of the Issuer;

•	rank equal in right of payment with all existing and future unsubordinated and unsecured Indebtedness of the Issuer;

•	rank senior in right of payment to all existing and future subordinated Indebtedness of the Issuer; and

•	are effectively junior to any Indebtedness of the Issuer, including Indebtedness under the Credit Agreement, which is secured by assets of the Issuer to the extent of the value of the assets securing such Indebtedness.

The notes are fully and unconditionally Guaranteed on a joint and several basis by the Company and each Restricted Subsidiary of the Company (other than the Issuer) that is a Domestic Subsidiary and that guarantees Indebtedness under the Credit Agreement. Each Guarantee of the notes:

•	is a senior unsecured obligation of the applicable Guarantor;

•	ranks equal in right of payment with all existing and future unsubordinated Indebtedness of the applicable Guarantor;

•	ranks senior in right of payment to all existing and future subordinated Indebtedness of the applicable Guarantor; and

•	is effectively junior to any Indebtedness of such Guarantor, including Indebtedness under the Credit Facility, which is secured by assets of such Guarantor to the extent of the value of the assets securing such Indebtedness.

Not all Restricted Subsidiaries guarantee the Issuer’s obligations under the notes or the Guarantors’ obligations under the Guarantees of the notes. Therefore, the notes are effectively subordinated to the existing and future liabilities of the non-guarantor Subsidiaries, including trade creditors, secured creditors and other creditors holding debt and Guarantees issued by such non-guarantor Subsidiaries, as well as claims of preferred and minority stockholders (if any) of such non-guarantor Subsidiaries. None of (i) the Foreign Subsidiaries, (ii) the Domestic Subsidiaries that are not guarantors under the Credit Agreement, (iii) the Unrestricted Subsidiaries or (iv) any Receivables Subsidiary guarantee the notes. See “Risk Factors — Risks Related to the Exchange Notes and Our Indebtedness — Your right to receive payments on the exchange notes could be adversely affected if any of our non-guarantor subsidiaries declares bankruptcy, liquidate or reorganize.”

The notes are effectively subordinated to all existing and future secured indebtedness of the Issuer, the Company and the Subsidiary Guarantors. As of March 31, 2010, giving effect to the Transactions, the Issuer, the Company and the Subsidiary Guarantors have approximately $18.7 million aggregate principal amount of senior secured Indebtedness outstanding, and an additional $96.7 million that they would have been able to borrow under their senior secured Indebtedness, to which the notes would have been effectively subordinated to the extent of the value of the collateral. For fiscal year 2009 and the nine months ended March 31, 2010, giving effect to the Transactions, our Subsidiaries that are not Guarantors had total revenue of $138.7 million and $148.6 million, respectively, and as of March 31, 2010, those Subsidiaries had assets of $369.4 million and debt and total liabilities of $77.9 million (including inter-company balances).

The indenture permits the Issuer, the Company and its Subsidiaries to Incur additional Indebtedness, including secured Indebtedness, in the future.

Principal, Maturity and Interest

•	The Issuer will issue up to an aggregate principal amount of $600.0 million of exchange notes in the exchange offer in exchange for a like aggregate principal amount of old notes. The exchange notes will evidence the same debt as the old notes.

•	The notes will mature on December 15, 2016.

•	The old notes were issued, and the new notes will be issued, in denominations of $1,000 and integral multiples thereof.

•	The notes bear interest at the rate of 10.375% per annum from the most recent date to which interest has been paid or, if no interest has been paid, from December 23, 2009. The Issuer will pay interest on the notes semi-annually, in arrears, every June 15 and December 15, commencing on June 15, 2010 to holders of record on the immediately preceding June 1 and December 1. Interest on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months. For purposes of the Interest Act (Canada), the yearly rate of interest that is equivalent to the rate payable hereunder is the rate payable multiplied by the actual number of days in the year and divided by 360.

The Issuer will pay principal of, premium, if any, and interest (including any Additional Interest) on the notes:

•	at the office or agency maintained for that purpose;

•	at its option, by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of the notes; or

•	with respect to notes represented by Global Notes the holders of which have provided the Issuer with wire transfer instructions, by wire transfer of immediately available funds to the account or accounts specified.

Until the Issuer designates another office or agency, its office or agency for the payment of principal of, premium, if any, and interest (including any Additional Interest) on the notes will be the corporate trust office of the Trustee.

Subject to the covenants described below, the Issuer may, without the consent of the holders of the notes, issue additional notes (“Additional Notes”) under the indenture having the same terms in all respects as the notes, or similar in all respects to the notes except for the payment of interest on the notes (1) scheduled and paid prior to the date of issuance of those Additional Notes or (2) payable on the first interest payment date following that date of issuance. The notes and any Additional Notes would be treated as a single class for all purposes under the indenture, including waivers, amendments, redemptions, offers to purchase and with respect to the Guarantees. Unless the context otherwise requires, for all purposes of the indenture and this “Description of the Notes,” references to “notes” include any Additional Notes actually issued.

Guarantees

The notes are fully and unconditionally Guaranteed on a joint and several basis by the Company and the Subsidiary Guarantors. Military Financial Services, LLC and its subsidiaries will fully and unconditionally

Guarantee the notes after becoming Guarantors under the Credit Agreement. The indenture limits Indebtedness and other Guarantees that may be Incurred by the Guarantors.

The obligations of each Subsidiary Guarantor under its Guarantee of the notes are limited in a manner intended to prevent such Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. See “Risk Factors — Risks Related to the Exchange Notes and Our Indebtedness — Dollar Financial Corp. and certain of its direct and indirect wholly owned U.S. and Canadian subsidiaries will Guarantee the exchange notes on a senior unsecured basis. Federal, state and provincial statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.”

Except as provided in agreements governing the Issuer’s and certain of the Company’s Subsidiaries’ other Indebtedness and in “— Certain Covenants” below, the Issuer and the Company are not restricted from selling or otherwise disposing of any Equity Interests of any Guarantor.

In the event of:

(1) the defeasance or discharge of the notes in accordance with the terms of the indenture;

(2) a sale or other disposition of all or substantially all of the assets of a Subsidiary Guarantor, by way of merger, consolidation, amalgamation or otherwise, to a Person or a group of Persons that is not (either before or after giving effect to such transaction) a Restricted Subsidiary, if the sale or other disposition complies with the covenant described under “— Repurchase at the Option of Holders — Asset Sales” or, to the extent applicable, with the provisions described under “Certain Covenants — Merger, Consolidation or Sale of Assets”;

(3) a sale or other disposition of all of the Capital Stock of a Subsidiary Guarantor, including by way of merger, consolidation, amalgamation or otherwise, to a Person or a group of Persons that is not (either before or after giving effect to such transaction) a Restricted Subsidiary, if the sale or other disposition complies with the covenant described under “— Repurchase at the Option of Holders — Asset Sales” or, to the extent applicable, with the provisions described under “Certain Covenants — Merger, Consolidation or Sale of Assets”; or

(4) the designation of any Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the terms of the indenture;

that Subsidiary Guarantor (and any of its Subsidiaries that are Guarantors) will be released and relieved of any obligations under its Guarantee of the notes in each case as permitted by the indenture.

Optional Redemption

Except as set forth below, the Issuer is not entitled to redeem the notes at its option prior to December 15, 2013.

On and after December 15, 2013, the Issuer may redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior written notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on December 15 of each of the years set forth below.

Year	Percentage

2013	105.188%
2014	102.594%
2015 and thereafter	100.000%

Prior to December 15, 2012, the Issuer may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture at a redemption price of 110.375% of the principal amount of the notes redeemed, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date if:

•	such redemption is made with the proceeds of one or more Public Equity Offerings (provided that if the Public Equity Offering is an offering by the Company, a portion of the net cash proceeds thereof equal to the amount required to redeem such notes is contributed to the common equity capital of the Issuer or advanced or paid to the Issuer in a manner not otherwise prohibited by the indenture;

•	at least 65% of the aggregate principal amount of the notes issued under the indenture remain outstanding immediately after the occurrence of such redemption (excluding notes held by the Company or any of its Subsidiaries); and

•	the redemption occurs within 90 days of such Public Equity Offering.

Prior to December 15, 2013, the Issuer is entitled at its option to redeem some or all of the notes at a redemption price equal to 100% of the principal amount of the notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.

“Applicable Premium” means with respect to a note at any redemption date, the greater of (i) 1.00% of the principal amount of such note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such note on December 15, 2013 (such redemption price being described in the second paragraph in this “— Optional Redemption” section exclusive of any accrued interest) plus (2) all required remaining scheduled interest payments due on such note through December 15, 2013 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such note on such redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after December 15, 2013, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes from the redemption date to December 15, 2013, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to 2013.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

“Reference Treasury Dealer” means Credit Suisse Securities (USA) LLC and its successors and assigns and two other nationally recognized investment banking firms selected by the Company that are primary U.S. Government securities dealers.

“Reference Treasury Dealer Quotations” means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

Tax Redemption

The Issuer may, at its option, at any time redeem in whole but not in part the notes at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date) if it has or would become obligated to pay any Additional Amounts (as defined herein) in respect of the notes as a result of:

(a) any change in or amendment to the laws (or regulations promulgated thereunder) of any Taxing Jurisdiction, or

(b) any change in or amendment to any official position regarding the application or interpretation of such laws or regulations,

and, in the case of either (a) or (b), which change or amendment is announced or is effective on or after the date of the indenture (“Change in Law”). See “— Additional Amounts.” In addition, in the event of any announced or prospective change or amendment, the Issuer may provide notice of such a redemption conditioned upon the effectiveness of such change or amendment. See “— Selection and Notice.”

Additional Amounts

The indenture provides that payments made by or on behalf of the Issuer under or with respect to the notes will be made free and clear of and without withholding or deduction for or on account of any Taxes imposed or levied by or on behalf of a Taxing Jurisdiction, unless the Issuer, the Company or any Subsidiary Guarantor is required by law to withhold or deduct Taxes from any payment made under or with respect to the notes or by the interpretation or administration thereof. If, as a result of any Change in Law, the Issuer, the Company or any Subsidiary Guarantor is so required to withhold or deduct any amount for or on account of Taxes imposed or levied on behalf of a Taxing Jurisdiction from any payment made under or with respect to the notes, the Issuer, the Company or such Subsidiary Guarantor will pay to each holder of notes that are outstanding on the date of the required payment, such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received by such holder (including the Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder of the notes (an “Excluded Holder”):

(a) with which the Issuer, the Company or such Subsidiary Guarantor does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment,

(b) which is subject to such Taxes by reason of its being connected with the relevant Taxing Jurisdiction otherwise than by the mere acquisition, holding or disposition of the notes or the Guarantee or the receipt of payments thereunder,

(c) which is subject to such Taxes by reason of the holder’s or beneficial owner’s failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes, or

(d) any combination of the above items.

The Issuer, the Company and the Subsidiary Guarantors will also:

(a) make such withholding or deduction, and

(b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Issuer, with respect to payments under the notes, and the Company and the Subsidiary Guarantors, with respect to payments under their Guarantees, will furnish to the Trustee, or cause to be furnished to the Trustee, within 60 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing that such payment has been made by the Issuer, the Company or any such

Subsidiary Guarantor or if no tax receipt is issued by the relevant taxing authority, other documents informing the Trustee that such payment has been made. The Trustee shall make such evidence available upon the written request of any holder of the notes that are outstanding on the date of any such withholding or deduction.

The Issuer, with respect to payments under the notes, and the Company and the Subsidiary Guarantors, with respect to payments under their Guarantees, will indemnify and hold harmless each holder of notes that are outstanding on the date of the required payment (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of:

(a) any Taxes so levied or imposed by or on behalf of a Taxing Jurisdiction as a result of a Change in Law and paid by such holder as a result of payments made under or with respect to the notes and any liability (including penalties, interest and expense) arising therefrom or with respect thereto, and

(b) any Taxes imposed with respect to any reimbursement under clause (a) above so that the net amount received by such holder after such reimbursement will not be less than the net amount such holder would have received if such reimbursement had not been imposed.

At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if the Issuer, the Company or any such Subsidiary Guarantor becomes obligated to pay Additional Amounts with respect to such payment, the Issuer, the Company or such Subsidiary Guarantor will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable, and the amounts so payable and will set forth such other information as is necessary to enable the Trustee to pay such Additional Amounts to the holders of the notes on the payment date. Whenever in the indenture there is mentioned, in any context:

(a) the payment of principal (and premium, if any),

(b) purchase prices in connection with a repurchase of notes,

(c) interest, or

(d) any other amount payable on or with respect to any of the notes,

such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

Except as described below under the captions “— Repurchase at the Option of Holders — Change of Control” and “— Asset Sales,” the Issuer is not required to make mandatory redemption or sinking fund payments or offers to purchase with respect to the notes. The Issuer, the Company or any Subsidiary of the Company may at any time and from time to time purchase notes in the open market or otherwise.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the Trustee will select the notes for redemption as follows:

•	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

•	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No notes of $1,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional; provided, however, that any notice of redemption with respect to a tax redemption as described under “— Tax Redemption” above may be given conditional on an announced or prospective change or amendment set forth in clause (a) or (b) under “— Tax Redemption” actually becoming effective.

If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount of that note to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, unless the Issuer defaults in the payment of the redemption price, interest and Additional Interest, if any, will cease to accrue on the principal amount of the notes or portions of notes called for redemption and for which funds have been set aside for payment.

Repurchase at the Option of Holders

Change of Control

Upon the occurrence of a Change of Control, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all of the outstanding notes as described under “Optional Redemption,” each holder of notes will have the right to require the Issuer to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s notes pursuant to the offer described below at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all of the outstanding notes as described under “Optional Redemption,” the Issuer will mail a notice to each holder with a copy to the Trustee (the “Change of Control Offer”) stating:

•	that a Change of Control has occurred and that such holder has the right to require the Issuer to purchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

•	the circumstances and relevant facts regarding such Change of Control;

•	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

•	the instructions, as determined by the Issuer, consistent with the covenant described hereunder, that a holder must follow in order to have its notes purchased.

The Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

On a date that is at least 30 but no more than 60 days from the date on which the Issuer mails notice of the Change of Control (the “Change of Control Payment Date”), the Issuer will, to the extent lawful:

•	accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

•	deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Issuer.

The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company (and therefore, the Issuer) and thus the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Issuer and the initial purchasers. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described below under the captions “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, “— Liens” and “— Sale and Leaseback Transactions.” Such restrictions can only be waived with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction.

The definition of “Change of Control” includes a phrase relating to the sale, conveyance, transfer, lease or other disposition of “all or substantially all” of the assets of the Company and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Issuer to repurchase such notes as a result of a sale, conveyance, transfer, lease or other disposition of less than all of the assets of the Company and its Subsidiaries, taken as a whole, to another Person may be uncertain.

The provisions under the indenture relating to the Issuer’s obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the notes).

Asset Sales

The indenture provides that the Company may not, and may not permit any of its Restricted Subsidiaries to, make any Asset Sale unless:

•	the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets or Equity Interests issued or sold or otherwise disposed of; and

•	at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents;

provided that the amount of:

•	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Guarantee thereof) that are assumed by the transferee of any such assets pursuant to any arrangement releasing the Company or such Restricted Subsidiary from further liability; and

•	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted within 180 days by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received in that conversion), will be deemed to be cash for purposes of this provision.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale by the Company or a Restricted Subsidiary, the Company or such Restricted Subsidiary may apply such Net Proceeds at its option:

•	to permanently reduce secured or equally-ranked Indebtedness of the Company, the Issuer or any Guarantor (and to correspondingly reduce commitments with respect thereto);

•	to permanently reduce Indebtedness of a Restricted Subsidiary that is not a Guarantor (and to correspondingly reduce commitments with respect thereto), other than Indebtedness owed to the Company, the Issuer or another Subsidiary; or

•	to the making of a capital expenditure or the acquisition of a controlling interest in another business or other assets, in each case, that are used or useful in a Similar Business or that replace the assets that are the subject of such Asset Sale.

Pending the final application of any such Net Proceeds, the Company or a Restricted Subsidiary may temporarily reduce Indebtedness under the Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested (by election or as a result of the passage of time) as provided in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Issuer will be required to make an offer (an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is equally-ranked with the notes, and containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other equally-ranked indebtedness that may be purchased out of the Excess Proceeds. The offer price for such Asset Sale Offer shall be an amount in cash equal to 100% of the principal amount thereof (or, in the event such equally-ranked indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase (or, in respect of equally ranked indebtedness, such lesser price, if any, as may be provided for by the terms of such equally-ranked indebtedness), in accordance with the procedures set forth in the indenture and the instrument or instruments governing such other equally-ranked Indebtedness, respectively. To the extent that the aggregate amount of notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company and its Restricted Subsidiaries may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes surrendered by holders thereof exceeds the amount of the Excess Proceeds, the Trustee will select the notes to be purchased on a pro rata basis based upon principal balance. Upon completion of such offer to purchase, the amount of Excess Proceeds will be reset at zero.

The provisions under the indenture relative to our obligation to make an offer to repurchase the notes as a result of an Asset Sale may be waived or modified with the written consent of the holders of a majority in principal amount of the notes (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the notes).

General

We will comply, to the extent applicable, with the requirements of Section 14(e) of, and Rule 14e-l under, the Exchange Act and any other securities laws and regulations thereunder in connection with the repurchase of the notes as a result of a Change of Control or Asset Sale. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the indenture, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the indenture by virtue of our compliance with such securities laws or regulations.

The Credit Agreement prohibits us from purchasing any notes upon a Change of Control or an Asset Sale, and also provides that the occurrence of certain change of control events with respect to us would constitute a default thereunder. In the event a Change of Control or Asset Sale occurs at a time when we are prohibited from purchasing the notes, we may seek the consent of our lenders under the Credit Agreement to the purchase of the notes or may attempt to refinance or repay the borrowings that contain such prohibition. If we do not obtain such consent or refinance or repay such borrowings, we will remain prohibited from purchasing the notes. In such case, our failure to offer to purchase the notes would constitute a Default under the indenture, which would, in turn, constitute a default under the Credit Agreement.

Future Indebtedness that we Incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or an Asset Sale or require the repurchase of such Indebtedness upon a Change of Control or Asset Sale. Moreover, the exercise by the holders of their right to require us to repurchase their notes could cause a default under such Indebtedness, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of the notes following the occurrence of a Change of Control or an Asset Sale may be limited by our then existing financial resources. See “Risk Factors — Risks Related to the Exchange Notes and Our Indebtedness — The exchange notes will be subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the notes following a change of control.”

Certain Covenants

Restricted Payments

The indenture provides that the Company may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly,

(1) declare or pay any dividend on, or make any other payment or distribution in respect of, its Equity Interests (including any dividend or distribution payable in connection with any merger, consolidation or amalgamation involving the Company or any Restricted Subsidiary) or similar payment to the direct or indirect holders thereof in their capacity as such (other than any dividends or distributions payable solely in its Equity Interests (other than Disqualified Stock) and dividends or distributions payable to the Company or any Restricted Subsidiary (and, if such Restricted Subsidiary has stockholders other than the Company or other Restricted Subsidiaries, to its other stockholders on no more than a pro rata basis);

(2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company held by any Person or any Equity Interests of any Restricted Subsidiary held by any Affiliate of the Company (in each case other than held by the Company or a Restricted Subsidiary), including in connection with any merger, consolidation or amalgamation and including the exercise of any option to exchange any Equity Interests (other than into Equity Interests of the Company that are not Disqualified Stock);

(3) make any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to the scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Indebtedness that is subordinated to the notes or any Guarantee thereof (other than the purchase, repurchase or other acquisition of such Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition); or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in paragraph (a) under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2) through (9) of the next succeeding paragraph), is, at the time of determination, less than the sum of:

(A) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing October 1, 2009 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(B) 100% of the aggregate net cash proceeds received by the Company from the issuance or sale of its Equity Interests (other than Disqualified Stock) subsequent to the date of the indenture (other than an issuance or sale to a Subsidiary of the Company) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the date of the indenture, plus

(C) the amount by which the principal amount of any Indebtedness of the Company or a Restricted Subsidiary is reduced upon the conversion or exchange (other than by a Restricted Subsidiary) subsequent to the date of the indenture of any Indebtedness of the Company or a Restricted Subsidiary convertible or exchangeable for Equity Interests (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company or a Restricted Subsidiary upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the net cash proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding net cash proceeds from sales to a Restricted Subsidiary; plus

(D) the amount equal to the sum of (x) the net reduction in the Restricted Investments made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale or other disposition of such Investment and proceeds representing the return of capital (excluding dividends and distributions to the extent included in Consolidated Net Income), in each case realized by the Company or any Restricted Subsidiary, and (y) in the event that any Unrestricted Subsidiary is re-designated as a Restricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum will not exceed, in the case of any such Person, the amount of Restricted Investments previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

(2) any Restricted Payment made in exchange for, or with the net cash proceeds from, the substantially concurrent sale of Equity Interests of the Company (other than any Disqualified Stock and other than Equity Interests issued or sold to a Subsidiary of the Company) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided that the net cash proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from clause (4)(c)(B) of the preceding paragraph;

(3) the defeasance, redemption, repurchase, retirement or other acquisition of subordinated Indebtedness in exchange for, or with the net cash proceeds from, an Incurrence of Permitted Refinancing Debt;

(4) so long as no Default has occurred and is continuing, the redemption, repurchase, retirement or other acquisition for value of any Equity Interests of the Issuer, the Company or any Restricted Subsidiary of the Company held by employees, former employees, directors, former directors, consultants or former consultants of the Company (or any of its Subsidiaries); provided that the aggregate amount of such repurchases and other acquisitions (excluding amounts representing cancellation of Indebtedness) shall not exceed $10.0 million in any fiscal year and $25.0 million in the aggregate (in each case plus the amount of net cash and proceeds received by the Company and its Restricted Subsidiaries (a) in respect of “key-man” life insurance and (b) from the issuance of Equity Interests by the Company to members of management of the Company and its Subsidiaries, to the extent that those amounts did not provide the basis for any previous Restricted Payment);

(5) payments of dividends on Disqualified Stock issued pursuant to the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6) repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options;

(7) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this caption (as determined in good faith by the Board of Directors);

(8) payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (5) of paragraph (b) of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(9) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to provisions similar to those described under the captions “Repurchase at the Option of Holders — Change of Control” and “Repurchase at the Option of Holders — Asset Sales”; provided that all notes tendered by holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value; or

(10) Restricted Payments in an amount which, when taken together with all Restricted Payments previously made pursuant to this clause (10) and then outstanding, does not exceed $25.0 million.

The amount of all Restricted Payments (other than cash) will be the fair market value (evidenced by a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate delivered to the Trustee) on the date of the Restricted Payment of the assets proposed to be transferred by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

As of the date of this prospectus, all of the Subsidiaries of the Company will be Restricted Subsidiaries, except for (i) We The People USA, Inc. and We The People LLC, each of which has been designated an Unrestricted Subsidiary, and (ii) each of DFS Acquisition Services, Inc., Military Financial Services, LLC and Dealers’ Financial Services, LLC, each of which is expected to become a Guarantor shortly after the completion of the exchange offer. The Company and the Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time pursuant to the covenant described under “— Restricted Payments” or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

(a) The indenture provides that the Company may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Debt) and the Company may not issue any Disqualified Stock and may not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Issuer, the Company and any Subsidiary Guarantor may Incur Indebtedness (including Acquired Debt) and the Company may issue shares of Disqualified Stock and the Issuer and any Subsidiary Guarantor may issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net cash proceeds therefrom, including the effect of acquisitions or repayments or redemptions of Indebtedness to be funded by such proceeds), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period.

(b) The foregoing provisions do not apply to:

(1) the Incurrence by the Company, the Issuer or any Restricted Subsidiary (including any Guarantees thereof) of Indebtedness pursuant to Credit Facilities in an aggregate principal amount not to exceed as of any date of Incurrence the sum of (A) $250.0 million, plus (B) in the event of any refinancing of any such Indebtedness, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing;

(2) the Incurrence by the Issuer, the Company and the Subsidiary Guarantors of Indebtedness represented by the notes (other than any Additional Notes) and the related Guarantees and the exchange notes and the related Guarantees to be issued pursuant to the registration rights agreement;

(3) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness (including Capital Lease Obligations, mortgage financings or purchase money obligations) Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property (real or personal), plant or equipment used in the business of the Company or such Restricted Subsidiary that, added to all other Indebtedness Incurred pursuant to this clause (3) and then outstanding, will not exceed the greater of $25.0 million and 2.5% of Total Assets;

(4) the Incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Debt in exchange for, or the net cash proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was Incurred pursuant to paragraph (a) or pursuant to clause (2), (9) or this clause (4);

(5) the Incurrence of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (1) any such Indebtedness owing by the Company, the Issuer or a Subsidiary Guarantor to a Restricted Subsidiary that is not a Guarantor is expressly subordinated to the payment in full of all obligations with respect to the notes, in the case of the Issuer, or the Guarantees of the notes, in the case of a Guarantor, and (2)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company, the Issuer or a Restricted Subsidiary thereof and (B) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be;

(6) Guarantees by the Company or any Restricted Subsidiary of Indebtedness of the Company or any Restricted Subsidiary otherwise permitted hereunder so long as such Restricted Subsidiary giving such Guarantee could have Incurred the Indebtedness that is being Guaranteed;

(7) the Incurrence by the Company or any of its Subsidiaries of Hedging Obligations that are Incurred for the purpose of fixing or hedging (A) interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this indenture to be outstanding or (B) currency exchange risk in connection with existing financial obligations and not for purposes of speculation;

(8) the Incurrence by the Company or any of its Subsidiaries of Earn-out Obligations in an aggregate amount not to exceed $10.0 million at any time outstanding;

(9) the Incurrence of Existing Indebtedness (other than Indebtedness described in clause (1), (2) or (5) of this covenant);

(10) the Incurrence of obligations in respect of letters of credit, bank guarantees, performance, bid and surety bonds and completion guarantees provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(11) the Incurrence by the Company or any of its Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of its Incurrence;

(12) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Company or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged or amalgamated into the Company or a Restricted Subsidiary in accordance with the terms of the indenture; provided, either:

(A) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant, or

(B) the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries is equal to or greater than such ratio immediately prior to such acquisition, merger or amalgamation;

(13) Indebtedness of Foreign Subsidiaries that, when added together with any other Indebtedness incurred under this clause (13) and then outstanding, will not exceed $25.0 million;

(14) the Incurrence by a Receivables Subsidiary of Indebtedness in connection with a Qualified Receivables Transaction in an aggregate principal amount that, when added to all other Indebtedness pursuant to this clause (14) and then outstanding, will not exceed $25.0 million and that is without recourse (other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction) to the Company or any of its Restricted Subsidiaries or any of their respective assets and that is not Guaranteed by the Company or any of its Restricted Subsidiaries;

(15) Indebtedness of the Company or any Restricted Subsidiary consisting of the financing of insurance premiums in the ordinary course of business;

(16) Indebtedness consisting of promissory notes or similar Indebtedness issued by the Company or any Restricted Subsidiary to current, future or former officers, directors and employees thereof, or to their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or a Restricted Subsidiary to the extent described in clause (4) of the second paragraph under the caption “Restricted Payments”;

(17) Indebtedness incurred on behalf of, or representing Guarantees of Indebtedness of, joint ventures of the Company or any Restricted Subsidiary not in excess of $15.0 million at any time outstanding; and

(18) the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness, or issuance of Disqualified Stock (in addition to Indebtedness or Disqualified Stock permitted by any other clause of this paragraph) in an aggregate principal amount (or accreted value, as applicable) that, when added to all other Indebtedness Incurred pursuant to this clause (18) and then outstanding, will not exceed $15.0 million.

(c) For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (1) through (18) of the immediately preceding paragraph or under paragraph (a) of this covenant, the Company shall, in its sole discretion, divide and classify such item of Indebtedness in any manner that complies with this covenant and will only be required to include the amount and type of such Indebtedness in one of such clauses or pursuant to paragraph (a) of this covenant, and may re-classify any such item of Indebtedness from time to time among such clauses or the first paragraph of this covenant, so long as such item meets the applicable criteria for such category. For avoidance of doubt, Indebtedness may be classified as Incurred in part pursuant to one of the clauses (1) through (18) above, and in part under one or more other clauses or under paragraph (a) of this covenant. Indebtedness outstanding on the date of the indenture under the Credit Agreement shall be treated as Incurred pursuant to clause (1) above.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Accrual of interest and dividends, accretion of accreted value, issuance of securities paid-in-kind, amortization of original issue discount, changes to amounts outstanding in respect of Hedging Obligations solely as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder shall not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.

Liens

The indenture provides that the Company may not, and may not permit the Issuer or any Guarantor to, directly or indirectly, Incur or permit to exist any Lien (other than Permitted Liens) on any of its property or assets (including Capital Stock of a Subsidiary), whether now owned or hereafter acquired, securing any Indebtedness (the “Initial Lien”) without effectively providing that the notes, or in the case of an Initial Lien on any property or assets of any Guarantor, the Guarantee of such Guarantor, shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Any such Lien thereby created in favor of the notes or any Guarantee will be automatically and unconditionally released and discharged upon (i) the release and discharge of each Initial Lien to which it relates, (ii) in the case of any such Lien in favor of any such Subsidiary Guarantee, upon the termination and discharge of such Subsidiary Guarantee in accordance with the terms of the indenture or (iii) any sale, exchange or transfer otherwise permitted pursuant to the indenture to any Person other than the Company or a Restricted Subsidiary of the property or assets secured by such Initial Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The indenture provides that the Company may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries with respect to its Capital Stock or any other interest or participation in, or measured by, its profits;

(2) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(3) make any loans or advances to the Company or any of its Restricted Subsidiaries; or

(4) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the foregoing restrictions do not apply to encumbrances or restrictions existing under or by reason of:

(1) any agreements in effect or entered into on the date of the indenture, including agreements governing existing Indebtedness as in effect on the date of the indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the agreements governing such Indebtedness as in effect on the date of the indenture;

(2) the Credit Agreement as in effect as of the date of the indenture (giving effect to any amendment effected prior to or as of the date of the indenture), and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof and any additional Credit

Facilities permitted under the Indenture; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or additional facilities are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Credit Agreement as in effect on the date of the indenture;

(3) the indenture, the notes and the Guarantees;

(4) applicable law and any applicable rule, regulation or order;

(5) customary non-assignment provisions in leases, licenses or other agreements entered into in the ordinary course of business;

(6) purchase money obligations that impose restrictions of the nature described in clause (4) of the preceding sentence on the property so acquired;

(7) any agreement for the sale or other disposition of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of Equity Interests or assets of such Subsidiary;

(8) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(9) Liens that limit the right of Company or any of its Subsidiaries to dispose of the asset or assets subject to such Lien;

(10) customary provisions in partnership, joint venture, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(11) Permitted Refinancing Debt, provided that the restrictions contained in the agreements governing such Permitted Refinancing Debt are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(12) any such encumbrance or restriction with respect to any Restricted Subsidiary that is not a Subsidiary Guarantor pursuant to an agreement governing Indebtedness incurred by such Restricted Subsidiary, (i) if the encumbrances and restrictions contained in any such agreement or instrument taken as a whole are not materially more restrictive to the holders of the notes than the encumbrances and restrictions contained in the agreements described in clauses (1) and (2) above (as determined in good faith by the Company), or (ii) if such encumbrance or restriction is not materially more restrictive to the holders of the notes than is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction will not materially affect the Company’s ability to make the principal or interest payments on the notes or (y) such encumbrance or restriction applies only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(14) restrictions created in connection with any Qualified Receivables Transaction that, in the good faith determination of the Board of Directors of the Company, are customary and necessary to effect that Qualified Receivables Transaction.

Merger, Consolidation or Sale of Assets

(a) The Company.  The indenture provides that the Company may not, in any transaction or series of related transactions amalgamate, consolidate or enter into a statutory plan of arrangement with or merge with or into (whether or not the Company survives), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the property and assets of the Company and its Subsidiaries, taken as a whole, to any Person, unless:

(1) either:

(A) if the transaction or series of transactions is a consolidation of the Company with or a merger, amalgamation or statutory plan of arrangement of the Company with or into any other Person, the Company shall be the surviving Person of such merger, consolidation, amalgamation or statutory plan of arrangement; or

(B) the Person formed by any consolidation, merger, amalgamation or statutory plan of arrangement with or into the Company, or to which all or substantially all of the properties and assets of the Company and its Subsidiaries, taken as a whole, as the case may be, are sold, assigned, conveyed, transferred, leased or otherwise disposed of shall be a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such Person shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company under the notes and the indenture and, in each case, the indenture, as so supplemented, shall remain in full force and effect; and

(2) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (including any Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing; and

(3) at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable period (but without giving effect to the costs and expenses of such transaction), either (A) the Company or the successor entity to the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in paragraph (a) of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (B) the Company’s Fixed Charge Coverage Ratio would be greater than its Fixed Charge Coverage Ratio immediately prior to giving effect to such transaction.

The foregoing requirements do not apply to any transaction or series of transactions involving the sale, assignment, conveyance, transfer, lease or other disposition of any properties or assets by any Subsidiary to any Subsidiary Guarantor, or the consolidation, merger, amalgamation or statutory plan of arrangement of any Subsidiary with or into any other Subsidiary Guarantor or the Company.

In connection with any consolidation, merger, amalgamation, statutory plan of arrangement, sale, assignment, conveyance, transfer, lease or other disposition contemplated by the foregoing provisions, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance satisfactory to the Trustee, an Officers’ Certificate stating that such consolidation, merger, amalgamation, statutory plan of arrangement, sale, assignment, conveyance, transfer, lease or other disposition and the supplemental indenture in respect thereof comply with the requirements of the indenture and an Opinion of Counsel. Each such Officers’ Certificate shall set forth the manner of determination of the Company’s compliance with clause (3) of the preceding paragraph.

The successor entity shall succeed to, and be substituted for, and may exercise every right and power of the predecessor company under the indenture, and the predecessor company shall (except in the case of a lease) be released from all its obligations and covenants under the indenture and the notes.

(b) The Issuer.  The indenture provides that the Issuer may not, in any transaction or series of related transactions, merge or consolidate with or into (whether or not the Issuer survives), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to, any Person, unless:

(1) either:

(A) if the transaction or series of transactions is a consolidation of the Issuer with or a merger, amalgamation or statutory plan of arrangement of the Issuer with or into any other Person, the Issuer shall be the surviving Person of such consolidation, merger, amalgamation or statutory plan of arrangement; or

(B) the Person formed by any consolidation, merger, amalgamation or statutory plan of arrangement with or into the Issuer, or to which all or substantially all of the properties and assets of the Issuer and its Subsidiaries, taken as a whole, as the case may be, are sold, assigned, conveyed, transferred, leased or otherwise disposed of shall be a corporation, partnership, limited liability company or trust organized and existing under the laws of Canada or a province or territory thereof and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Issuer under the notes and the indenture and, in each case, the indenture, as so supplemented, shall remain in full force and effect; and

(2) immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (including any Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing.

The foregoing requirements do not apply to any transaction or series of transactions involving the sale, assignment, conveyance, transfer, lease or other disposition of any properties or assets by any Subsidiary to any Subsidiary Guarantor, or the consolidation, merger, amalgamation or statutory plan of arrangement of any Subsidiary with or into any other Subsidiary Guarantor or the Company.

In connection with any consolidation, merger, amalgamation, statutory plan of arrangement, sale, assignment, conveyance, transfer, lease or other disposition contemplated by the foregoing provisions, the Issuer shall deliver, or cause to be delivered, to the Trustee, in form and substance satisfactory to the Trustee, an Officers’ Certificate stating that such consolidation, merger, amalgamation, statutory plan of arrangement, sale, assignment, conveyance, transfer, lease or other disposition and the supplemental indenture in respect thereof comply with the requirements of the indenture and an Opinion of Counsel.

The successor entity shall succeed to, and be substituted for, and may exercise every right and power of the predecessor company under the indenture, and the predecessor company shall (except in the case of a lease) be released from all its obligations and covenants under the indenture and the notes.

(c) The Subsidiary Guarantors.  The indenture provides that subject to certain limitations in the indenture governing release of a Subsidiary Guarantor upon the sale or disposition of a Restricted Subsidiary that is a Guarantor, each Subsidiary Guarantor may not, in any transaction or series of related transactions merge or consolidate with or into (whether or not such Subsidiary Guarantor survives), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to, any Person, unless either:

(1) either:

(A) if the transaction or series of transactions is a consolidation of such Subsidiary Guarantor with or a merger, amalgamation or statutory plan of arrangement of such Subsidiary Guarantor with or into any other Person, such Subsidiary Guarantor shall be the surviving Person of such consolidation, merger, amalgamation or statutory plan of arrangement; or

(B) the Person formed by any consolidation, merger, amalgamation or statutory plan of arrangement with or into such Subsidiary Guarantor, or to which all or substantially all of the properties and assets of such Subsidiary Guarantor and its Subsidiaries, taken as a whole, as the case may be, are sold, assigned, conveyed, transferred, leased or otherwise disposed of shall be a corporation, partnership, limited liability company or trust organized and existing under the laws of such Subsidiary Guarantor’s original jurisdiction of organization and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of such Subsidiary Guarantor under the notes and the indenture and, in each case, the indenture, as so supplemented, shall remain in full force and effect; or

(2) the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders — Asset Sales.”

The foregoing requirements do not apply to any transaction or series of transactions involving the sale, assignment, conveyance, transfer, lease or other disposition of any properties or assets by any Subsidiary to any Subsidiary Guarantor, or the consolidation, merger, amalgamation or statutory plan of arrangement of any Subsidiary with or into any other Subsidiary Guarantor, the Issuer or the Company.

In connection with any consolidation, merger, amalgamation, statutory plan of arrangement, sale, assignment, conveyance, transfer, lease or other disposition contemplated by clause (1) of the foregoing provisions, such Subsidiary Guarantor shall deliver, or cause to be delivered, to the Trustee, in form and substance satisfactory to the Trustee, an Officers’ Certificate stating that such consolidation, merger, amalgamation, statutory plan of arrangement, sale, assignment, conveyance, transfer, lease or other disposition and the supplemental indenture in respect thereof comply with the requirements of the indenture and an Opinion of Counsel.

The successor entity shall succeed to, and be substituted for, and may exercise every right and power of the predecessor company under the indenture, and the predecessor company shall (except in the case of a lease) be released from all its obligations and covenants under the indenture and the notes.

Transactions with Affiliates

The indenture provides that the Company may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, exchange, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2) if such Affiliate Transaction involves an amount in excess of $10.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction has determined in good faith that the criteria set forth in clause (1) are satisfied and has approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors of the Company set forth in an Officers’ Certificate; and

(3) if such Affiliate Transaction or series of related Affiliate Transactions involves an amount in excess of $20.0 million, an opinion as to the fairness to the holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing or is not materially more restrictive to the Company and its Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a person who was not an Affiliate.

The foregoing provisions will not apply to the following:

(a) any employment agreement or compensation plan or arrangement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary;

(b) transactions between or among the Company and/or its Restricted Subsidiaries;

(c) the payment of Earn-out Obligations pursuant to agreements entered into at such time as the recipient of such payments was not an Affiliate of the Company or such Restricted Subsidiary;

(d) any agreement existing on the date of the indenture, as in effect on the date of the indenture, or as modified, amended or amended and restated by any modification, amendment or amendment and restatement made in compliance with the applicable provisions of clauses (1), (2) and (3) above;

(e) reasonable compensation of, and indemnity arrangements in favor of, directors of the Company and its Subsidiaries;

(f) loans or advances to employees in the ordinary course of business of the Company or its Subsidiaries, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time, and cancellation or forgiveness of such loans or advances;

(g) the issuance or sale of any Equity Interests (other than Disqualified Stock) of the Company;

(h) Restricted Payments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments” and Permitted Investments; and

(i) transfer of accounts receivable, or participations therein, in connection with any Qualified Receivables Transaction.

Sale and Leaseback Transactions

The indenture provides that the Company may not, and may not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction with respect to any property unless:

(1) the Company or such Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction pursuant to the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (B) Incur a Lien on such property securing such Attributable Debt without equally and ratably securing the notes pursuant to the covenant described above under the caption “— Liens;”

(2) the net proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors of the Company and set forth in an Officers’ Certificate delivered to the Trustee) of the property that is the subject of such Sale and Leaseback Transaction; and

(3) the transfer of assets in such Sale and Leaseback Transaction is permitted by, and the Company applies the Net Proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

The foregoing provisions do not apply to transactions among the Company and any of the Guarantors, among Guarantors or among Subsidiaries of the Company that are not Guarantors.

Additional Subsidiary Guarantees

The indenture provides that the Company will cause each Domestic Subsidiary (other than an Unrestricted Subsidiary or a Receivables Subsidiary) that (1) guarantees any Credit Facility of the Company, the Issuer or a Subsidiary Guarantor or (2) Incurs any Ineligible Indebtedness to become a Subsidiary Guarantor, and, if applicable, to execute a Guarantee and deliver an Opinion of Counsel, in accordance with the terms of the indenture; provided that the foregoing provision shall not apply to any Subsidiary to the extent that the Company delivers an Opinion of Counsel stating that such Subsidiary is unable to execute a Guarantee of the notes by reason of any legal or regulatory prohibition or restriction.

SEC Reports

Whether or not the Issuer is required to file reports with the SEC, for so long as any notes are outstanding, the Issuer will file with the SEC all such reports and other information as it would be required to file with the SEC by Sections 13(a) or 15(d) under the Exchange Act if it were subject thereto; provided that so long as the Company is a Guarantor of the notes (or the exchange notes) and is permitted by the provisions of the Exchange Act, the reports, information and other documents required to be filed and provided as described hereunder may, at the Issuer’s option, be filed by and be those of the Company rather than the Issuer; provided further that the Company shall include in such report, information or other document the information required by Regulation S-X with respect to the Issuer.

In addition, the Company and the Issuer will furnish to the holders of the notes and to prospective investors, upon request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest on, or Additional Interest or Additional Amounts, if any, with respect to, the notes;

(2) default in payment when due of the principal of any note when due at maturity, upon optional redemption, upon required purchase, upon acceleration or otherwise;

(3) failure by the Company or the Issuer to comply with its obligations under “— Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4) failure by the Issuer, the Company or any of its Restricted Subsidiaries to comply for 30 days after receipt of notice with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control” (other than a failure to purchase the notes), “— Asset Sales” (other than a failure to purchase the notes), “— Certain Covenants — Restricted Payments,” “— Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” “— Liens,” “— Dividend and Other Payment Restrictions Affecting Subsidiaries,” “— Transactions with Affiliates,” “— Sale and Leaseback Transactions,” “— Additional Subsidiary Guarantees,” and “— SEC Reports;”

(5) failure to perform any other covenant or agreement of the Issuer, the Company or any of its Subsidiaries under the indenture or the notes continued for 60 days after written notice to the Company or the Issuer by the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;

(6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer, the Company or any of its Significant Subsidiaries (or the payment of which is Guaranteed by the Issuer, the Company or any of its Significant Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, which default (A) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness on or prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”) or (B) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates in excess of $10.0 million (or its foreign currency equivalent);

(7) failure by the Issuer, the Company or any of its Significant Subsidiaries to pay final judgments which are non-appealable aggregating in excess of $15.0 million (or its foreign currency equivalent), which judgments are not paid, discharged or stayed for a period of 60 days following such judgment becoming final, and in the event such judgment is covered by insurance, any enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(8) except as permitted by the indenture, any Guarantee of the notes shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guarantee of the notes; and

(9) certain events of bankruptcy or insolvency with respect to the Issuer, the Company or any of its Significant Subsidiaries.

If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Issuer, the Company, any Significant Subsidiary or any group of Subsidiaries that taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of at least a majority in aggregate principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, interest or Additional Interest, if any) if it determines that withholding notice is in their interest.

The holders of at least a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal, premium, if any, interest or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration).

In the event of any Event of Default specified in clause (5) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Senior Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose the Company delivers an Officer’s Certificate to the Trustee stating that:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default;

(3) the annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction; and

(4) all existing Events of Default, except nonpayment of principal, premium or interest on the notes that became due solely because of the acceleration of the notes, have been cured or waived.

The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the indenture and the Issuer is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee or stockholder of the Issuer or any Guarantor, as such, shall have any liability for any obligations of the Issuer or any Guarantor under the notes, the Guarantees of the notes, the indenture or the registration rights agreement, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the notes. Such waiver may not be effective to waive liabilities under the U.S. federal securities laws, Canadian securities or other corporate laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The indenture, the Guarantees of the notes, the registration rights agreement and the notes are governed by, and construed in accordance with, the laws of the State of New York without regard to the conflict of laws principles thereof.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect (except as to surviving rights and immunities of the Trustee and rights of registration and transfer or exchange of Notes, as expressly provided for in the indenture) as to all outstanding notes if:

(a) (1) the Issuer will have paid or caused to be paid the principal of, premium, if any, interest and Additional Interest, if any, as and when the same will have become due and payable, (2) all outstanding notes (except lost stolen or destroyed notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (3) an irrevocable notice of redemption has been delivered in accordance with the terms of the indenture with respect to all outstanding notes and the Issuer has made an irrevocable deposit with the Trustee, in trust of cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient to pay the principal or premium, if any, interest and Additional Interest, if any, on the outstanding notes on the applicable redemption date;

(b) the Issuer has paid all other sums payable by it under the indenture; and

(c) the Issuer has delivered an Officers’ Certificate and an Opinion of Counsel stating that all conditions have been met.

Defeasance

The indenture provides that, at the Issuer’s option:

(1) if applicable, the Issuer will be discharged from any and all obligations in respect of the outstanding notes; or

(2) if applicable, the Issuer may omit to comply with certain restrictive covenants, and that such omission shall not be deemed to be a Default or an Event of Default under the indenture and the notes;

in either case (1) or (2) upon irrevocable deposit with the Trustee, in trust, of cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of, premium, if any, interest and Additional Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the notes arc being defeased to Stated Maturity or to a particular redemption date. With respect to clause (2), the obligations under the indenture (other than with respect to such covenants) and the Events of Default (other than the Events of Default relating to such covenants) shall remain in full force and effect.

Such trust may only be established if, among other things:

(a) with respect to clause (1), the Issuer shall have delivered to the Trustee an Opinion of Counsel confirming that (A) the Issuer has received from, or there has been published by, each of the Internal Revenue Service and the Canada Revenue Agency a ruling or (B) since the date of the indenture, there has been a change in the applicable United States and Canadian federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (2), the Issuer shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for United States and Canadian federal income tax purposes as a result of such deposit and defeasance and will be subject to United States and Canadian federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(b) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(c) such deposit, defeasance and discharge or deposit and defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;

(d) the Issuer must have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be avoidable as a preferential transfer under any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(e) the Issuer must have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of the notes over the other creditors of the Issuer or with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and

(f) the Issuer must have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the indenture relating to the deposit, defeasance and discharge or the deposit and defeasance have been complied with.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. Upon any transfer or exchange, the registrar of the notes and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a holder to pay any taxes and fees required by law or permitted by the indenture. The Issuer is not required to transfer or exchange any note selected for redemption. Also, the Issuer is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. The registered holder of a note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

Except as provided below, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding notes (including consents obtained in connection with purchase of, or tender offer or exchange offer for, the notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of, premium, if any, or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders” prior to the time at which an obligation to make such an offer has arisen);

(3) reduce the rate of or change the time for payment of interest or Additional Interest, if any, on any note;

(4) waive a Default in the payment of principal of, premium, if any, interest or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, premium, if any, interest or Additional Interest, if any, on the notes;

(7) release any Guarantor from any of its obligations under its Guarantee or the indenture, except in accordance with the terms of the indenture;

(8) make any change in the provisions of the Indenture described under “Additional Amounts” that adversely affects the rights of any Noteholder or amend the terms of the Notes or the Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder; or

(9) make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of notes, the Issuer and the Trustee may amend or supplement the indenture or the notes to:

(1) cure any ambiguity, defect or inconsistency or to make a modification of a formal, minor or technical nature or to correct a manifest error;

(2) provide for uncertificated notes in addition to or in place of certificated notes;

(3) comply with the covenant relating to mergers, consolidations, amalgamations and sales of assets;

(4) provide for the assumption of the Issuer’s, the Company’s or any Subsidiary Guarantor’s obligations to holders of notes in the case of a merger, consolidation or amalgamation or sale of all or substantially all of the Company’s assets;

(5) add Guarantees with respect to the notes or to secure the notes;

(6) add to the covenants of the Issuer, the Company or any Subsidiary Guarantor for the benefit of the holders of the notes or surrender any right or power conferred upon the Issuer, the Company or any Subsidiary Guarantor;

(7) make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(8) comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

(9) evidence and provide for the acceptance and appointment under the indenture of a successor trustee pursuant to the requirements thereof;

(10) make any amendment to the provisions of the indenture relating to the transfer and legending of notes as permitted by the indenture, including to facilitate the issuance and administration of the notes; provided, however, that (i) compliance with the indenture as so amended would not result in notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of holders to transfer notes; or

(11) provide for the issuance of Additional Notes, exchange notes or private notes in accordance with the limitations set forth in the indenture.

The consent of holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the indenture becomes effective, we are required to mail to holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Concerning the Trustee

U.S. Bank National Association is the Trustee under the indenture. We have appointed U.S. Bank National Association as Registrar and Paying Agent with regard to the notes.

The indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of at least a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of the notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the indenture.

Book-Entry, Delivery and Form

Except as set forth below, the exchange notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000.

The exchange notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct and indirect participants, which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of and are subject to change by them. The Issuer takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuer that DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between such participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTCs system is also available to other entities such as banks, brokers and dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants of DTC. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of its participants and indirect participants.

DTC has also advised the Issuer that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the participants in the exchange offer with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to participants) or by participants and indirect participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations which are participants or indirect participants. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a person holding a beneficial interest in a Global Note to pledge such interest to persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders thereof under the indenture for any purpose.

Payments in respect of the principal of, premium, if any, interest and Additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder thereof. Under the terms of the indenture, the Issuer and the Trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuer, the Trustee nor any agent of the Issuer or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised the Issuer that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by participants and indirect participants to beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants and will not be the responsibility of DTC, the Issuer or the Trustee. Neither the Issuer nor the Trustee will be liable for any delay by DTC or any participants or indirect participants in identifying the beneficial owners of the notes, and the Issuer and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Issuer that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its participants.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the Issuer that it is unwilling or unable to continue as depositary for the Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Issuer fails to appoint a successor depositary within 90 days thereafter;

(2) the Issuer, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Transfer Restrictions,” unless that legend is not required by applicable law.

Same Day Settlement and Payment

The Issuer will make payments in respect of any notes represented by a Global Note (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the account or accounts specified by DTC as the registered holder of such Global Note. The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person was merged with or into or became a Subsidiary of such specified Person, including Indebtedness Incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person at the time such asset is acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Administrative Agent” means Wells Fargo Bank, National Association, or any successor thereto, as administrative agent under the Credit Facility.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Asset Sale” means:

(1) the sale, lease, transfer, conveyance or other disposition of any assets (including by way of a Sale and Leaseback Transaction) other than sales of inventory in the ordinary course of business consistent with past practices (provided that the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions described under the caption “— Repurchase at the Option of Holders — Asset Sales”); and

(2) the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Restricted Subsidiaries.

In the case of either clause (1) or (2), whether in a single transaction or a series of related transactions:

(A) that have a fair market value in excess of $1.0 million; or

(B) for Net Proceeds in excess of $1.0 million.

Notwithstanding the foregoing, none of the following will be deemed to be an Asset Sale:

(1) a transfer of assets by the Company to the Issuer or a Wholly Owned Subsidiary of the Company that is a Guarantor or by a Subsidiary of the Company to the Company, the Issuer or any Restricted Subsidiary of the Company;

(2) an issuance of Equity Interests by a Subsidiary to the Company or to a Restricted Subsidiary of the Company;

(3) For purposes of the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales” only, a Restricted Payment that is permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment;

(4) the Incurrence of Permitted Liens and the disposition of assets subject to such Liens by or on behalf of the Person holding such Liens;

(5) a transfer of accounts receivable, or participations therein, and related rights and assets in connection with any Qualified Receivables Transaction;

(6) the sale, transfer or other disposition of overdue and delinquent accounts in the ordinary course of business consistent with past practice;

(7) any disposition of cash or Cash Equivalents;

(8) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(9) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;

(10) sales of assets that have become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any of its Restricted Subsidiaries; and

(11) the license of patents, trademarks, copyrights and know-how to third Persons in the ordinary course of business.

“Attributable Debt” in respect of a Sale and Leaseback Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

“Capital Lease Obligation” of any Person means the obligations of such Person to pay rent or other amounts under a lease of (or other Indebtedness arrangements conveying the right to use) real or personal property which are required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person determined in accordance with GAAP and the amount of such obligations shall be the capitalized amount thereof in accordance with GAAP and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease or other arrangement prior to the first date upon which such lease or other arrangement may be terminated by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares;

(2) in the case of an association or business entity other than a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of the issuing Person.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally Guaranteed by, the United States, Canada or the United Kingdom or issued by any agency thereof and backed by the full faith and credit of the United States, Canada or the United Kingdom, in each case maturing within one year from the date of acquisition;

(2) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or banker’s acceptances having maturities of six months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of the United States, Canada or the United Kingdom or any state thereof having combined capital and surplus of not less than $500,000,000;

(3) commercial paper of an issuer rated at least A-1 by S&P or P-1 by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally, and maturing within six months from the date of acquisition;

(4) repurchase obligations of any financial institution satisfying the requirements of clause (2) of this definition, having a term of not more than 30 days, with respect to securities issued or fully Guaranteed or insured by the United States, Canadian or the United Kingdom government;

(5) securities with maturities of one year or less from the date of acquisition issued or fully Guaranteed by any state, commonwealth, province or territory of the United States, Canada or the United Kingdom, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, province, territory, political subdivision, taxing authority or foreign government (as the case may be) have the highest rating obtainable from either Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc.;

(6) securities with maturities of six months or less from the date of acquisition backed by standby letters of credit issued by any financial institution satisfying the requirements of clause (2) of this definition;

(7) money market mutual or similar funds that invest exclusively in assets satisfying the requirements of clauses (1) through (6) of this definition; and

(8) money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated AAA by S&P and Aaa by Moody’s and (iii) have portfolio assets of at least $5,000,000,000.

“Change of Control” means the occurrence of any of the following:

(1) the sale, conveyance, transfer, lease or other disposition (other than by way of merger, consolidation or amalgamation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act);

(2) the adoption of a plan relating to the liquidation or dissolution of the Company or the Issuer;

(3) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the consummation of any transaction (including any merger, consolidation or amalgamation) the result of which is that any “person” (as defined above), becomes the “beneficial owner” (as such term is defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (3) such person shall be deemed to have “beneficial ownership” of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the voting stock or shares of the Company or the Issuer;

(4) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(5) the Company ceases to own, directly or indirectly, all the voting stock or shares of the Issuer (other than in connection with a merger or amalgamation of the Company into the Issuer permitted by the indenture).

“Company” means Dollar Financial Corp., a Delaware corporation and an indirect parent of the Issuer.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus:

(1) an amount equal to any extraordinary or non-recurring loss, to the extent that such losses were deducted in computing such Consolidated Net Income; plus

(2) an amount equal to any net loss realized in connection with an Asset Sale, the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness by such Person or its Restricted Subsidiaries, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(3) provision for taxes based on income or profits or capital of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(4) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges Incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to interest rate Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(5) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) to the extent deducted in computing such Consolidated Net Income; plus

(6) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with the Transactions; plus

(7) write offs, write downs or impairment of goodwill or other intangible assets, unrealized mark-to-market losses, and other non-cash charges (excluding any such other non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent deducted in computing such Consolidated Net Income;

minus

(8) all non-cash items to the extent that such non-cash items increased Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period and any items for which cash was received in a prior period).

Notwithstanding the foregoing, the provision for taxes based on income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary of such Person, or that is accounted for by the equity method of accounting shall be included, but only to the extent of the amount of dividends or distributions that have been distributed in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, unless such restriction has been legally waived; and

(3) the cumulative effect of a change in accounting principles shall be excluded.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who (1) was a member of such Board of Directors on the date of the indenture or (2) was nominated for election or elected to such Board of Directors with the approval, recommendation or endorsement of a majority of the directors who were members of such Board of Directors on the date of the indenture or whose nomination or election to the Board of Directors was previously so approved.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of October 30, 2006 and as amended and restated as of December 23, 2009, by and among the Company, the Issuer, Dollar Financial U.K. Limited, the several lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as administrative agent and as security trustee, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as amended up to and including the date of the indenture.

“Credit Facility” means one or more debt facilities, including the Credit Agreement, or other financing arrangements (including commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, extended, renewed, restated, supplemented, replaced (whether or not upon termination and whether with the original lenders, institutional investors or otherwise), refinanced (including through the issuance of debt securities), restructured or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Facility or a successor Credit Facility, whether by the same or any other agent, lender or group of lenders (or institutional investors).

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock convertible or exchangeable solely at the option of the Company or a Subsidiary; provided that any such conversion or exchange will be deemed an Incurrence of Indebtedness or Disqualified Stock, as applicable); or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in the case of each of clauses (1), (2) and (3), on or prior to the 91st day after the Stated Maturity of the notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring on or prior to the 91st day after the Stated Maturity of the notes will not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions of the covenants described under the caption “Repurchase at the Option of Holders — Change of Control” and “— Asset Sales” are to the holders.

“Domestic Subsidiary” means any Subsidiary of the Company other than a Foreign Subsidiary.

“Earn-out Obligations” means contingent payment obligations of the Company or any of its Subsidiaries Incurred in connection with the acquisition of assets or businesses, which obligations are payable based on the performance of the assets or businesses so acquired; provided that the amount of such obligations outstanding at any time shall be measured by the maximum amount potentially payable thereunder without regard to performance criteria, the passage of time or other conditions.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for Capital Stock).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Convertible Notes” means the Company’s 2.875% senior convertible notes due 2027.

“Existing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries outstanding on the date of the indenture until such Indebtedness is repaid.

“Fixed Charge Coverage Ratio” means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries Incurs or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence or redemption of Indebtedness, or such issuance or redemption of Preferred Stock (including the application of any proceeds therefrom), as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above:

(1) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers, consolidations or amalgamations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated to include the Consolidated Cash Flow of the acquired entities (adjusted to exclude (A) the cost of any compensation, remuneration or other benefit paid or provided to any employee, consultant, Affiliate or equity owner of the acquired entities to the extent such costs are eliminated and not replaced and (B) the amount of any reduction in general, administrative or overhead costs of the acquired entities, in each case, as determined in good faith by an officer of the Company);

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

“Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges Incurred in respect of letter of credit or bankers’ acceptance financings, and net payments and receipts (if, any) pursuant to interest rate Hedging Obligations); and

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; and

(3) any interest expense on Indebtedness of another Person to the extent that such Indebtedness is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on the assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon); and

(4) the product of (A) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of Preferred Stock of such Person, times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP;

provided, however, that such fixed charges shall not include any non-cash interest expense attributable to the application of ASC 470-20 (formerly FSP APB 14-1) or any successor provision providing for the periodic recognition as interest expense of the excess of the principal amount of a liability over the related carrying value.

“Foreign Subsidiary” means any Subsidiary of the Company incorporated or organized in a jurisdiction other than Canada, the United States, any state or province thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the date of the indenture, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) the statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entity as have been approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person to:

(1) purchase or pay (or advance or supply funds for the purchase or payment) of such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness;

(2) purchase property, securities or services for the purposes of assuring the holder of such Indebtedness of the payment of such Indebtedness; or

(3) maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness;

provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantors” means the Company and each of the Subsidiary Guarantors.

“Incur” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume (pursuant to a merger, consolidation, amalgamation, acquisition or other transaction), Guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness; provided, further, that the accretion of original issue discount on Indebtedness shall not be deemed to be an Incurrence of Indebtedness. Indebtedness otherwise Incurred by a Person before it becomes a Subsidiary of the Company shall be deemed to have been Incurred at the time it becomes such a Subsidiary.

“Indebtedness” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent:

(1) every obligation of such Person for money borrowed, including in each case, premium, interest (including interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, whether or not such interest is an allowable claim in such bankruptcy proceeding), fees and expenses related thereto;

(2) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) every reimbursement obligation of such Person with respect to letters of credit, banker’s acceptances or similar facilities issued for the account of such Person, other than obligations with respect to letters of credit securing obligations, other than obligations referred to in clauses (1), (2) and (5), entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the 10th day following payment on the letter of credit;

(4) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade payables, credit on open account, provisional credit, accrued liabilities or similar terms arising in the ordinary course of business which are not overdue or which are being contested in good faith; provided that Earn-out Obligations shall not constitute Indebtedness if, at the time of closing the relevant transaction, the amount of any such Earn-out Obligation is not determinable and, to the extent such Earn-out Obligation thereafter becomes fixed and determined the amount is paid within 30 days thereafter);

(5) every Capital Lease Obligation of such Person;

(6) the maximum fixed redemption or repurchase price of Disqualified Stock of such Person at the time of determination plus accrued but unpaid dividends;

(7) every net payment obligation of such Person under interest rate swap, cap, collar or similar agreements or foreign currency hedge, exchange or similar agreements of such Person (collectively, “Hedging Obligations”); and

(8) every obligation of the type referred to in clauses (1) through (7) of another Person the payment of which, in either case, such Person has Guaranteed or is liable, directly or indirectly, as obligor, guarantor or otherwise, to the extent of such Guarantee or other liability.

“Ineligible Indebtedness” means Indebtedness in the form of, or represented by, bonds (other than surety bonds, indemnity bonds, performance bonds or bonds of a similar nature) or other securities that is, or may be, quoted, listed or purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, the market for securities eligible for resale pursuant to Rule 144A under the Securities Act).

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including Guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commissions, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company shall not be deemed to be an Investment. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that after giving effect to any such sale or disposition, such Person is no longer a direct or indirect Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants — Restricted Payments”:

(1) Investments shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Company’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Company or a Restricted Subsidiary in respect of such Investment.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, encumbrance or hypothecation of any kind in respect of that asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any other agreement to give a security interest in and any filing of any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“MFS Acquisition” means the acquisition on December 23, 2009 by a wholly owned subsidiary of Dollar Financial Group, Inc. of all of the membership interests in Military Financial Services LLC (“MFS”) pursuant to the Purchase Agreement dated October 28, 2009, among Dollar Financial Group, Inc., MFS and each of the holders of membership interests in MFS.

“Minority JV Entity” means a Person engaged in a Similar Business that is not a Subsidiary.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however, (1) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (A) any Asset Sale (including dispositions pursuant to Sale and Leaseback Transactions) or (B) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and (2) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including legal, accounting and investment banking fees and sales commissions) and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Officers’ Certificate” means a certificate signed by the Chairman of the Board, the President, a Vice President or the Chief Financial Officer, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, of the Issuer or the Company and delivered to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, the Issuer or the Trustee.

“Permitted Investments” means:

(1) any Investment in the Company, the Issuer or a Restricted Subsidiary;

(2) any Investment in cash or Cash Equivalents or the notes;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary of the Company that is engaged in a Similar Business or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is engaged in a Similar Business;

(4) any Investment existing on the date of the indenture or made pursuant to binding commitments in effect on the date of the indenture or an Investment consisting of any extension, modification or renewal of any Investment existing on the date of the indenture; provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the date of the indenture or (y) as otherwise permitted under the indenture;

(5) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(6) Hedging Obligations that are Incurred by the Company or any of its Subsidiaries for the purpose of fixing or hedging (A) interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this indenture to be outstanding or (B) currency exchange risk in connection with existing financial obligations and not for purposes of speculation;

(7) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits;

(8) loans and advances to employees of the Company and its Subsidiaries in the ordinary course of business not to exceed $4.0 million in the aggregate at any one time outstanding;

(9) any Investment consisting of a Guarantee permitted by the covenant described above under the caption “Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(10) Investments consisting of non-cash consideration received in the form of securities, notes or similar obligations in connection with dispositions of obsolete or worn out assets permitted pursuant to the indenture;

(11) Investments relating to any special purpose Affiliate of the Company organized in connection with a Qualified Receivables Transaction that, in the good faith determination of the Board of Directors of the Company, are customary and necessary to effect that Qualified Receivables Transaction;

(12) Investments received in settlement of bona fide disputes or as distributions in bankruptcy, insolvency or similar proceedings;

(13) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding, not to exceed the greater of $10.0 million or 1.0% of Total Assets, in each case, at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value, but reduced by any amounts received by the Company or any Restricted Subsidiary as a dividend, distribution or otherwise on account of such Investment including the fair market value of any property so received);

(14) Investments in Minority JV Entities having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (14) that are at the time outstanding, not to exceed the greater of $10.0 million or 1.0% of Total Assets, in each case, at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value, but reduced by any amounts received by the Company or any Restricted Subsidiary as a dividend, distribution or otherwise on account of such Investment including the fair market value of any property so received); and

(15) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) that are at the time outstanding, not to exceed $15.0 million.

“Permitted Liens” means:

(1) Liens securing Indebtedness Incurred pursuant to clause (1), (7), (11), (13) or (18) of paragraph (b) of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(2) Liens in favor of the Issuer or the Company or a Subsidiary Guarantor;

(3) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company, the Issuer or a Restricted Subsidiary, provided that such Liens were not created in connection with, or in contemplation of, such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated with the Company, the Issuer or a Restricted Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by the Company, the Issuer or any Restricted Subsidiary of the Company, provided that such Liens were not created in connection with, or in contemplation of, such acquisition;

(5) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, workmens’ compensation or unemployment obligations or other obligations of a like nature, or to secure letters of credit issued with respect to such obligations, Incurred in the ordinary course of business;

(6) Liens consisting of deposits in connection with leases or other similar obligation, or securing letters of credit issued in lieu of such deposits, incurred in the ordinary course of business;

(7) Liens securing Indebtedness (including Capital Lease Obligations) permitted by clause (3) of paragraph (b) of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covering only the assets acquired with such Indebtedness and directly related assets such as proceeds (including insurance proceeds), products, replacements, substitutions and accessions thereto;

(8) Liens existing on the date of the indenture and replacement Liens that do not encumber additional assets, unless such encumbrance is otherwise permitted;

(9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent for more than 30 days or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(10) Liens Incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations in an aggregate principal amount that does not exceed $5.0 million at any one time outstanding and that (A) are not Incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (B) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Subsidiary;

(11) Liens securing Permitted Refinancing Debt, provided that the Company was permitted to Incur such Liens with respect to the Indebtedness so refinanced;

(12) statutory and common law Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business with respect to amounts that are not yet delinquent for more than 30 days or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(13) Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(14) Liens arising from filings of Uniform Commercial Code financing statements or similar documents regarding leases or otherwise for precautionary purposes relating to arrangements not constituting Indebtedness;

(15) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of the Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and the Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of the Restricted Subsidiaries in the ordinary course of business;

(16) Liens in favor of the Trustee under the indenture, and in favor of trustees or comparable representatives under other indentures, agreements or instruments governing Indebtedness permitted to be Incurred by the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(17) Liens on accounts receivables and related assets held by a Receivables Subsidiary arising in connection with a Qualified Receivables Transaction.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest in connection with or in respect of any referenced Indebtedness.

“Permitted Refinancing Debt” means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net cash proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries; provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Debt does not exceed the principal amount and premium, if any, plus accrued interest (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of any fees and expenses Incurred in connection therewith);

(2) such Permitted Refinancing Debt has a final scheduled maturity date later than the final scheduled maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Debt is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or would otherwise be permitted to Incur such Indebtedness.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock corporation, trust, unincorporated organization or government or agency or political subdivision thereof or any other entity.

“Preferred Stock” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Public Equity Offering” means any underwritten public offering of common equity securities or units including or representing common equity securities of the Issuer or the Company for cash, provided that at the time of or upon consummation of such offering, such common equity securities or units of the Issuer or the Company are listed on a national securities exchange or quoted on the NASDAQ Global Market of The Nasdaq Stock Market, Inc.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by the Company or any of its Subsidiaries pursuant to which the Company) or any of its Subsidiaries sells, conveys or otherwise transfers to (1) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries) or (2) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries and any related assets, including all collateral securing such accounts receivable, all contracts and Guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Qualifying Prepayment” means, with respect to the Existing Convertible Notes, (i) the repurchase or redemption thereof by the Company, (ii) defeasance thereof by the Company in accordance with the terms thereof or (iii) the exchange or conversion thereof into unsecured notes of the Company or any of its direct or indirect subsidiaries or common stock of the Company; provided, however, that the final maturity of any such unsecured notes shall be no earlier than April 1, 2015 and none of such unsecured notes shall require any scheduled repurchase, redemption, defeasance or other retirement of principal (or any scheduled offer to make any of the foregoing), whether such repurchase, redemption, defeasance or other retirement of principal (or any such offer) is subject to the satisfaction of any conditions precedent thereto (it being understood that an offer to repurchase or redeem such other Indebtedness upon the occurrence of an “asset sale” or a “change of control” shall not be deemed to be a scheduled offer, and any such repurchase or redemption shall not be deemed to be a scheduled repurchase or redemption, for purposes hereof), prior to April 1, 2015.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of the Company which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary:

(1) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a) is Guaranteed by the Company or any of its other Subsidiaries (excluding guarantees of obligations (other than the principal of, and interest on Indebtedness) pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction),

(b) is recourse to or obligates the Company or any of its other Subsidiaries in any way other than pursuant to representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction or

(c) subjects any property or asset of the Company or any of its other Subsidiaries, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to representations, warranties, covenants and indemnities entered into in the ordinary course of business in connection with a Qualified Receivables Transaction;

(2) with which neither the Company nor any of its other Subsidiaries has any material contract, agreement or understanding other than (a) sales of accounts receivable and related assets to such Subsidiary and other transactions within the customary parameters of asset securitization transactions involving accounts receivable, (b) transactions on terms not materially more restrictive to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company and (c) customary transaction costs, fees and expenses Incurred in connection with securitization transactions involving accounts receivable and fees payable in the ordinary course of business in connection with servicing accounts receivable; and

(3) with which neither the Company nor any of its other Subsidiaries has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “refinancing” shall have correlative meanings.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary. The term “Restricted Subsidiary” includes the Issuer when referring to Restricted Subsidiaries of the Company.

“Sale and Leaseback Transaction” means an arrangement relating to property owned by the Company or one of its Subsidiaries on the date of the indenture or thereafter acquired by the Company or one of its Subsidiaries whereby the Company or such Subsidiary transfers such property to a Person and the Company or such Subsidiary leases it from such Person.

“SEC” means the Securities and Exchange Commission, or any successor agency thereto.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of the Company as defined under Rule 1-02 of Regulation S-X promulgated by the SEC as such regulation is in effect on the date of the indenture.

“Similar Business” means any business conducted or proposed to be conducted by the Company, the Issuer and the Restricted Subsidiaries on the date of the indenture or any business that is similar, reasonably related, incidental or ancillary thereto.

“Stated Maturity” when used with respect to any security or any installment of interest thereon, means the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person (or a combination thereof) and (2) any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantors” means each of: (1) Dollar Financial Group, Inc., Any Kind Check Cashing Centers, Inc., Cash Unlimited of Arizona, Inc., Check Mart of Florida, Inc., Check Mart of Louisiana, Inc., Check Mart of New Mexico, Inc., Check Mart of Pennsylvania, Inc., Check Mart of Texas, Inc., Check Mart of Wisconsin, Inc., DFG Canada, Inc., DFG International, Inc., DFG World, Inc., Dollar Financial Insurance Corp., Financial Exchange Company of Ohio, Inc., Financial Exchange Company of Pennsylvania, Inc., Financial Exchange Company of Pittsburgh, Inc., Financial Exchange Company of Virginia, Inc., Loan Mart of Oklahoma, Inc.,

Monetary Management Corporation of Pennsylvania, Inc., Monetary Management of California, Inc., Monetary Management of Maryland, Inc., Monetary Management of New York, Inc., Money Mart CSO, Inc., Money Mart Express, Inc. (f/k/a Moneymart.com, Inc.), Moneymart, Inc. (f/k/a L.M.S. Development Corp.), Pacific Ring Enterprises, Inc. and PD Recovery, Inc., (2) 1100591 Alberta Ltd., 656790 BC Ltd., Advance Canada Properties Inc., Advance Canada Inc., Money Card Corp., and Money Mart Canada Inc. and (3) any other Domestic Subsidiary that executes a Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns.

“Taxes” means any present or future tax, duty, levy, interest, assessment or other governmental charge imposed or levied by or on behalf of any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax; provided, however, that “Taxes” shall not include any taxes imposed on or measured by the holder’s overall net income or profits.

“Taxing Jurisdiction” means (i) with respect to any payment made under the notes, any jurisdiction (or any taxing authority or political subdivision thereof or therein) in which the Issuer, or any of its successors, are organized or resident for tax purposes or conduct of business, or from or through which payment is made and (ii) with respect to any payment made by the Company or a Subsidiary Guarantor, any jurisdiction (or any taxing authority or political subdivision thereof or therein) in which the Company or such Subsidiary Guarantor is organized or resident for tax purposes or conduct of business, or from or through which payment is made.

“Total Assets” means, as to any Person, the total assets of such Person and its consolidated Subsidiaries determined in accordance with GAAP.

“Transactions” means the collective reference to (a) the issuance of the old notes, (b) the MFS Acquisition and (c) the entering into of the amendment to the Credit Agreement.

“Unrestricted Subsidiary” means:

(1) each of We The People USA Inc. and We The People LLC;

(2) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below); and

(3) any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company, the Issuer or any Restricted Subsidiary (other than solely any Unrestricted Subsidiary of the Subsidiary to be so designated); provided that:

(a) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Company;

(b) such designation complies with the covenants described under “Certain Covenants — Restricted Payments”; and

(c) each of:

(1) the Subsidiary to be so designated; and

(2) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company, the Issuer or any Restricted Subsidiary.

The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(2) the Fixed Charge Coverage Ratio for the Company and the Restricted Subsidiaries would be greater than such ratio immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligation” means:

(1) any security which is: a direct obligation of the United States of America the payment of which the full faith and credit of the United States of America is pledged or an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, is not callable or redeemable at the option of the issuer thereof; and

(2) any depository receipt issued by a bank (as defined in the Securities Act) as custodian with respect to any U.S. Government Obligation and held by such bank for the account of the holder of such depository receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depository receipt.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person all of the outstanding Capital Stock of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person (or any combination thereof).

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of notes by a holder who acquires exchange notes pursuant to the exchange offer. This summary is based on the facts set out in this prospectus, the current provisions of the Income Tax Act (Canada) (the “Canada Tax Act”) and the regulations under the Canada Tax Act in force as of the date hereof and an understanding, based on publicly available materials published in writing prior to the date hereof, of the current administrative policies and assessing practices of the Canada Revenue Agency. This summary also takes into account all specific proposals to amend the Canada Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”). There can be no assurance that the Tax Proposals will be enacted in the form publicly announced or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation considerations which may differ from the Canadian federal income tax considerations described in this summary.

This summary is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular holder of notes. This summary is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of notes, and no representation is made with respect to the Canadian income tax consequences to any particular holder of notes. Accordingly, holders considering the exchange of old notes for exchange notes should consult their own tax advisers with respect to their individual circumstances.

Holders of Notes Resident in Canada

The following summary is generally applicable to a holder who acquires exchange notes pursuant to the exchange offer who at all relevant times, for purposes of the Canada Tax Act, is resident in Canada, deals at arm’s length with the Issuer, is not affiliated with the Issuer and holds the notes as capital property. Notes will generally be considered to be capital property to a holder unless the holder holds the notes in the course of carrying on a business or has acquired the notes in a transaction considered to be an adventure or concern in the nature of trade. Certain holders whose notes might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the Canada Tax Act to have such notes and all other “Canadian securities,” as defined in the Canada Tax Act, owned by such holder in the taxation year in which the election is made and in all subsequent taxation years deemed to be capital property. This summary does not address the Canadian federal income tax considerations applicable to a holder of notes an interest in which is a “tax shelter investment” as defined in the Canada Tax Act, a holder to whom the “functional currency” reporting rules in the Canada Tax Act apply or a holder of notes that is a “financial institution” or a specified financial institution as defined in the “mark-to-market” rules contained in the Canada Tax Act.

Exchange of Notes

The exchange of old notes for exchange notes pursuant to this exchange offer will not constitute a taxable transaction to a holder of notes.

Interest

A holder of notes that is a corporation, partnership, unit trust or a trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues to such holder on the notes to the end of that year or that becomes receivable or is received by it before the end of that year, to the extent that such interest was not included in computing the holder’s income for a preceding taxation year. Any other holder of notes, including an individual, will be required to include in computing its income for a taxation year all interest on the notes that is received or receivable by such holder in that year (depending on the method regularly followed by the holder in computing income) to the extent that such interest was not included in computing the holder’s income for a preceding taxation year and where the holder holds the notes on any “anniversary day” of the notes, all interest that accrues to the end of that day on the notes, to the extent the interest was not otherwise included in the holder’s income for the year or a preceding year.

Where a holder of notes is required to include in computing income interest on a note that accrued in respect of a period prior to the date the holder acquired the note, the holder will be entitled to a deduction in computing income of an equivalent amount. The amount so deducted will be deducted in computing the adjusted cost base to the holder of the note.

If notes are issued at a discount, a holder may be required to include an additional amount in computing income, either in accordance with the deemed interest accrual rules contained in the Canada Tax Act and regulations or in the taxation year in which the discount is received or receivable by the holder. Holders should consult their own tax advisor in these circumstances, as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

Any premium paid by the Issuer to a holder of notes because of the redemption or purchase by it of a note before the maturity of that note will generally be deemed to be interest received at that time by the holder to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at the time of redemption or purchase of, the interest that would have been paid or payable by that Issuer on the notes for a taxation year ending after the redemption or purchase.

Dispositions

On a disposition or a deemed disposition of a note (including a redemption or purchase by the Issuer or a repayment at maturity), a holder will generally be required to include in computing its income for the taxation year in which the disposition occurs all interest that accrued on the note from the date of the last interest payment to the date of disposition, except to the extent that such interest has otherwise been included in the holder’s income for that year or a preceding taxation year.

In addition, the disposition or deemed disposition of a note will generally result in a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any amount included in the holder’s income as interest and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the note to the holder immediately before the disposition. Generally, one-half of a capital gain (a “taxable capital gain”) will be included in the holder’s income, and one-half of a capital loss (an “allowable capital loss”) is required to be deducted against taxable capital gains realized by such holder in the same taxation year. Any excess of allowable capital losses over taxable capital gains realized in a particular taxation year may be carried back up to three taxation years or carried forward indefinitely to subsequent taxation years and applied against net taxable capital gains in those years in accordance with the detailed rules contained in the Canada Tax Act. Capital gains realized by an individual may give rise to liability for alternative minimum tax.

Additional Refundable Tax

A holder of notes that is a “Canadian-controlled private corporation” (as defined in the Canada Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including interest and taxable capital gains earned or realized in respect of the notes.

Foreign Exchange

The notes are denominated in U.S. dollars. All amounts relating to the acquisition, holding or disposition of the notes must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate at the relevant time for the purposes of the Canada Tax Act and the regulations thereunder. A holder of notes may realize a capital gain or a capital loss by virtue of fluctuations in the Canadian/U.S. dollar exchange rate. The amount of interest on the notes required to be included in computing the holder’s income for a taxation year will also be affected by fluctuations in the Canadian/U.S. dollar exchange rate.

Qualified Investments

Provided that the notes have an investment grade rating with a prescribed credit rating agency, which currently includes Moody’s and S&P, the notes, when issued, will be “qualified investments” under the Canada Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan (other than a trust governed by a deferred profit sharing plan to which the Issuer or a corporation which does not deal at arm’s length with the Issuer makes payments under the plan for the benefit of beneficiaries under the plan), a registered education savings plan, a registered disability savings plan or a tax free savings account.

Notwithstanding the foregoing, if the notes are “prohibited investments” for the purposes of a tax-free savings account, a holder will be subject to a penalty tax as set out in the Canada Tax Act. Holders are advised to consult their own tax advisors in this regard.

Non-Resident Noteholders

The following summary is applicable to a holder of notes who acquires exchange notes pursuant to the exchange offer and who, at all relevant times: (i) is not and is not deemed to be, a resident of Canada for purposes of the Canada Tax Act; (ii) deals at arm’s length with the Issuer for purposes of the Canada Tax Act; (iii) does not use or hold and is not deemed to use or hold the notes in the course of carrying on business in Canada; and (iv) is not an insurer for purposes of the Canada Tax Act (a “Non-Resident Noteholder”).

The exchange of old notes for exchange notes pursuant to this exchange offer will not constitute a taxable transaction to a holder of notes under the Canada Tax Act.

Amounts paid or credited, or deemed to be paid or credited, as, on account or in lieu of payment of, or in satisfaction of the principal of the notes or premium or interest on the notes by the Issuer to a Non-Resident Noteholder will be exempt from Canadian withholding tax.

No other taxes on income (including taxable capital gains) will be payable under the Canada Tax Act by a Non-Resident Noteholder in respect of the acquisition, ownership or disposition of the notes.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax considerations relating to the acquisition, ownership and disposition of the exchange notes by United States holders (as defined below) who acquire exchange notes pursuant to the exchange offer but does not purport to be a complete analysis of all the potential tax considerations. This summary is based on the provisions of the United States Internal Revenue Code of 1986, which we refer to as the Code, the Treasury regulations promulgated or proposed thereunder, judicial authority, published administrative positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date of this document, and all of which are subject to change, possibly on a retroactive basis. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with our statements and conclusions. This summary deals only with holders that exchange their old notes for exchange notes in the exchange offer, and that will hold the exchange notes as “capital assets” (within the meaning of Section 1221 of the Code). This summary does not purport to deal with all aspects of United States federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, tax-exempt organizations, S corporations, mutual funds, partnerships or other pass-through entities for United States federal income tax purposes, insurance companies, broker-dealers, dealers or traders in securities or currencies, expatriates subject to Code Section 877 and taxpayers subject to the alternative minimum tax. This summary also does not discuss exchange notes held as part of a hedge, straddle, synthetic security or conversion transaction, or situations in which the “functional currency” of a United States holder (as defined below) is not the United States dollar. Moreover, the effect of any applicable estate, state, local or non-United States tax laws is not discussed. This summary does not address the United States federal income tax considerations to holders who are not United States holders (as defined below).

The following discussion is for informational purposes only and is not a substitute for careful tax planning and advice. Investors considering the exchange of old notes for exchange notes should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the estate tax laws or the laws of any state, local or non-United States taxing jurisdiction or under any applicable tax treaty.

To ensure compliance with Treasury Department Circular 230, you are hereby notified that: (i) any discussion of U.S. federal income tax issues in this disclosure statement is not intended or written to be relied upon, and cannot be relied upon, by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code of 1986, as amended, or the Code; (ii) such discussion is included herein by us in connection with the promotion or marketing (within the meaning of Circular 230) by us of the transactions or matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

The term “United States holder” means a beneficial owner of an old note or an exchange note that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons has the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations to treat such trust as a domestic trust.

If a partnership or other entity taxable as a partnership for United States federal income tax purposes holds the old notes or the exchange notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership or other entity taxable as a partnership for United States federal income tax purposes that holds the old notes or the exchange notes should consult its tax advisor as to the tax consequences applicable to such partner.

Exchange Offer

The exchange of old notes for exchange notes pursuant to the exchange offer should not be treated as an “exchange” for U.S. federal income tax purposes. Each exchange note should, in general, be treated for federal income tax purposes as the same instrument as the old notes for which it was exchanged. Accordingly, the exchange of old notes for exchange notes should not be a taxable event to United States holders. The exchange notes will have the same tax attributes as the old notes and the same tax consequences to United States holders as the old notes have to United States holders, including, without limitation, the same issue price, adjusted issue price, adjusted tax basis and holding period, and a United States holder will take into account income with respect to the exchange note in the same manner as for the old note. If a United States holder acquired an old note with market discount or bond premium, such market discount or bond premium will carry over to the exchange note and shall be taken into account in the same manner as for the old note.

United States Holders

Issue Price.  Since the old notes were originally issued at or near par neither the old notes nor the exchange notes will have original issue discount (“OID”) for U.S. federal income tax purposes. The statutory de minimis amount under which OID is disregarded is generally equal to 1/4 of 1 percent of the principal amount of the notes multiplied by the number of complete years to maturity of the notes from their original issue date. Because the amount of discount on the old notes and the exchange notes is de minimis, rather than being characterized as interest, any payment attributable to such de minimis discount should be characterized as if it were gain from the sale of the exchange notes.

Payment of Interest.  The stated interest on an exchange note generally will be included in the income of a United States holder as ordinary income at the time such interest is accrued or received in accordance with the holder’s method of accounting for United States federal income tax purposes. Interest income earned with respect to an exchange note will constitute foreign-source income for U.S. federal income tax purposes, which may be relevant in calculating the foreign tax credit limitation. The rules governing foreign tax credits are complex, and, therefore, you should consult your tax advisor regarding the availability of foreign tax credits in your particular circumstances.

Market Discount.  If a United States holder purchased old notes after their original issue date for an amount that is less than their stated redemption price at maturity, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless that difference is less than a specified de minimis amount. Any market discount on an old note will carry over to the exchange note. Under the market discount rules, a United States holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, the exchange notes as ordinary income to the extent of the market discount that has not been previously included in income and that has accrued on the exchange notes at the time of their payment or disposition. In addition, a United States holder may be required to defer, until the maturity of the exchange notes or their earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the exchange notes. A United States holder may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. United States holders should consult their own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition of the old note to the maturity date of the exchange note unless the United States holder elects to accrue market discount on a constant interest method. A United States holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired by the United States holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. United States holders should consult their own tax advisors before making this election.

Amortizable Bond Premium.  If a United States holder purchased old notes after their original issue date for an amount in excess of the sum of all amounts payable on those debt securities after the purchase date other than qualified stated interest, the United States holder will be considered to have purchased those debt securities at a “premium.” A United States holder generally may elect to amortize the premium over the remaining term of those debt securities on a constant yield method as an offset to interest when includible in income under the holder’s regular accounting method. If a United States holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss the holder would otherwise recognize on disposition of the exchange notes. A United States holder’s election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by such holder on or after the first day of the first taxable year to which the election applies. A United States holder may not revoke the election without the consent of the IRS. United States holders should consult their own tax advisors before making this election.

Sale, Exchange, Redemption or Other Taxable Disposition of the Exchange Notes.  Upon the sale, exchange, redemption or other taxable disposition of an exchange note, a United States holder generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the sale, exchange, redemption or other taxable disposition (not including the amount allocable to accrued and unpaid interest) and (ii) that holder’s adjusted tax basis in the exchange note. The amount realized will be equal to the sum of the amount of cash and the fair market value of any property received in exchange for the exchange note. A United States holder’s adjusted tax basis in an exchange note generally will equal that holder’s adjusted basis in the old note as of the date of the exchange, reduced by any principal payments on the exchange note received by such holder. Gain or loss generally will be U.S.-source income for purposes of computing your foreign tax credit limitation. The capital gain or loss will be long-term capital gain or loss if the United States holder’s holding period in the exchange note (which will include the holding period in the old note) is more than one year at the time of sale, exchange, redemption or other taxable disposition. Long-term capital gain for non-corporate taxpayers is subject to reduced rates of United States federal income taxation (15% maximum federal rate through the end of 2010). The deductibility of capital losses is subject to certain limitations.

A United States holder that sells an exchange note between interest payment dates will be required to treat as ordinary interest income an amount equal to interest that has accrued through the date of sale and has not been previously included in income.

If a United States holder recognizes a loss upon a subsequent disposition of the exchange notes in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transactions to the IRS. While these regulations are directed towards “tax shelters,” they are written broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our debt securities, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Information Reporting and Backup Withholding Tax.  Certain non-corporate United States holders may be subject to information reporting requirements on payments of principal, premium, if any, and interest on an exchange note and payments of the proceeds of the sale of an exchange note. The payor (which may be us or an intermediate payor) may be required to withhold backup withholding tax currently at a rate of 28% if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or establish an exemption from backup withholding tax, (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect, (iii) there has been a notified payee underreporting described in Section 3406(c) of the Code, or (iv) the payee has not certified under penalties of perjury that it has furnished a correct TIN and that the IRS has not notified the payee that it is subject to backup withholding tax under the Code. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of any such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until the date that is 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and any profit on any such resale and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933, as amended. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

For a period of 180 days after the expiration date of this exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

LEGAL MATTERS

Certain legal matters with respect to the validity of the notes will be passed upon for Issuer by Stewart McKelvey, Halifax, Nova Scotia, Canada, with respect to matters of Canadian law, and by Pepper Hamilton LLP, Philadelphia, Pennsylvania, with respect to matters of U.S. law. Certain legal matters with respect to the validity of the guarantees will be passed upon for Parent and the other guarantors by Pepper Hamilton LLP, Philadelphia, Pennsylvania, with respect to matters of U.S. law. Certain legal matters with respect to the validity of the guarantees will be passed upon for certain of the guarantors by Roy W. Hibberd, Senior Vice President and General Counsel of Parent, with respect to matters of U.S. law. Certain legal matters with respect to the validity of the notes will be passed upon for certain of the guarantors by Bishop & McKenzie LLP, Edmonton, Alberta, Canada, and Owen Bird Law Corporation, Vancouver, British Columbia, Canada, with respect to matters of Canadian law.

EXPERTS

The consolidated financial statements of Dollar Financial Corp. at June 30, 2009 and 2008, and for each of the three years in the period ended June 30, 2009, appearing in Dollar Financial Corp.’s Current Report on Form 8-K, filed on March 19, 2010, and the effectiveness of Dollar Financial Corp.’s internal control over financial reporting as of June 30, 2009, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of MFS and its subsidiaries as of and for the year ended December 31, 2008, incorporated by reference in this prospectus, have been audited by Crowe Horwath LLP, independent auditors, as stated in their report incorporated by reference herein. The financial statements of MFS and its subsidiaries as of and for the fiscal year ended December 31, 2007, incorporated by reference in this prospectus, have been audited by McGladrey & Pullen, LLP, independent auditors, as stated in their report incorporated by reference herein.

INCORPORATION OF CERTAIN DOCUMENTS

This prospectus incorporates by reference the documents and reports listed below, which have been filed with the SEC (other than portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein):

•	our Annual Report on Form 10-K for our fiscal year ended June 30, 2009, filed with the SEC on September 3, 2009 (the financial statements included within this Annual Report on Form 10-K have been amended for the adoption of certain accounting principles as filed on Form 8-K dated March 19, 2010);

•	our Quarterly Reports on Form 10-Q for our fiscal quarters ended September 30, 2009, filed with the SEC on November 6, 2009, December 31, 2009, filed with the SEC on February 9, 2010 and March 31, 2010, filed with the SEC on May 10, 2010;

•	our proxy statement on Schedule 14-A filed with the SEC on October 8, 2009; and

•	our current reports on Form 8-K filed with the SEC on August 14, 2009, September 1, 2009, October 28, 2009, November 2, 2009, November 12, 2009, November 13, 2009, November 18, 2009, November 20, 2009, December 2, 2009, December 9, 2009, December 24, 2009, December 31, 2009, January 21, 2010, February 18, 2010, March 2, 2010, March 9, 2010, March 19, 2010, May 18, 2010 and June 11, 2010.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, unless otherwise indicated therein) after the date of this prospectus and prior to the termination of this offering. The information contained in any such document will be considered part of this prospectus from the date the document is filed with the SEC. We make available free of charge, through the investor relations section of our website, www.dfg.com, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as amendments to those reports, as soon as reasonably practical after they are filed with the SEC. You may also request free copies of these filings by writing or telephoning us at the following address: Dollar Financial Corp., 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312-1288, telephone: (610) 296-3400.

WHERE YOU CAN FIND MORE INFORMATION

While any exchange notes remain outstanding, we will make available, upon request, to any beneficial owner and any prospective purchaser of notes the information required pursuant to Rule 144A(d)(4) under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act. Any such request should be directed to: Dollar Financial Corp., 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312-1288, telephone: (610) 296-3400.

You will find additional information about us in our SEC filings. Our SEC filings may also be inspected and copied at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers who file electronically with the SEC.

Offer to Exchange
$600,000,000 in Aggregate Principal Amount of
10.375% Senior Notes Due 2016
Which Have Been Registered Under the Securities Act
For Any and All Outstanding 10.375% Senior Notes Due 2016

Issued by

NATIONAL MONEY MART COMPANY

Fully and Unconditionally Guaranteed by

DOLLAR FINANCIAL CORP.

and certain of its existing and future U.S. and Canadian Subsidiaries

Until the date that is 90 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.